49

09045820

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Canadian Oil Sands Trust

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 05789 FISCAL YEAR 12-31-08

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT : 4/9/09



Canadian Oil Sands Trust

We are the **definitive investment** in the oil sands

Annual Report 2008

ADVISORY

In the interest of providing Unitholders and potential investors of Canadian Oil Sands Trust (the "Trust" or "Canadian Oil Sands") with information regarding the Trust, including management's assessment of the Trust's future production and cost estimates, plans and Syncrude operations, certain statements throughout this annual report contain "forward-looking statements" under applicable securities law. Forward-looking statements in this annual report include, but are not limited to, statements with respect to: the expectation that crude oil prices will strengthen in future and in particular, will rise by the end of 2009; Syncrude's resource base will provide a long-life cash generating asset base; the expectation that we have the ability to substantially grow production at Syncrude through controlled expansions; Syncrude being able to produce oil at 350,000 barrels per day ("bpd") for decades; plans with respect to the refinancing of $500 million of debt in 2009; the belief that distributions will more closely reflect cash from operating activities, net of sustaining and certain growth capital requirements and the expectation that accordingly, distributions will more closely reflect business conditions, especially crude oil prices; plans regarding having a net debt target of $1.6 billion by 2010; plans to convert to a corporate structure in 2011 as a result of the federal trust taxation; the belief and plans regarding improved reliability and lower costs as well as overall improved operations at Syncrude flowing from the Management Services Agreement between Syncrude Canada and Imperial Oil; the expectation that using contractors will increase bitumen supply and ultimately improve blending feed and volumes to the extraction plants; the expectation that if production volumes are increased, operating costs will decrease; the belief that with low crude oil prices and less development, natural gas costs will decrease as will labour and other costs with the current economic downturn; the expected levels of maintenance capital and growth capital over the next few years; the expectation to grow production to 350,000 bpd and eventually to 500,000 bpd; the expectation of achieving the production design rates from Coker 8-3 and Stage 3; the actual recoverable amounts from any reserves or resources; the belief that demand for our synthetic crude oil product will grow and that it will benefit both our revenues and cost structure; the expected investments and costs relating to environmental legislation and regulations; the proposed reduction in sulphur dioxide and other emissions; the expectation that Syncrude will continue to develop better and more sustainable practices; the short-term and long-term goals for operations, growth, distributions and the business environment; the expected improvement in energy efficiency; the productive capacity that can be achieved in the future; the expectation that production can be increased by 22% from 2008 by reaching design capacity; the quality of Syncrude's leases; the plans to reduce emissions to less than 60% of current approved levels through the Syncrude Emissions Reduction project; the belief that Syncrude can add production more easily and cheaper than a greenfield operations; the plans for 2009 with regards to turnarounds and maintenance; the expectation of cheaper and more technologically advanced operations flowing from the agreement with Imperial Oil regarding Kearl Lake and Syncrude's mine relocations; the expected timing and associated production impact of coker and other unit turnarounds in 2009; the expected revenues, operating costs and cash from operating activities for 2009; the anticipated impact that certain factors such as natural gas and oil prices, foreign exchange, operating costs and Crown royalties have on the Trust's cash from operating activities and net income; and the expected capital expenditures in 2009 and beyond. You are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur. Although the Trust believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Some of the risks and other factors that could cause results to differ materially from those expressed in the forward-looking statements contained in this annual report include, but are not limited to the supply and demand metrics for oil and natural gas; general economic, business and market conditions and in particular, the impact of the current downturn in the economy and the length of such economic recession; risks inherent to the operation of any large, complex refinery units, especially the integration between mining operations and an upgrader facility; regulatory changes which may impact the penalties on greenhouse gas emitters; labour shortages and the productivity achieved from labour in the Fort McMurray area; the impact of technology on operations and processes and how new complex technology may not perform as expected; currency and interest rate fluctuations; the availability of pipeline capacity; changes in business strategy; the availability and price of energy commodities; regulatory decisions; the effects of competition and pricing pressures; shifts in market demands; changes in laws and regulations including environmental and regulatory laws; potential increases in costs; timing of completion of capital or maintenance projects; the availability of adequate levels of insurance; various events which could disrupt operations including severe weather conditions; technological changes and management retention and development; such other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by the Trust, including those outlined in the Management's Discussion and Analysis in this annual report and the assumptions outlined in the guidance for 2009 actually occurring. You are cautioned that the foregoing list of important factors is not exhaustive. Furthermore, the forward-looking statements contained in this annual report are made as of the date of this annual report and unless required by law, the Trust does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this annual report are expressly qualified by this cautionary statement. In any reference to resources in this annual report, there is no certainty that any portion of the resources will be discovered. If discovered, there is no certainty that it will be commercially viable to produce any portion of the resources. Unless otherwise specified, all dollar amounts are expressed in Canadian dollars, all references to "dollars" or "$" are to Canadian dollars and all references to "U.S.$" are to United States dollars.

NON-GAAP FINANCIAL MEASURES

In this MD&A we refer to financial measures that do not have any standardized meaning as prescribed by Canadian generally accepted accounting principles ("GAAP"). These non-GAAP financial measures include cash from operating activities on a per Unit basis, net debt, total capitalization, return on average Unitholder equity, return on average productive capital employed, and certain per barrel measures. Cash from operating activities per Unit is calculated as cash from operating activities reported on the Trust's Consolidated Statement of Cash Flows divided by the weighted-average number of Units outstanding in the period. This measure is an indicator of the Trust's capacity to fund capital expenditures, distributions, and other investing activities without incremental financing. In addition, the Trust refers to various per barrel figures, such as net realized selling prices, operating costs and Crown royalties, which also are considered non-GAAP measures, but provide meaningful information on the performance of the Trust. We derive per barrel figures by dividing the relevant revenue or cost figure by our sales net of purchased crude oil volumes in a period.

Non-GAAP financial measures provide additional information that we believe is meaningful regarding the Trust's operational performance, its liquidity and its capacity to fund distributions, capital expenditures and other investing activities. Users are cautioned that non-GAAP financial measures presented by the Trust may not be comparable with measures provided by other entities.

Corporate Profile

Canadian Oil Sands Trust is the definitive investment in the oil sands. With a 36.74% interest in the Syncrude Project, we are the only pure play on an asset that epitomizes the best attributes of an oil sands investment: high-quality leases, a track record of successful operations, a sustainable approach to the development of our long-life resource and a product – high-quality, light, sweet crude oil – that is essential to the global economy. As an open-ended investment trust, Canadian Oil Sands has been generating income from its Syncrude interest for our investors since 1995. We are listed on the Toronto Stock Exchange under the symbol COS.UN.

TABLE OF CONTENTS

Front cover photo We possess a valuable resource. Syncrude's oil sands deposit should enable us to grow production to more than 500,000 barrels per day and produce at that rate, with virtually no decline, for decades.[1] In total, Canada's oil sands hold 173 billion barrels of crude oil, ranking second only to Saudi Arabia in global oil reserves.

[1] See the "Reserves Data and Other Information" section of Canadian Oil Sands' Annual Information Form (AIF) dated March 13, 2009.

Why Invest?

SUPERIOR QUALITY With large, bitumen-rich leases located in the sweet spot of the Athabasca oil sands deposit and a fully integrated upgrading facility that produces 100% light, sweet crude oil, the quality of our Syncrude asset is exceptional.

TRACK RECORD Syncrude is an experienced oil sands operator, producing a high-quality crude oil for the past 30 years. Its track record is bolstered by the expertise of Imperial Oil and ExxonMobil to support improving operational performance and project expansion into the future.

DEPENDABLE Syncrude's high-quality crude oil resource provides a solid, long-life cash generating asset base. Canadian Oil Sands strives to protect the long-term value of our asset through efficient capital management and a strong balance sheet.

SUSTAINABLE Syncrude employs practices to support the sustainable development of its resource. It invests in new ways to reduce its impact on the environment and build relationships with the communities in which it lives and operates.

ESSENTIAL Crude oil is a major source of energy for the world and Canada's oil sands are a significant, growing and secure source of supply. As an owner of one of the largest producers in the oil sands, Canadian Oil Sands offers upside exposure to rising crude oil prices.

DISTRIBUTIONS PER QUARTER
($ per Trust Unit)


1.50
1.20
0.90
0.60
0.30
0.00
04
05
06
07
08
09

TOTAL UNITHOLDER RETURNS
(Capital appreciation + reinvestment of all distributions/dividends)

Value of $100 invested on December 31, 2003


500
400
300
200
100
0
03 04 05 06 07 08
% Annual Return 27 54 91 34 25 (40)
Canadian Oil Sands Trust
S&P TSX Energy Trust
S&P TSX Composite Trust

CASH FROM OPERATING ACTIVITIES VS CAPITAL EXPENDITURES
($ millions)


2400
1800
1200
600
0
04 05 06 07 08 09E 1
Cash from Operating Activities
Capital Expenditures

[1] *Based on January 28, 2009 Outlook*

2008 Highlights

	2008	2007	% change
FINANCIAL ($ millions, except per Trust Unit amounts)			
Revenues, after crude oil purchases and transportation expense	4,169	3,250	28
Net income	1,523	743	105
Per Trust Unit, basic	3.17	1.55	105
Per Trust Unit, diluted	3.16	1.54	105
Cash from operating activities	2,241	1,377	63
Per Trust Unit	4.66	2.87	62
Unitholder distributions	1,804	791	128
Per Trust Unit	3.75	1.65	127
RATIOS			
Net debt to cash from operating activities *(times)*	0.4	0.7	
Net debt to total capitalization *(%)*	20	19	
Return on average Unitholders' equity *(%)*	38	18	
Return on average productive capital employed *(%)*	34	25	
OPERATIONS			
Sales volumes, net of crude oil purchases			
Total *(mmbbls)*	39	41	(6)
Daily average *(bbls)*	105,986	112,298	(6)
Operating costs *($/bbl)*	35.26	25.23	40
Capital expenditures *($ millions)*	281	183	54
Net SCO realized selling price *($/bbl)*	106.91	79.29	35
Average West Texas Intermediate *(U.S.$/bbl)*	99.75	72.36	38
Average foreign exchange rate *(U.S.$/C$)*	0.94	0.93	1
UNIT INFORMATION			
Closing price on December 31 *($/Trust Unit)*	21.10	38.71	(45)
Weighted-average Units *(millions)*	482	479	0.6

All references to "dollars" or "$" are to Canadian dollars and all references to "U.S.$" are to United States dollars.

A five-year statistical summary is provided on page 88.

CANADIAN OIL SANDS' AVERAGE DAILY SALES
(mbbls per day)



120
90
60
30
0
04
05
06
07
08

CASH FROM OPERATING ACTIVITIES
($ per Trust Unit) [1]



5
4
3
2
1
0
04
05
06
07
08

[1] *Non-GAAP measure*

President's Message



Marcel R. Coutu
President and Chief Executive Officer

The long-term outlook for our business continues to be encouraging. We expect crude oil prices will strengthen as the economy recovers, and we are well positioned to benefit.

DEAR UNITHOLDER: The past year has certainly been turbulent for Canadian Oil Sands, as it has been for the market overall. During the first nine months of 2008, crude oil prices rose to record levels, taking our Unit price to a high of $55.25. But by the fall, the impact of a deepening economic downturn that began in the credit markets had taken hold. Crude oil prices slid dramatically, and today are about 65% less than this time last year. As an investment highly levered to the price of crude oil, our Unit price also declined, closing at $21.10 on December 31, 2008. After increasing our distribution throughout the year, we reduced it to $0.75 per Unit for the fourth quarter of 2008. We then reduced it again to $0.15 per Unit for the first quarter of 2009 to reflect the weakness of our business environment and our outlook for financial performance this year.

It has been and continues to be a challenging period, but we have weathered such cycles before and the long-term outlook for our business continues to be encouraging. We expect crude oil prices to strengthen as the economy recovers, and we are well positioned to benefit. All of our production is 100% upgraded light, sweet crude oil and none of it is currently hedged. Our Syncrude Project is an established operation, with a cost structure that reflects 30 years of historical investment and operating experience in the oil sands. Syncrude has capacity designed to produce 350,000 barrels per day for decades, based on an independent reserve evaluator's 2008 estimate of reserves [1]. Furthermore, we have the ability to substantially grow production.

[1] See the "Reserves Data and Other Information" section of Canadian Oil Sands' Annual Information Form (AIF) dated March 13, 2009.

A PRUDENT FINANCIAL PLAN Canadian Oil Sands entered 2009 in a solid financial position. Benefitting from strong crude oil prices during most of 2008, we reported cash from operating activities of $2.2 billion ($4.66 per Trust unit) and net income of $1.5 billion ($3.17 per Trust unit), increases of 63% and 105%, respectively, over 2007. We returned $3.75 per Unit to our investors, or 92% of our cash from operating activities less capital expenditures. We achieved this while maintaining a strong balance sheet with net debt of just under $1 billion at the end of 2008 and a net debt to total capitalization ratio of 20%, largely unchanged from the prior year end.

Our task now, as we navigate through the economic downturn is to maintain our balance sheet strength with an immediate objective of enhancing our liquidity position and financial flexibility in light of tight credit market conditions and low oil prices. We have about $500 million of debt maturing in 2009, which we plan to refinance through draws on our $840 million of credit facilities, or by issuing new long-term debt. Distributions during this period will likely more closely reflect our expected cash from operating activities, net of capital requirements; as such, the payout must reflect business conditions, particularly crude oil prices.

We believe a net debt target of $1.6 billion by the end of 2010 is an appropriate capitalization level in anticipation of converting to a corporate structure. This target should allow tax pools to rise to an estimated $2 billion, which would help defer the payment of cash taxes when trust taxation takes effect in 2011; however, this net debt target must be achieved without significantly increasing business and liquidity risk. The $1.6 billion net debt level amounts to approximately two times our estimated cash from operating activities in a crude oil price environment of about U.S.$50 per barrel.

SYNCRUDE FOCUSED ON RELIABILITY With a prudent financial plan in place, our success should reflect the performance of Syncrude's operations. The Management Services Agreement (MSA) with 25% owner, Imperial Oil, which in turn is associated with ExxonMobil, is directed at improving operational reliability. The goal is volume gains, lower operating costs and more efficient energy use.

Unfortunately, our operational performance in 2008 was below expectations. Syncrude produced 105.8 million barrels, averaging 289,000 barrels per day, at a cost of $35.26 per barrel. In 2007, Syncrude produced 5.5 million barrels more, at roughly $10 less per barrel. Production and costs during 2008 were affected by two planned coker turnarounds, constrained bitumen production and an operational upset during the first quarter. We believe the upset was caused by an instrumentation failure, which was exacerbated by very cold temperatures, leading to a disruption of several operating units.

The MSA is a comprehensive, long-term approach whose benefits should be realized over the coming years, as new systems and processes are integrated into the existing Syncrude operation. The objective is to reach design capacity of 350,000 barrels per day by the end of 2010. We continue to be constrained in our capacity to produce bitumen so we must improve the reliability of our mining and extraction processes. In addition to a targeted maintenance program, we are expanding our mining equipment fleet and employing contractor services to accelerate overburden removal and expose more oil sands ore; this should optimize blending and increase feed volumes to our extraction plants. In upgrading, we plan to make modifications to Coker 8-3 as part of its scheduled turnaround in the first half of 2009. Coker 8-3 came into operation as part of our Stage 3 expansion, and these modifications should help increase the time it takes for coke residue to accumulate within the vessel, thereby resulting in an improvement to yield and expectations for run length.

Reducing per barrel operating costs is primarily a function of increasing production volumes. Most of our operating costs are fixed so the higher the volume we can process, the lower our operating cost per barrel should be. Over the past few years, we have experienced significant cost inflation as a result of the increase in crude oil prices and the rapid escalation of activity in the oil sands sector. We believe costs will begin to moderate with the decline in commodity prices and the resulting slowdown in development. The cost of energy-sensitive consumables, such as natural gas, has already declined, concurrent with the decrease in crude oil prices. Our largest cost component, however, is labour and we expect these costs to moderate more slowly.

Syncrude is in the design and front-end engineering phase of its next two expansions; fortuitous timing as we can progress with our growth plans without having to incur the large capital costs associated with the later construction phases. The cost to sustain our existing operations, however, is expected to ramp up over the next few years as we construct several large infrastructure and environmental projects. In addition to the Syncrude Emissions Reduction (SER) project to reduce sulphur dioxide emissions, Syncrude will relocate four mining trains. As mining progresses across a lease, the mining and extraction facilities must be relocated to maintain efficient haul distances. Syncrude's owners and Imperial Oil have agreed to cooperate on the engineering and project execution for these mine train designs and moves. This should allow Syncrude to benefit from Imperial Oil's experience on the Kearl Lake project, and to incorporate new technology into our mine train relocations. As well, the same team will be executing this work at both Syncrude and Kearl Lake. The result should be better, larger capacity systems and a potential cost savings from efficient execution.

In 2008 Syncrude's owners reached an agreement with the Alberta government on amended Crown royalty terms for the Syncrude Project. In addition to the benefit of having clear terms, we believe there is value in Syncrude moving to a bitumen-based royalty rather than one based on synthetic crude oil. This change became effective January 1, 2009.

IS THIS DIRTY OIL? An organized, well-funded campaign against the oil sands is underway to brand us as "dirty oil". Like all energy businesses, oil sands development does have environmental impacts, but our mitigation efforts are not well understood by the public and the industry may not have communicated effectively about the issues. Several oil sands producers, led by their CEOs – myself included – are working to change that. We believe we need to foster a more balanced discussion about the development of Canada's oil sands. I would encourage you to voice your opinion and hear what others are saying by visiting www.canadasoilsands.ca.

Oil sands development is controlled by strict, government-approved environmental standards that are among the most comprehensive in the world. In fact, the environmental and social responsibility record of Canada's oil sands producers compares very favourably with other sources of crude oil for the U.S.

I would personally like to address some of the misconceptions that we hear frequently concerning our impacts on the land, water and the air.

It is often reported that oil sands development is destroying huge swaths of Canada's boreal forest, affecting an area the size of Florida. In fact, oil sands mining is expected to disturb 0.1% of Canada's total boreal forest – about one-third the size of the city of Edmonton – and the Alberta government requires that industry reclaim and return that land to a productive state.

A second misconception is that the oil sands are damaging the Athabasca River; however, there are strict limits on the amount of water that can be withdrawn and these limits consider the seasonal flow of the river. Furthermore, regular monitoring by the Alberta government shows no impact on either ground or river water quality. Interestingly, bitumen has been seeping naturally from the banks of the Athabasca River for thousands of years.

Perhaps the most damaging misconception is the oil sands' impact on global warming. The oil sands account for only 0.1% of global emissions. And while the oil sands are criticized for emitting three times more carbon dioxide (CO_2) than conventional crude oil from Saudi Arabia, when the full-life cycle of emissions is taken into account, oil sands crude oil is only 15% more intensive than Saudi light. We also compare favourably with other sources of U.S. crude oil, including: Venezuela, Mexico, Iraq and even heavy thermal oil from California. That is because oil sands crude oil, although emitting more during the production phase, has lower refining and transport emissions. The most significant contribution to emissions – around 85% – is from the actual consumption of the crude oil by the end user, largely for transportation. An effective climate change policy must look at the full picture.

CO_2 Emission Life Cycle Analysis
(kg CO_2E tonnes per barrel)


600
500
400
300
200
100
0
Production
Pipeline Transport
Refining
Combustion by Consumers
Canadian Synthetic Crude Oil Blend

Source: Canadian Association of Petroleum Producers, study by Tom McCann, 2001

Oil sands operators recognize we must try to do more to improve environmental performance. The industry is investing in the development of new technologies, such as carbon capture and sequestration, to reduce the net release of CO_2. The industry has already significantly reduced CO_2 emissions on an intensity basis, reporting an impressive 27% decline since 1990 levels.

The Alberta government requires large emitters to reduce their CO_2 emissions intensity. Syncrude's CO_2 emissions intensity in 2007 was 11% lower compared to Alberta's CO_2 benchmark of 2003 to 2005 (data for 2008 is not yet available). Our aim is to continue making progress in this area by improving energy efficiency throughout the facility. We also are investing $1.6 billion for the Syncrude Emissions Reduction (SER) project that is designed to reduce sulphur compound emissions by approximately 60% from current approved levels when completed in about 2011. ExxonMobil is providing the project management expertise for this undertaking.

In the area of land reclamation, we are collaborating with other oil sands producers to explore new technologies for tailings management. Tailings ponds are settling basins that contain water from the extraction process. They also are an active part of the operation, enabling Syncrude to recycle the water for use in its operation. Syncrude recycles 80% of its water usage. The ponds contain water, sand, clay and residual hydrocarbons, all naturally occurring in oil sands deposits, though at higher concentration due to the high water recycle ratio. The clays in the water take a very long time to settle, making reclamation of the ponds a decades-long process. The technology Syncrude and others are developing is directed at speeding up this process.

Syncrude's environmental performance in 2008 was marked by a high and a low point. Early in the year **we became the first oil sands operator to receive certification from the Alberta government for reclaimed land.** About 104 hectares of land disturbed by our operations was reclaimed and returned to the province in its productive state. Then a few months later, we experienced a major disappointment when a flock of waterfowl landed on one of our tailings ponds and drowned. The Province of Alberta and the federal government have charged Syncrude with offences related to this incident. In an effort to prevent such an occurrence from happening again, Syncrude has improved its deterrent mechanisms. The incident is unacceptable and we are deeply sorry that it occurred.

Demonstrating to the world that the oil sands is a sustainable, responsible business is crucial because of the resource's potential. **Canada's oil sands offer the world a secure, long-life and growing supply of crude oil. Currently, the oil sands represent 45% of Canada's total crude oil supply.** Much of that supply is exported to the U.S., with Canadian oil representing 17% of U.S. imports.

STRONG FUNDAMENTALS FOR CRUDE OIL

Crude oil is an essential commodity. The U.S. Energy Information Agency acknowledged that crude oil will remain the world's main source of energy for many years to come, even under the most optimistic expectations for new technology development; however, the crude oil business is becoming increasingly challenging. Adding new supply is a relentless struggle against reservoir decline rates and surging costs. The cost to find and develop a conventional barrel of crude oil between 2000 and 2007 more than quadrupled to $18 per barrel from $4 per barrel. It is a business that requires substantial investment, which the current economic crisis will only exacerbate. While the market is focused on short-term demand weakness, the real problem – and our opportunity – is long-term declining supply. Crude oil prices will continue to be volatile, but I believe the trend is toward rising prices over the longer term.

The value Canadian Oil Sands offers is upside leverage to increasing crude oil prices. As the definitive investment in the oil sands we offer:

- Current design capacity for Syncrude to produce 350,000 barrels per day of fully upgraded, light, sweet crude oil for decades with virtually no decline.
- No large capital commitments for growth projects on the immediate horizon. Our next expansion is a debottleneck of the existing facilities, which should enable us to bring on incremental production more easily and at a lower cost than a greenfield expansion.
- A strong balance sheet, which enables us to execute our long-term development strategy.
- Potential for an improved operation and cost structure through a coordinated, managed strategy to increase reliability.
- The capability to increase production by 22% from 2008 levels by achieving the current design capacity of our Syncrude facility, the revenue from which largely flows to our bottom line.

I believe the merits of investing in our Trust and the outlook for our industry are very compelling. The challenges we must manage over the near to mid-term are the weak credit market, depressed crude oil prices and the need to improve public perception of our business. **Gaining the public's trust will come through our commitment to responsible development and demonstrated improvement in environmental performance.** I am confident that new technology and improving practices can lead to better performance, both in terms of the environment and operations.

In closing, I would like to thank our team, which includes the dedicated professionals who support me at Canadian Oil Sands and our Board of Directors for their guidance. I also deeply appreciate the efforts of the people at Syncrude Canada. Building on 30 years of operating history, it is their dedication, perseverance and innovation that will extend our established track record of improving operations and environmental performance.

(signed) **"Marcel R. Coutu"**
President and Chief Executive Officer
February 26, 2009

Performance and Plan

	2008 Outlook [1]	2008 Actual		2008 Actual vs Outlook
Sales Volumes[3] (mmbbls)	40-44	38.8	✗	Missed guidance • Disruption in operations during Q1 2008 • Constrained bitumen supply
Operating Costs ($/bbl)	$26.83	$35.26	✗	Per barrel operating costs up • Higher volumes of overburden removed and increased use of contractors to support this activity • Unbudgeted bitumen purchases • Additional costs associated with the operational upset in Q1 2008 • Higher natural gas prices and consumption • Lower than anticipated production (as aggregate operating costs are largely fixed, per barrel operating costs are affected by variances in production)
Cash From Operating Activities* ($/Unit)[4]	$3.24	$4.66	✓	Exceeded original guidance • Higher revenues reflecting higher than expected realized selling prices for our crude oil, net of increases in operating expenses, Crown royalties and changes in non-cash working capital
Capital Expenditures ($ millions)	$279	$281	✓	Essentially on budget • Expenditures primarily related to sustaining capital and the Syncrude Emissions Reduction (SER) project

Assumptions

	2008 Outlook	2008 Actual		
WTI Crude Oil Price (U.S.$/bbl)	$80.00	$99.75		
Differential to Cdn$ WTI ($/bbl)	-$2.50	$1.94		
AECO Natural Gas ($/GJ)	$7.00	$7.66		
Foreign Exchange Rate (U.S.$/Cdn$)	$1.00	$0.94		

*2009 Cash from Operating Activities Sensitivities [5]	$ millions	$/Unit
Syncrude operating cost decrease (Cdn $1.00/bbl)	$ 35	$ 0.07
Syncrude operating cost decrease (Cdn $50 million)	$ 15	$ 0.03
WTI crude oil price increase (U.S. $1.00/bbl)	$ 41	$ 0.08
Syncrude production increase (2 million bbls)	$ 33	$ 0.07
Canadian dollar weakening (U.S. $0.01/Cdn$)	$ 24	$ 0.05
AECO natural gas price decrease (Cdn $0.50/GJ)	$ 16	$ 0.03

2009 Outlook [2]	2009 Outlook Factors
40-44 Mid-point of 42.3	• Planned turnarounds of Coker 8-3, the LC-Finer and the Vacuum Distillation Unit • Reliability challenges in the mining and extraction process
$30.76	• Higher estimated production • Lower anticipated natural gas prices • Use of contractor services to improve bitumen supply
$1.55	• Lower crude oil prices expected in 2009 • Lower Crown royalty
$440	• Primarily relates to expenditures to sustain the existing operations, such as replacing equipment • New spending on several large environmental and infrastructure projects, which include the Syncrude Emissions Reduction (SER) project ($150 million budgeted in 2009)
$50.00	
-$4.00	
$6.00	
$0.825	

1 *2008 Outlook as at January 30, 2008, based on the Trust's 36.74% Syncrude interest.*
2 *2009 Outlook as at January 28, 2009, based on the Trust's 36.74% Syncrude interest.*
3 *The Trust's sales volumes may differ from its production volumes due to changes in inventory, which are primarily in-transit pipeline volumes, and are net of purchased crude oil volumes.*
4 *Non-GAAP measure.*
5 *An opposite change in each of these variables will result in the opposite cash from operating activities impacts. Canadian Oil Sands may become subject to minimum Crown royalties at a rate of 1% of gross bitumen revenue. The sensitivities presented herein assume royalties are paid at 25% of net bitumen revenue.*

Areas of Strategic Focus

Canadian Oil Sands focuses on four strategic areas.	2008 Progress
1. Capital Management Canadian Oil Sands takes a long-term view in setting our financial plan, reflecting the nature of our long-life asset. We value maintaining a strong balance sheet to preserve our investment grade credit ratings, support our business through the commodity price cycle and provide capacity to finance growth opportunities. Our approach to efficient capital management means that distributions will be considered in the context of financial and operating performance, capital expenditures, growth opportunities, as well as planning for trust taxation.	• Maintained net debt level under $1 billion with year-end net debt to total capitalization of 20% and $840 million of available liquidity from bank credit facilities • Reported net income of $1.5 billion ($3.17 per Trust Unit) • Reached cash from operating activities of $2.2 billion ($4.66 per Trust Unit) • Achieved return on average productive capital employed of 34% • Paid out $1.8 billion, or $3.75 per Trust Unit, in distributions – an increase of 127% over 2007 • Reduced fourth quarter 2008 distribution in response to declining crude oil prices and credit market conditions
2. Operations Syncrude Canada Ltd. is the operator of the Syncrude Project. Imperial Oil, a 25% owner of the project, supports Syncrude Canada by providing expertise, systems and people under a Management Services Agreement. Canadian Oil Sands works with Syncrude and its joint venture owners to set the strategic direction for the project and approve significant operational and strategic decisions.	• Completed a maintenance program that included two coker turnarounds and hydrogen plant modifications • Production of 289,000 barrels per day was below plan of 315,000 barrels per day, largely due to challenges in the reliability of the mining and upgrading operation and the disruption in operations in Q1 2008 • Syncrude's owners reached an agreement with the Alberta government on new Crown royalty transition terms, and elected to convert to a bitumen-based royalty • A fatality occurred at the Syncrude site. Syncrude's total recordable injury rate in 2008 was 0.59 for every 200,000 hours worked, compared with a rate of 0.70 recorded in 2007
3. Growth Near-term production growth is expected as Syncrude ramps up to its facility's current design capacity. Syncrude has plans to grow production to more than 500,000 barrels per day (184,000 barrels per day net to the Trust). Canadian Oil Sands will evaluate opportunities to grow our interest in the oil sands through consolidation of Syncrude interests and acquisition of other assets.	• Syncrude's owners approved proceeding with scoping engineering work for the Stage 3 debottleneck and subsequent expansion stages • Continued to better define the resource estimates on Syncrude's leases, particularly the Aurora South leases • Evaluated opportunities to acquire additional oil sands interests, but did not identify an opportunity worth pursuing
4. Sustainability Sustainable growth remains a key objective for Syncrude. We recognize our operations have an impact on communities, the environment and the Canadian economy and we are committed to managing our operations in an environmentally and socially responsible manner.	• Syncrude received the first reclamation certificate awarded in the oil sands industry by the Alberta government • A delay in deploying Syncrude's waterfowl deterrent system following a late winter storm resulted in the death of waterfowl at the Aurora settling basin • Joined other oil sands developers to begin a dialogue with the public on the development of Canada's oil sands; for more information, visit www.canadasoilsands.ca • Syncrude made a total economic contribution to Canada of $6.4 billion (reflects operating and capital investment, Crown royalties and other charges, and taxes)

2009 Plan	Beyond 2009
• Preserve liquidity and financial flexibility under current difficult economic conditions • Maintain prudent financial leverage in the context of cash from operating activities, capital requirements and quarterly distributions • Refinance $500 million of maturing bonds in the debt capital markets or through our $840 million of credit facilities • Achieve a return on average productive capital employed of 6% • Reinstate Premium Distribution, Distribution Re-Investment and Optional Unit Purchase Plan (DRIP) to preserve balance sheet equity and provide investors with options to manage their distributions	• Increase net debt to $1.6 billion to set an efficient capital structure beyond 2011, if prudent in light of market conditions • Establish the best structure for Canadian Oil Sands' investors post 2010, which at this time appears to be conversion to a corporation
• Complete a turnaround of Coker 8-3, including implementing modifications to reduce coke build-up within the vessel • Complete turnarounds on the LC-Finer and Vacuum Distillation Unit • Increase bitumen supply by accelerating overburden removal and improving reliability of the mining and extraction processes • Continue to focus on worker safety with more emphasis on hazard recognition	• Establish sustained design capacity rates of 350,000 barrels per day • Relocate mining trains • Examine if there is a solution to recover ammonia produced on-site in the operation of our flue gas desulphurizer
• Proceed with the design and scoping engineering work for Syncrude's future expansion phases • Evaluate opportunities that may arise to purchase additional interests in the Syncrude Project or other oil sands assets	• Expand bitumen production capacity through construction of more robust mining train systems as part of mining train relocations • Establish timing and cost estimates for the Stage 3 debottleneck and subsequent expansion phases to proceed to project sanctioning by Syncrude owners
• Respond to provincial and federal charges resulting from the death of waterfowl at the Aurora settling basin in 2008, and improve waterfowl deterrent mechanisms • Continue to foster a more balanced discussion with the public on Canada's oil sands and identify ways to improve performance towards sustainable development • Continue to invest at the Syncrude level to support projects and organizations focused on enhancing the quality of life in local communities • Spend $409 million ($150 million net to the Trust) on the Syncrude Emissions Reduction project • Explore the viability of developing a large scale carbon capture and storage system through participation in the Integrated CO_2 Network (ICON)	• Collaborate with other oil sands producers to develop new technologies to improve the effectiveness of tailings systems • Construct a pilot project for new tailings management technology • Complete the Syncrude Emissions Reduction (SER) project, which should lead to a 60% reduction in sulphur dioxide emissions from 2008 approved levels • Implement further measures to reduce energy intensity, thereby reducing operating costs and carbon dioxide emissions • Explore new technologies and better practices to reduce our impact on the environment

The Syncrude Project

Syncrude is one of the largest producers from the Alberta oil sands with production roughly equivalent to 15% of Canada's crude oil requirements. Syncrude is one of the most experienced oil sands operators with a 30-year history and a long record of technical innovation. In 2008 Syncrude produced 289,000 barrels per day at a cost of $35.26 per barrel. Daily productive design capacity was increased to 350,000 barrels of light, sweet crude oil in 2006 and the target is to bring production to this design capacity by the end of 2010.

SYNCRUDE JOINT VENTURE



Canadian Oil Sands Limited 36.74%
Imperial Oil Resources 25%
Petro-Canada Oil and Gas 12%
ConocoPhillips Oilsands Partnership II 9.03%
Nexen Oil Sands Partnership 7.23%
Murphy Oil Company 5%
Mocal Energy Limited 5%
Operating Agreement
Syncrude
Management Services Agreement
Imperial Oil

- The Syncrude assets are operated and administered by Syncrude Canada Ltd. on behalf of its joint venture owners.
- The joint venture owners pay their pro-rata share of all cash costs, including capital and operating expenses. Each owner markets its own portion of production.
- Syncrude was incorporated in 1964 and the first barrel was shipped in 1978. Cumulative production exceeds 1.9 billion barrels.
- The project includes large oil sands mines, utilities plants, bitumen extraction plants, and an upgrading complex that processes bitumen into high-quality synthetic crude oil.
- Best global practices are employed in a number of operational areas including maintenance and reliability, energy management, procurement, and safety, health and environmental performance. Through a Management Services Agreement, Syncrude has adopted global practices from Imperial Oil and its majority owner, ExxonMobil, to support both operational performance and expansion plans.

MARKETS FOR SYNCRUDE PRODUCTION



CANADA
SYNCRUDE PLANT
Edmonton
Vancouver
Sarnia
Chicago
Casper
Salt Lake City
Wood River
Patoka
Cushing
UNITED STATES

Syncrude production travels via pipeline to refineries and pipeline terminals in Edmonton, and then to refineries across Canada and the U.S.

Reserves and Resources Table [1]

As at December 31, 2008 (billions of barrels of SCO)	Syncrude	Canadian Oil Sands [2]
Proved plus probable reserves	4.9	1.8
Contingent resources – best estimate	5.4	2.0
Prospective resources – best estimate	2.2	0.8

1 Based on independent reserves and resources estimates by GLJ Petroleum Consultants Ltd. as of December 31, 2008. See reserves and resources cautionary advisory in Canadian Oil Sands' Annual Information Form dated March 13, 2009 and the definitions in the Glossary on page 87.

2 The Trust, through its operating subsidiary, holds a 36.74% interest in the Syncrude Project.

SIGNIFICANT GROWTH POTENTIAL Syncrude's reserve base could support production of more than 500,000 barrels per day for decades.[1] The design of the next two stages of expansion has already begun with construction not expected to start until after 2010. Proceeding with construction is dependent on strict economic, capital and operating cost criteria, as well as environmental performance, and the approval of all Syncrude owners. The economics of the next expansion project, the Stage 3 debottleneck, is supported by existing coking capacity, enabling about 50,000 barrels per day of additional production to come onstream without having to construct primary upgrading capability. Under the Management Services Agreement, ExxonMobil will provide the project management services for Syncrude's future expansions.

HIGH-QUALITY LEASES Syncrude holds one of the best resource positions in the industry with leases in the Athabasca Oil Sands deposit spanning over 100,000 hectares. Its leases are in the "sweet spot" of some of the richest bitumen deposits. These deposits are near the surface, allowing open pit mining. Syncrude's newly expanded, modernized and integrated upgrading facility produces 100% high-quality, sweet synthetic crude oil.



Aurora North Mine
FORT McKAY
Aurora South
Mildred Lake Mine
SYNCRUDE OIL SANDS LEASES
FORT McMURRAY
ANZAC

CONTRIBUTIONS TO CANADA'S ECONOMY

- 5,277 Syncrude employees; 89% retention rate in 2008
- $10 billion paid in government royalties and taxes since start-up in 1978; $1.6 billion in 2008 alone
- $2.7 billion spent on goods and services in 2008, 98% was sourced in Canada
- $1.2 billion spent with companies owned by First Nations, Metis or other Aboriginal communities over the past 15 years. Syncrude is one of the largest employers of Aboriginal people in Canada

1 Resources have risks and uncertainties that are more fully described in the "Reserves Data and Other Information" section of Canadian Oil Sands' Annual Information Form (AIF) dated March 13, 2009.



About 300 bison roam on 700 hectares of land reclaimed by Syncrude. This pasture land was reclaimed in 1993, and represents about 15% of the total mining land that Syncrude has reclaimed to date. The Fort McKay First Nation co-manages the bison ranch with Syncrude.

Environmental Sustainability

Sustainable development is critical to the long-term success of the Syncrude Project. Throughout its 30-year history, Syncrude's commitment to sustainability is evident in its investment of time and resources to minimize environmental impacts. Operating under some of the most stringent environmental laws in the world, Syncrude devotes more than $40 million annually towards the development of new technologies and more efficient processes. Syncrude is continuing to explore new ways to reduce impacts on land, water and air. More details about Syncrude's activities can be found in its Sustainability Report, available at www.syncrude.com. For more information on the oil sands industry, visit www.canadasoilsands.ca.

LAND

The total land available for mining bitumen covers about 3,400 square kilometers, or 0.1% of Canada's boreal forest. To date, about 500 square kilometers have been disturbed during more than 40 years of oil sands mining. Alberta laws require that disturbed land be reclaimed to a sustainable landscape with productivity that is equal or greater than which existed prior to development. Development projects are not approved by regulators without a comprehensive closure and reclamation plan that details the final land use, much of which will include a self-sustaining boreal forest capable of supporting native vegetation and wildlife. Producers must set aside funds to pay for this redevelopment.

The laws also include the reclamation of tailings ponds. Tailings are a mixture of water, clay, sand and residual bitumen produced through the oil sands extraction process. Tailings are stored in large settling basins (or ponds). The ponds enable the recycle of water back into plant processes and are an active part of the operation.

In 2009, Alberta introduced new requirements that will challenge the oil sands mining industry to reduce tailings and accelerate their reclamation. The industry is exploring methods to improve the effectiveness of tailings systems in order to comply with these new requirements.

SYNCRUDE - INDUSTRY LEADER IN RECLAMATION

A critical component of Syncrude's operation is the reclamation of areas disturbed by mining. To date, about 22% of disturbed land has been reclaimed and five million trees and shrubs planted. Syncrude leads the industry with more than 4,500 hectares reclaimed. In 2008, Syncrude's Gateway Hill was the first reclaimed area in the oil sands to receive official certification from the Alberta government.

Syncrude is actively researching new technologies to incorporate tailings materials into reclaimed landscapes, with the implementation of two methods currently underway. The first is water capping of mature fine tails to form a fresh-water lake; 20 years of research indicates that this method is conducive to establishing and supporting a healthy aquatic ecosystem. Tailings materials are now being deposited and the fresh water layer will be added in 2012. The second involves creating a dry landscape by depositing a layer of capping sand over a foundation of composite tailings. Soil capping and planting is expected to occur from 2010 to 2015. It is envisioned that this area will evolve into one similar to its pre-disturbance state – a mixture of indigenous aspen, and white spruce forests, grassland and marshy wetlands.

PARTNERS IN SUSTAINABILITY

Syncrude is a platinum level participant in the Stewardship initiative of the Canadian Association of Petroleum Producers; this designation certifies that our SH&E management systems and performance are audited by independent third parties.

Syncrude is a participant in the Towards Sustainable Mining (TSM) initiative of the Mining Association of Canada, which is a strategy for improving the sustainability performance of Canada's mining industry.

Syncrude is a member of Canadian Business for Social Responsibility (CBSR), a business-led, non-profit Corporate Social Responsibility consultancy and peer-to-peer learning organization. CBSR provides its members with candid counsel and customized advisory services to improve their social, environmental and financial performance.

Syncrude is accredited at the Gold Level in the Progressive Aboriginal Relations (PAR) Program of the Canadian Council for Aboriginal Business. PAR measures corporate performance in Aboriginal employment, business development, capacity development and community relations.

Syncrude is a participant in the Integrated CO_2 Network, or ICON, which is exploring the viability of large scale carbon capture, transportation and storage for a cross-section of Canadian industry.

WATER

Major strides have been made by the oil sands industry to reduce fresh water consumption and the research is continuing. Alberta Environment regulates the amount of water that industries can use.

Total Water Allocation in Alberta (includes surface and groundwater)



Combined Agriculture 45.5%
Municipal 11.2%
Oil & Gas Industry 7.2%
Other 5.2%
Commercial 31.0%
Source: Alberta Environment, 2005

The oil and gas industry's allocation of licensed water, including the oil sands, is just over 7% of the Alberta total. Typically, only one-third of that allocation is used by the oil and gas industry.

The Athabasca River is the largest river flowing through the oil sands region and is the primary source of fresh water for operations. Strict limits for water withdrawals are set by the Alberta government based on fluctuating levels of the river. During low flow winter months, federal and provincial government authorities implement restrictions that are revisited weekly.

Less than 3% of the average annual flow of the Athabasca River can be withdrawn by existing and approved oil sands projects; the industry typically uses less than 1% of the river's average annual flow. If all mining projects currently planned go forward, that figure is projected to grow to 2%. Even with the anticipated growth in oil sands activity, the Athabasca River basin is expected to remain one of the least used in Alberta.

WATER MONITORING & RESEARCH The Regional Aquatics Monitoring Program is a multi-stakeholder group that assesses and responds to potential effects of oil sands development on rivers and lakes in the region. It is one of the largest programs in the world in terms of chemical, biological and geographic scope. Monitoring by this group of the upstream and downstream water quality, as well as fish species and habitat, has not detected any significant changes in the Athabasca River or other water bodies.

New technologies for managing water use are being pursued by the Centre of Oil Sands Innovation (COSI), founded by Imperial Oil in partnership with the University of Alberta and Alberta Ingenuity, with funding from public and private groups. One area being investigated is an extraction process for oil sands mining that would significantly reduce fresh water use and could result in the production of dry or "stackable" tailings, which potentially could eliminate the need for large tailings ponds.

SYNCRUDE – EFFICIENT USER OF WATER

Syncrude's Historical Water Intensity



20
15
10
5
0
m3 water per m3 synthetic crude oil
1978
2007
Production
Water Intensity

The Syncrude plant uses 60% less water for each barrel of oil produced than it did in the 1980s. Water extracted from the river is reused and recycled an estimated 18 times.

The Syncrude Project uses water in three ways – as process cooling water, to generate steam for bitumen processing and as drinking water. Syncrude does not release any process water into the Athabasca River.

Syncrude circulates about 4,000 cubic metres of water through its plant every hour and utilizes two cubic metres of fresh water for each cubic metre of crude oil produced. About 80% of all water used at Syncrude comes from a continuous recycle loop. Syncrude imports 20% of its water from the river for cooling and to generate steam, of which roughly one-third evaporates into the atmosphere through cooling towers and is returned to the hydrologic cycle. Syncrude is continuing to explore ways to improve water efficiency. In 2007, Syncrude reduced its water intensity by 10% per barrel of production as compared to 2006.

AIR

Greenhouse gas (GHG) emissions are a global issue and reducing the emissions associated with hydrocarbon production and consumption is crucial. Carbon dioxide (CO_2) is a major greenhouse gas. Efforts are focused on improving energy efficiency to reduce these emissions on a per barrel of production basis. This is known as reducing emissions "intensity". CO_2 intensity for the oil sands industry has fallen by 27% since 1990.

The industry also is exploring the potential for carbon capture and storage (CCS) technology. If successful, a portion of the captured CO_2 will be used for enhanced oil recovery in the conventional oil industry and the remainder will be sequestered indefinitely in secure geological formations. The CO_2 capture is envisaged as removing the equivalent of about four million cars from the road. The province of Alberta has committed $2 billion for the development of CCS technology, the largest investment in the world.

Continuous monitoring in the Fort McMurray region indicates that air quality around the oil sands operations is better than all North American cities reviewed by the Alberta Clean Air Strategic Alliance. Alberta's air quality standards are the most stringent in Canada. Extensive modeling indicates that the Fort McMurray region's air quality will remain within these strict standards, even after all projected oil sands development has occurred.

Global Energy Related Emissions by Country



Europe 17%
China 20%
Eurasia 9%
USA 22%
Japan 4%
India 4%
Canada 2%
Australia 1%
Other 21%

Source: U.S. Energy Information Administration, 2005

On a global scale, Canada accounts for about 2% of global emissions. Alberta's oil sands industry contributes roughly 0.1% of the world's GHG emissions.

Canada's Greenhouse Gas Emissions by Sector



Transportation 25%
Other Industry 14%
Oil Sands 5%
Agriculture 9%
Electricity & Heat Generation 16%
Buildings 10%
Oil & Gas, Excluding Oil Sands 18%
Solvent & Waste 4%

Source: Environment Canada

The oil sands industry accounts for 5% of Canada's total greenhouse gas emissions.

REDUCING SYNCRUDE'S EMISSIONS Syncrude is working to develop innovative technologies to reduce its GHG emissions and is exploring new ways to reduce its energy consumption, which in turn, translates to lower per barrel costs. For example, Syncrude reduced flaring by 50% in 2007 as compared to 2006.

Alberta was the first jurisdiction in North America to legislate industrial GHG emission reductions. The law requires Syncrude to reduce its per barrel emissions of GHGs by 12% from the average of its annual per barrel emissions between 2003 and 2005. If Syncrude can't meet this target, it must purchase offset credits or pay into a government emissions reduction technology fund. Syncrude met 90% of its reduction target for 2007 and offset the remainder by paying into the technology fund. Syncrude also is a member of the Integrated CO_2 Network (ICON), which is exploring the viability of a large-scale Canadian carbon dioxide capture, transportation, and storage network.

Since 1985, Syncrude has reduced sulphur dioxide (SO_2) emissions per barrel by more than 60%, and total SO_2 emissions by 16%. During the same time frame, oil production more than doubled.

An additional $1.6 billion also is being spent on the Syncrude Emissions Reduction (SER) project to further reduce stack emissions of sulphur compounds. Combined with other environmental investments, this should result in a 60% reduction in sulphur emissions from current approved levels once the project is fully operational. In addition, particulate emissions should be reduced by 50%. This substantial investment is directed solely at reducing emissions and will not result in an increase in crude oil production.



Syncrude upgrades all its production on-site to a high quality, light crude oil with 31° to 33° API, low sulphur (0.1% to 0.2%), low residuals and excellent low-temperature pour qualities, resulting in a cleaner burning crude oil.

Management's Discussion & Analysis

The following Management's Discussion and Analysis ("MD&A") was prepared as of February 26, 2009 and should be read in conjunction with the audited Consolidated Financial Statements and notes thereto of Canadian Oil Sands Trust ("Canadian Oil Sands" or the "Trust") for the years ending December 31, 2008 and December 31, 2007. The Trust's financial results have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and are reported in Canadian dollars, unless stated otherwise.

ADVISORY – *In the interest of providing the Trust's Unitholders and potential investors with information regarding the Trust, including Management's assessment of the Trust's future production and cost estimates, plans and operations, certain statements throughout this MD&A and the related press release contain "forward-looking statements" under applicable securities law. Forward-looking statements in this MD&A include, but are not limited to, statements with respect to: expectations regarding crude oil prices and the global credit market and its anticipated impact on Canadian Oil Sands in 2009; the estimate of recoverable reserves and resources; intentions with respect to future distributions; expectations regarding future Crown royalty payments and the royalty regime to be in place past 2015; the plan to convert to a corporate structure around 2011; the expected increase in the Trust's depreciation and depletion rate; the expected impact on the Trust and distributions and the expected structure to be assumed given the federal government's tax changes effective in 2011; the impact that continued credit market turmoil and low crude prices may have on distributions; the belief that debt covenants will not influence the Trust's liquidity in the foreseeable future or limit the Trust's ability to pay distributions; expectations regarding the sustainability of operations at certain levels of WTI prices; future distributions and any increase or decrease from current payment amounts; plans regarding refinancing of the 2009 debt maturities and views on future credit markets, accessibility of capital markets, and availability of financing and the impact on distributions; the belief that operational reliability will improve over time and with that improvement that operating costs will be reduced; the expected level of sustaining capital for the next few years and longer term; the expectations regarding bitumen purchases, capital expenditures and operating costs; the cost estimate for the Syncrude Emissions Reduction ("SER") project and the expectation that the SER project will significantly reduce total sulphur dioxide and other emissions; the completion date for the SER project; the expected impact of any current and future environmental legislation, including without limitation, regulations relating to tailings; the expectation that there will not be any material funding increases relative to Syncrude's future reclamation costs or pension funding for the next year; the belief that the Trust will not be restricted by its net debt to total capitalization financial covenant; the expected realized selling price, which includes the anticipated differential to WTI, to be received in 2009 for Canadian Oil Sands' product; the expectation that no crude oil hedges will be entered into in the future; the potential amount payable in respect of any future income tax liability; the plans regarding future expansions of the Syncrude Project and in particular all plans regarding Stage 4 development; the level of energy consumption in 2009 and beyond; capital expenditures for 2009; the level of natural gas consumption in 2009 and beyond; the expected price for crude oil and natural gas in 2009; the expected production, revenues and operating costs for 2009; and the anticipated impact that certain factors such as natural gas and oil prices, foreign exchange and operating costs have on the Trust's cash from operating activities and net income. You are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur. Although the Trust believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Some of the risks and other factors which could cause results to differ materially from those expressed in the forward-looking statements contained in this MD&A include, but are not limited to: the impacts of regulatory changes especially as such relate to royalties, taxation, and environmental charges; the impact of technology on operations and processes and how new complex technology may not perform as expected; skilled labour shortages and the productivity achieved from labour in the Fort McMurray area; the supply and demand metrics for oil and natural gas; the impact that pipeline capacity and refinery demand have on prices for our products; the unanimous joint venture owner approval for major expansions; the variances of stock market activities generally, global economic environment; market volatility; normal risks associated with litigation, general economic, business and market conditions; regulatory change, and such other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by the Trust. You are cautioned that the foregoing list of important factors is not exhaustive. No assurance can be given that the final legislation implementing the federal tax changes regarding income trusts will not be further changed in a manner that adversely affects the Trust and its Unitholders. Furthermore, the forward-looking statements contained in this MD&A are made as of the date of this MD&A, and unless required by law, the Trust does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this MD&A are expressly qualified by this cautionary statement.*

TABLE OF CONTENTS

BUSINESS DESCRIPTION

Canadian Oil Sands is an open-ended investment trust that has been generating income from its oil sands investment in the Syncrude Joint Venture ("Syncrude") for over 13 years. The Trust's 36.74 percent working interest is the largest of seven owners and represents the only pure-play public investment opportunity in the project. Canadian Oil Sands increased its Syncrude ownership early in 2007 with the acquisition of an additional 1.25 percent working interest. In 2006 the Trust owned a 35.49 percent interest in Syncrude.

Syncrude is located near Fort McMurray, Alberta and currently operates oil sands mines, utilities plants, bitumen extraction plants and an upgrading complex that processes bitumen into a high-quality, low sulphur, light synthetic crude oil ("SCO"). The bitumen is open-pit mined from oil sands leases located in the Athabasca oil sands deposit. Syncrude is operated by Syncrude Canada Ltd. ("Syncrude Canada") on behalf of the Syncrude owners. Each joint venture owner has an undivided interest in the assets of the Syncrude Project, takes its oil production in kind and funds its proportionate share of Syncrude's operating and capital expenditures on a daily basis. While Syncrude Canada is responsible for the daily operations, a Management Committee of the joint venture owners, as well as other various Management sub-committees, and Syncrude Canada's Board of Directors, staffed by the Syncrude owners, oversee and approve significant Syncrude expenditures and long-term strategies.

Syncrude's facilities have the design capability to produce approximately 375,000 barrels per day ("bpd") when operating at full capacity under optimal conditions and with no downtime for maintenance or turnarounds. This daily production capacity is referred to as "barrels per stream day". Under normal operating conditions, scheduled downtime is required for maintenance and turnaround activities and unscheduled downtime will occur as a result of mechanical problems, unanticipated repairs and other slowdowns. When allowances for such downtime are included, the daily productive capacity of Syncrude's facilities is approximately 350,000 bpd on average and is referred to as "barrels per calendar day". Unless stated otherwise, all references to Syncrude's productive capacity in the following discussions refer to barrels per calendar day.

Canadian Oil Sands has proved plus probable reserves of approximately 1.8 billion barrels of SCO, representing its share of Syncrude's North, Aurora North and Aurora South leases. Based on current productive capacity of approximately 129 million barrels annually, or 47 million barrels net to the Trust, Syncrude's estimated proved plus probable reserve life is approximately 38 years.

Based on evaluations performed by our independent petroleum reserve evaluators effective December 31, 2008, Canadian Oil Sands estimates Syncrude's proved plus probable reserves of 4.9 billion barrels (1.8 billion barrels net to the Trust), its best estimate contingent resources of 5.4 billion barrels (2.0 billion barrels net to the Trust) and its best estimate prospective resources of 2.2 billion barrels (0.8 billion barrels net to the Trust). More information regarding Canadian Oil Sands' reserves and resources can be found in the "Reserves Data and Other Information" section in our 2008 Annual Information Form ("AIF") dated March 13, 2009 at www.sedar.com or on our website at www.cos-trust.com.

EXECUTIVE OVERVIEW

Canadian Oil Sands funds its share of Syncrude's operations and capital expenditures, along with our own administrative and financing costs, acquisitions and distributions, through cash generated from the sale of Syncrude production and debt and equity financing.

Cash from operating activities and the distributions paid to Unitholders are highly dependent on the net selling price received for SCO, production and sales volumes, operating costs and other expenses, including Crown royalties. The price we receive for our product, net of crude oil purchases and transportation expense, reflects the realized selling price at the Syncrude plant gate for our sales of SCO production. Historically, our realized selling price has correlated closely to the Canadian dollar denominated West Texas Intermediate ("WTI") benchmark oil price, and has been impacted by movements in United States ("U.S.")/ Canadian foreign exchange rates. World events and supply and demand fundamentals create volatility in crude oil prices, in addition to impacting the weighted-average price differential of our SCO product relative to Canadian dollar WTI prices (the "price differential"). This price differential can quickly move from a premium to a discount depending on the supply/demand dynamics in the market.

Production volumes reflect the capacity of the Syncrude facility and the reliability of its operations. The process of mining, extracting and upgrading bitumen is a technical and complex operation requiring regular maintenance of operating units, thereby affecting production volumes, and consequently, revenues and operating costs. An oil sands operation such as Syncrude's is essentially a manufacturing business, whereby reliability is a critical success factor as costs are largely fixed. If the facility can process more barrels, per barrel costs are reduced and the economics of the project are enhanced. Furthermore, reduced reliability may increase repair or maintenance costs, compounding the impact of lower volumes on per barrel operating costs. Syncrude's operations are subject to a number of risks that are discussed in further detail in the Risk Management section of this MD&A.

The Trust's production volumes differ from its sales volumes due to changes in inventory, which reflects in-transit pipeline volumes and varies according to production rates. The growth in production from the completion of Stage 3 facilities late in 2006 required Canadian Oil Sands to access more distant markets on additional pipelines, which generally increases pipeline inventory volumes.

The Trust strives to maintain a strong balance sheet and investment grade credit ratings to facilitate access to capital markets if required to finance its business. The Trust also currently intends to pay distributions to our Unitholders with cash generated from the operations that is not required for financing Syncrude's operations or capital investment and growth opportunities.

More information regarding Canadian Oil Sands, including our AIF, is available at www.sedar.com or on our website at www.cos-trust.com.

ENTERPRISE VALUE AT DECEMBER 31
Market Capitalization + Net Debt ($ billions)



20
15
10
5
0
04
05
06
07
08

MARKET CAPITALIZATION AT DECEMBER 31
($ billions)



20
15
10
5
0
04
05
06
07
08

REVIEW OF SYNCRUDE OPERATIONS

Syncrude's annual production in 2008 totalled 105.8 million barrels, or 289,000 barrels per day, a decrease of 5.5 million barrels from the prior year. Production net to the Trust totalled 38.9 million barrels in 2008 compared with 40.9 million barrels in 2007.

In addition to planned coker turnarounds during the second and fourth quarters, production in 2008 was impacted by constrained bitumen production and by a disruption in operations during the first quarter which was compounded by extremely cold weather. By comparison, annual 2007 production was impacted by unplanned maintenance on Coker 8-3 and Coker 8-2, and planned maintenance on other units.

Operating costs during 2008 averaged $35.26 per barrel, up $10.03 per barrel from 2007. The increase primarily reflects: higher volumes of overburden removed in 2008 than 2007 with increased use of contractors to support this activity; cost inflation; un-budgeted bitumen purchases during the first half of 2008; additional costs associated with an operational upset in the first quarter 2008; and higher natural gas consumption and prices in 2008. Lower production volumes in 2008 compared with 2007 also contributed to higher per barrel operating costs. Operating costs are discussed more fully in the "Operating Costs" section of this MD&A.

Canadian Oil Sands markets its own share of Syncrude production, which is transported by various pipelines to refineries throughout Canada and the U.S. During the third quarter of 2007, Syncrude transitioned its production volumes from its historical Syncrude™ Sweet Blend ("SSB") quality level to a higher quality Syncrude™ Sweet Premium ("SSP") blend, which we expected would increase the amount of Syncrude production our customers could process. While we cannot confirm if the switch to the SSP blend has increased demand for Syncrude products, several of our customers have increased the amount of Syncrude production that they purchase. As we cannot produce SSB at the same time as SSP, we cannot determine if the move to SSP has resulted in the financial benefits we originally expected to achieve. Commencing in 2007, we began using the term "synthetic crude oil", or "SCO", in lieu of the terms SSB and SSP, to refer to Syncrude's production of synthetic crude oil and our sales volumes thereof.

In November 2006, Syncrude Canada entered into a Management Services Agreement ("MSA") with Imperial Oil Resources Ltd. ("Imperial Oil") with an

CANADIAN OIL SANDS' AVERAGE DAILY SALES
(mbbls per day)



120
90
60
30
0
04
05
06
07
08

CASH FROM OPERATING ACTIVITIES
($ per Trust Unit) [1]



5
4
3
2
1
0
04
05
06
07
08

[1] *Non-GAAP measure*

initial term of 10 years. The goal of the MSA is to improve Syncrude's operating reliability and reduce energy intensity, as well as identify capital and operating cost efficiencies through the utilization of Imperial Oil and ExxonMobil's global expertise in the areas of operational, technical and business management services. The MSA also provides Syncrude Canada with access to additional skilled labour resources from Imperial Oil and ExxonMobil to somewhat mitigate the shortage in the Fort McMurray area.

BUSINESS ENVIRONMENT

In the first nine months of 2008, the Trust reported record results, primarily as a result of high crude oil prices. However, in the last quarter of 2008 an economic slowdown in the United States and Canada impacted access to credit markets, commodity pricing and foreign exchange rates. During this time, U.S. dollar WTI prices decreased from approximately $101 per barrel at September 30, 2008 to approximately $45 per barrel at December 31, 2008, and the U.S. to Canadian dollar exchange rate went from $0.94 to $0.82.

For the first two months of 2009 oil prices have averaged approximately $41 U.S. per barrel and the U.S. to Canadian dollar exchange rate has averaged $0.81. The Trust prepared its 2009 budget based on $50 U.S. WTI per barrel and a U.S. to Canadian dollar exchange rate of $0.825. As at February 26, 2009 some entities have been able to access credit markets to obtain financing; however, new financing is at a significantly higher cost than in prior years. The Trust continues to monitor the business environment in preparing guidance, setting distribution levels and managing its capital structure.

Syncrude continued to experience inflationary pressures in 2008 as a result of significant activity in the oil sands. While the annual results demonstrate the strong business environment that existed for most of 2008, they do not entirely reflect the significant deterioration in market conditions that occurred in the last quarter and into 2009. Financial statement users should be alert to these changes as they review the information contained within this MD&A.

SELECTED ANNUAL INFORMATION

($ millions, except per Trust Unit amounts)	**2008**	2007	2006
Revenues, after crude oil purchases and transportation expense	**$ 4,169**	$ 3,250	$ 2,432
Net income	**1,523**	743	834
Per Trust Unit, basic	**3.17**	1.55	1.79
Per Trust Unit, diluted	**3.16**	1.54	1.78
Cash from operating activities	**2,241**	1,377	1,142
Per Trust Unit	**4.66**	2.87	2.45
Total assets	**6,933**	7,271	6,532
Net debt [1]	**979**	950	1,291
Total other long-term liabilities [2]	**334**	354	273
Unitholder distributions per Trust Unit	**3.75**	1.65	1.10

[1] *Long-term debt less cash and cash equivalents. Non-GAAP measure.*

[2] *This balance includes employee future benefits and other liabilities as well as the Trust's asset retirement obligation.*

	2008	2007	2006
Average net realized SCO selling price before currency hedging *($/bbl)* [1]	**$ 106.81**	$ 79.02	$ 71.96
Average West Texas Intermediate *(U.S.$/bbl)*	**99.75**	72.36	66.25
Premium (Discount) price differential *(Cdn$/bbl)* [1]	**1.94**	1.63	(2.57)
Average foreign exchange rates *(U.S.$/Cdn$)*	**0.94**	0.93	0.88

[1] *Based on a volume weighted-average calculation.*

Net Income per Barrel

($ per bbl) [1]	**2008**	2007	2006
Revenues after crude oil purchases and transportation expense	**$ 107.47**	$ 79.29	$ 72.56
Operating costs	**(35.26)**	(25.23)	(27.07)
Crown royalties	**(15.44)**	(11.83)	(6.93)
Netback	**$ 56.77**	$ 42.23	$ 38.56
Non-production costs	**(2.00)**	(1.54)	(2.08)
Administration and insurance	**(0.61)**	(0.69)	(0.65)
Interest, net	**(1.75)**	(2.08)	(2.93)
Depreciation, depletion and accretion	**(11.46)**	(8.56)	(7.61)
Foreign exchange gain (loss)	**(4.09)**	2.86	0.16
Earnings before taxes	**36.36**	32.22	25.45
Future income tax recovery (expense) and other	**2.39**	(14.12)	(0.53)
Net income per barrel	**$ 39.25**	$ 18.10	$ 24.92
Sales volumes *(mmbbls)* [2]	**38.8**	41.0	33.5

[1] *Unless otherwise specified, net income and other per barrel measures in this MD&A have been derived by dividing the relevant revenue or cost item by the sales volumes in the period.*

[2] *Sales volumes, net of purchased crude oil volumes.*

The increase in revenues for 2008 relative to 2007 was primarily due to higher realized annual SCO selling prices partially offset by lower 2008 sales volumes. The increase in revenues for 2007 relative to 2006 was due to: increased SCO selling prices, additional sales volumes from the acquisition of an additional 1.25 percent Syncrude interest in January 2007, and a full year of Stage 3 expansion volumes in 2007 versus only four months of Stage 3 expansion volumes for 2006.

The higher 2008 realized SCO selling price versus 2007, and 2007 compared with 2006, was primarily due to increased U.S. dollar WTI prices for crude oil. During 2008 and 2007, Canadian Oil Sands also received a premium for its crude relative to Canadian dollar WTI, which was in contrast to a discount received in 2006.

Net income increased in 2008 over 2007 primarily as a result of increased revenues and lower income taxes offset by higher operating costs, Crown royalty charges, and depreciation, depletion and accretion ("DD&A") expenses. In 2007, net income was reduced by a one time $701 million future income tax charge following the substantive enactment of trust taxation. Net income decreased in 2007 relative to 2006 as a result of increased revenues that were more than offset by the impacts of the one time future income tax charge, higher Crown royalties and higher operating expenses associated with the increase in production volumes.

Total operating costs increased in 2008 to $1,368 million versus $1,034 million and $907 million in 2007 and 2006, respectively. Costs have increased during the 2006 to 2008 time period mainly as a result of

NETBACK AFTER HEDGING
($ per bbl)



60
45
30
15
0
04
05
06
07
08

additional equipment and a larger workforce to operate expanded facilities at Syncrude following the completion of the Stage 3 project, rising costs for materials and labour in the Fort McMurray area, a larger Syncrude working interest and additional costs for contract equipment and operators to move more overburden and oil sands. Further information regarding the increase in operating costs for 2008 relative to 2007 is provided in the "Operating Costs" section of this MD&A.

In 2008 Canadian Oil Sands incurred $599 million in Crown royalties versus $485 million in 2007 and $232 million in 2006. The increase in Crown royalty expense was primarily due to increased revenues, offset by higher operating costs and capital expenditures. In addition, the increase in 2008 and 2007 Crown royalties relative to 2006 was impacted by the shift to a higher 25 percent royalty rate which occurred in the second quarter of 2006 when the major capital expenditure related to Stage 3 was completed.

Foreign exchange gains and losses during the years are primarily attributable to the impact of foreign exchange rate changes on U.S. dollar denominated debt. Unrealized foreign exchange losses on long-term debt totalled $204 million in 2008 versus unrealized foreign exchange gains of $153 million and $1 million in 2007 and 2006, respectively.

DD&A expense in 2008 totalled $444 million versus $351 million for 2007 and $255 million for 2006. Total DD&A was impacted by changes in production volumes and changes in the per barrel depreciation and depletion ("D&D") rate. On a per barrel of production basis the D&D rate was $11.07, $8.31 and $7.34 in 2008, 2007 and 2006, respectively. Per barrel D&D rates have increased mainly as a result of increased future development cost estimates and the acquisition of an additional Syncrude working interest in 2007. Discussion of the Trust's future D&D rates is provided in the "Depreciation, Depletion and Accretion Expense" section of this MD&A.

Cash from operating activities totalled $2,241 million, or $4.66 per Unit, compared with $1,377 million, or $2.87 per Unit in 2007, and $1,142 million, or $2.45 per Unit in 2006. Changes in revenues, operating expenses and Crown royalties impacted cash from operating activities. Changes in non-cash working capital impacted cash from operating activities as provided in the following table:

Years ended December 31 *($ millions)*	**2008**	2007	2006
Cash from (used in) changes in:			
Accounts receivable	**$ 195**	$ (135)	$ (47)
Inventories	**9**	(18)	3
Prepaid expenses	**1**	1	(4)
Accounts payable and accrued liabilities	**(5)**	(15)	23
Less: A/P reclassed to investing and other	**2**	2	47
Change in operating non-cash working capital	**$ 202**	$ (165)	$ 22

Working capital changes and the resulting impact on our cash from operating activities are difficult to predict due to the many variables that influence the changes. Non-cash working capital and changes therein vary on a period-by-period basis as a result of the timing and settlements of accounts receivable and accounts payable balances, and are impacted by a number of factors including changes in revenue, operating expenses, Crown royalties, the timing of capital expenditures, and changes in inventory balances.

Net debt comprised of long-term debt less cash and cash equivalents, increased to $979 million at December 31, 2008 from $950 million at December 31, 2007, mainly as a result of cash from operating activities less capital expenditures, debt repayments, Unitholder distributions, plus unrealized foreign exchange losses in 2008 on the revaluation of U.S. dollar denominated debt. Relative to December 31, 2006, net debt decreased $312 million at December 31, 2008, mainly as a result of cash from operating activities less Unitholder distributions and debt repayments.

Canadian Oil Sands' Asset Retirement Obligation ("ARO") liability, which represents the present value of our share of the estimated environmental reclamation costs of the Syncrude Project, totalled $235 million at the end of 2008, $226 million in 2007 and $173 million in 2006. Canadian Oil Sands' 2008 ARO rose over 2007 as a result of cost inflation adjustments, while the increase in 2007 over 2006 was the result of increased cost estimates to comply with new material handling requirements in accordance with provincial regulations.

The Trust paid distributions totalling $3.75 per Unit in 2008 compared with $1.65 per Unit in 2007 and $1.10 per Unit in 2006. The rise in distributions mainly reflected strong crude oil prices and lower capital costs over the three year period.

Non-GAAP Financial Measures

In this MD&A we refer to financial measures that do not have any standardized meaning as prescribed by Canadian generally accepted accounting principles ("GAAP"). These non-GAAP financial measures include cash from operating activities on a per Unit basis, net debt, total capitalization, net debt to total capitalization, return on average Unitholder equity, return on average productive capital employed, and certain per barrel measures. Cash from operating activities per Unit is calculated as cash from operating activities reported on the Trust's Consolidated Statement of Cash Flows divided by the weighted-average number of Units outstanding in the period. This measure is an indicator of the Trust's capacity to fund capital expenditures, distributions, and other investing activities without incremental financing. In addition, the Trust refers to various per barrel figures, such as net realized selling prices, operating costs and Crown royalties, which also are considered non-GAAP measures, but provide meaningful information on the performance of the Trust. We derive per barrel figures by dividing the relevant revenue or cost figure by our sales volumes, which are net of purchased crude oil volumes in a period.

Non-GAAP financial measures provide additional information that we believe is meaningful regarding the Trust's operational performance, its liquidity and its capacity to fund distributions, capital expenditures and other investing activities. Users are cautioned that non-GAAP financial measures presented by the Trust may not be comparable with measures provided by other entities.

SUMMARY OF QUARTERLY RESULTS

($ millions, except per Trust Unit and volume amounts)	2008				
	Q1	**Q2**	**Q3**	**Q4**	**Annual**
Revenues [1]	**$ 907**	**$ 1,177**	**$ 1,381**	**$ 704**	**$ 4,169**
Net income (loss)	**298**	**497**	**604**	**124**	**1,523**
Per Trust Unit, Basic	**0.62**	**1.04**	**1.25**	**0.26**	**3.17**
Per Trust Unit, Diluted	**0.62**	**1.04**	**1.25**	**0.26**	**3.16**
Cash from operating activities	**441**	**413**	**921**	**466**	**2,241**
Per Trust Unit [2]	**0.92**	**0.86**	**1.91**	**0.97**	**4.66**
Unitholder distributions	**360**	**481**	**602**	**361**	**1,804**
Per Trust Unit	**0.75**	**1.00**	**1.25**	**0.75**	**3.75**
Daily average sales volumes *(bbls/d)* [3]	**99,181**	**97,744**	**116,656**	**110,197**	**105,986**
Net realized selling price *($/bbl)* [4]	**100.41**	**131.32**	**127.55**	**69.40**	**106.91**
Operating costs *($/bbl)* [5]	**35.93**	**41.92**	**32.15**	**32.10**	**35.26**
Purchased natural gas price *($/GJ)*	**7.30**	**9.38**	**7.86**	**6.41**	**7.66**
West Texas Intermediate *(avg U.S.$/bbl)* [6]	**97.82**	**123.80**	**118.22**	**59.08**	**99.75**
Foreign exchange rates *(U.S.$/Cdn$)*:					
Average	**1.00**	**0.99**	**0.96**	**0.83**	**0.94**
Quarter-end	**0.97**	**0.98**	**0.94**	**0.82**	**0.82**

	2007				
	Q1	Q2	Q3	Q4	Annual
Revenues [1]	$ 674	$ 690	$ 936	$ 950	$ 3,250
Net income (loss)	262	(395)	361	515	743
Per Trust Unit, Basic	0.55	(0.82)	0.75	1.07	1.55
Per Trust Unit, Diluted	0.54	(0.82)	0.75	1.07	1.54
Cash from operating activities	202	324	484	367	1,377
Per Trust Unit [2]	0.42	0.68	1.01	0.77	2.87
Unitholder distributions	144	191	192	264	791
Per Trust Unit	0.30	0.40	0.40	0.55	1.65
Daily average sales volumes *(bbls/d)* [3]	108,981	98,720	124,904	116,368	112,298
Net realized selling price *($/bbl)* [4]	68.69	76.81	81.48	88.73	79.29
Operating costs *($/bbl)* [5]	23.56	30.13	20.84	27.38	25.23
Purchased natural gas price *($/GJ)*	6.99	6.78	4.99	5.84	6.14
West Texas Intermediate *(avg U.S.$/bbl)* [6]	58.23	65.02	75.15	90.50	72.36
Foreign exchange rates *(U.S.$/Cdn$)*:					
Average	0.85	0.91	0.96	1.02	0.93
Quarter-end	0.87	0.94	1.00	1.01	1.01

[1] *Revenues after crude oil purchases and transportation expense.*

[2] *Cash from operating activities per Trust Unit is a non-GAAP measure that is derived from cash from operating activities reported on the Trust's Consolidated Statements of Cash Flows divided by the weighted-average number of Trust Units outstanding in the period, as used in the Trust's net income per Unit calculations.*

[3] *Daily average sales volumes after crude oil purchases.*

[4] *Net realized SCO selling price after foreign currency hedging.*

[5] *Derived from operating costs as reported on the Trust's Consolidated Statements of Income and Comprehensive Income, divided by the sales volumes during the period.*

[6] *Pricing obtained from Bloomberg.*

During the last eight quarters, the following items have had a significant impact on the Trust's financial results:

- Fluctuations in U.S. dollar WTI oil prices significantly impacted the Trust's revenues, Crown royalties and net income;
- The substantive enactment of income tax legislation in June 2007 resulted in an additional future income tax expense of $701 million in the second quarter of 2007. Other corporate tax rate reductions substantively enacted in the fourth and second quarters of 2007 resulted in future income tax recoveries of $153 million and $38 million in each quarter, respectively;
- U.S. to Canadian dollar exchange rate fluctuations have resulted in significant unrealized foreign exchange gains and losses on the revaluation of U.S. dollar denominated debt and have impacted commodity pricing; and
- Planned and unplanned maintenance activities have impacted quarterly production volumes, sales revenues, Crown royalties and operating costs.

2008 QUARTERLY DAILY AVERAGE SALES VOLUMES
(mbbls per day)


120
90
60
30
0
Q1
Q2
Q3
Q4
Annual

Quarterly variances in revenues, net income, and cash from operating activities are caused mainly by fluctuations in crude oil prices, production and sales volumes, operating costs and natural gas prices. Net income is also impacted by non-cash foreign exchange gains and losses caused by fluctuations in foreign exchange rates on our U.S. dollar denominated debt, and by future income tax changes. A large proportion of operating costs are fixed and, as such, unit operating costs are highly variable to production volumes. While the supply/demand balance for crude oil affects selling prices, the impact of this equation is difficult to predict and quantify and has not displayed significant seasonality.

2008 QUARTERLY OPERATING COSTS
($ per bbl)


40
30
20
10
0
Q1
Q2
Q3
Q4
Annual

2008 QUARTERLY NET REALIZED SELLING PRICE
($ per bbl)


160
120
80
40
0
Q1
Q2
Q3
Q4
Annual

Maintenance and turnaround activities are typically scheduled to avoid the winter months; however, the exact timing of unit shutdowns cannot be precisely scheduled, and unplanned outages may occur. Accordingly, production levels may not display reliable seasonality patterns or trends. Maintenance and turnaround costs are expensed in the period incurred and can lead to significant increases in operating costs and reductions in production in those periods.

Natural gas prices are typically higher in winter months as heating demand rises, but this seasonality is significantly influenced by weather conditions and North American natural gas inventory levels.

Canadian Oil Sands' unaudited fourth quarter 2008 results were discussed and analyzed in our MD&A released on January 28, 2009 and filed with the Trust's January 28, 2009 press release, which is available on our website at www.cos-trust.com or at www.sedar.com.

REVIEW OF FINANCIAL RESULTS

Revenues, after Crude Oil Purchases and Transportation Expense

($ millions)	**2008**	2007	$ Change	% Change
Sales revenue	**$ 4,543**	$ 3,633	$ 910	25
Crude oil purchases	**(337)**	(348)	11	(3)
Transportation expense	**(37)**	(35)	(2)	6
	$ 4,169	$ 3,250	$ 919	28
Sales volumes *(mmbbls)* [1]	**38.8**	41.0	(2.2)	(5)
($ per barrel)				
Realized selling price before hedging [2]	**$ 106.81**	$ 79.02	$ 27.79	35
Currency hedging gains	**0.10**	0.27	$ (0.17)	(63)
Net realized selling price	**$ 106.91**	$ 79.29	$ 27.62	35

[1] *Sales volumes, net of purchased crude oil volumes.*

[2] *Sales revenue, after crude oil purchases and transportation expense divided by sales volumes, net of crude oil volumes purchased. Calculation does not include sulphur sales.*

REVENUES AFTER CRUDE OIL PURCHASES, TRANSPORTATION AND MARKETING EXPENSE AND HEDGING
($ millions)


5,000
3,750
2,500
1,250
0
04
05
06
07
08

NET REALIZED SELLING PRICE
($ per bbl)


120
90
60
30
0
04
05
06
07
08

The increase in sales revenue on an annual basis in 2008 versus 2007 was due to higher realized selling prices for SCO offset by a decline in sales volumes. WTI prices averaged $99.75 U.S. per barrel in 2008 versus $72.36 U.S. per barrel in 2007. Fluctuations in U.S. to Canadian dollar exchange rates did not significantly impact Canadian dollar equivalent WTI prices for 2008 relative to 2007 as average U.S. to Canadian dollar exchange rates were roughly the same in both years.

Our net realized SCO selling price after currency hedging gains averaged $106.91 per barrel in 2008, an increase of $27.62 per barrel compared with 2007. The 35 percent increase in average realized selling price year-over-year reflected higher WTI prices, as well as improved price differentials. We realized a premium to average Canadian dollar WTI of $1.94 per barrel in 2008 relative to a premium of $1.63 per barrel in 2007. The differential is dependent upon the supply and demand for SCO, and accordingly, can change quickly depending upon the short-term supply and demand dynamics in the market and pipeline availability for transporting crude oil.

Year-to-date sales volumes averaged 106,000 barrels per day in 2008 versus an average of 112,000 barrels per day for 2007. Sales volumes for 2008 were impacted by the scheduled turnarounds of Cokers 8-2 and 8-1, operational difficulties during the first quarter and bitumen production constraints. Sales volumes in 2007 were impacted by maintenance on Coker 8-3, Coker 8-2 and other units.

NET INCOME
($ millions)



1,600
1,200
800
400
0
04
05
06
07
08

NET INCOME PER TRUST UNIT – BASIC
($ per Trust Unit)



4
3
2
1
0
04
05
06
07
08

Operating Costs

The following table breaks down unit operating costs into its major components and shows bitumen costs on both a per barrel of bitumen and a per barrel of SCO produced basis. The Trust has prepared this information to enable users to compare operating costs at Syncrude with other oil sands producers. Users are cautioned that the following results may not be fully comparable with other entities due to differing treatments for operating and capital costs among producers.

	2008		2007	
($ per bbl)	**Bitumen**	**SCO**	Bitumen	SCO
Bitumen Costs [1]				
Bitumen production [2]	**$ 15.76**		$ 10.64	
Purchased energy [4]	**2.83**		2.19	
Purchased bitumen	**0.90**		–	
	$ 19.49	**$ 22.82**	$ 12.83	$ 15.26
Upgrading Costs [3]				
Bitumen processing and upgrading		**$ 5.83**		$ 4.35
Turnaround and catalysts		**1.81**		1.05
Purchased energy [4]		**3.94**		2.55
		$ 11.58		$ 7.95
Other and research		**1.04**		1.43
Change in treated and untreated inventory		**0.06**		(0.02)
Total Syncrude operating costs		**$ 35.50**		$ 24.62
Canadian Oil Sands adjustments [5]		**(0.24)**		0.61
Total operating costs		**$ 35.26**		$ 25.23
(thousands of barrels per day)	**Bitumen**	**SCO**	Bitumen	SCO
Syncrude production volumes *(bbls/d)* [6]	**338**	**289**	363	305

[1] *Bitumen costs relate to the removal of overburden, oil sands mining, bitumen extraction and tailings dyke construction and disposal costs. The costs are expressed on a per barrel of bitumen production basis and converted to a per barrel of SCO based on the effective yield of SCO from the processing and upgrading of bitumen.*

[2] *Prior year information has been restated for comparative purposes to conform to a revised presentation of costs.*

[3] *Upgrading costs include the production and ongoing maintenance costs associated with processing and upgrading of bitumen to SCO. It also includes the costs of major upgrading equipment turnarounds and catalyst replacement, all of which are expensed as incurred.*

[4] *Natural gas prices averaged $7.66 per GJ and $6.14 per GJ in 2008 and 2007, respectively.*

[5] *Canadian Oil Sands' adjustments mainly pertain to Syncrude-related pension costs, as well as the inventory impact of moving from production to sales as Syncrude reports per barrel costs based on production volumes and the Trust reports based on sales volumes.*

[6] *Syncrude production volumes include the impact of processed purchased bitumen volumes.*

($ per bbl of SCO)	**2008**	2007	Change	% Change
Production costs	**$ 28.01**	$ 20.08	$ 7.93	39
Purchased energy	**7.25**	5.15	2.10	41
Total operating costs	**$ 35.26**	$ 25.23	$ 10.03	40

(GJs per bbl of SCO)	**2008**	2007	Change	% Change
Purchased energy consumption	**0.95**	0.84	0.11	13

Operating costs averaged $35.26 per barrel in 2008, an increase of $10.03 per barrel compared with 2007. While coker turnarounds occurred in both years, more turnaround and maintenance activity occurred in 2008, resulting in less production relative to the prior year and increased per barrel operating costs. The change in operating costs for 2008 is also attributable to the following:

OPERATING COSTS
($ per bbl)


40
30
20
10
0
04
05
06
07
08

- Additional overburden material was moved during 2008 versus 2007 in order to increase exposed mineable ore inventory. Syncrude also increased its use of contracted equipment and operators to supplement its own material movement activities in 2008;
- Increased costs for contractors and wages for Syncrude staff as a result of inflationary pressures and contract settlements;
- Higher energy costs reflecting increases in natural gas prices and purchased energy consumption, which rose on a per barrel basis due to operational inefficiencies during 2008;
- The un-budgeted purchase of incremental bitumen during the first half of 2008 to support production during times of internal bitumen supply shortfalls;
- Inflationary pressure for materials and consumables; and
- Additional costs during the first quarter of 2008 associated with the disruption of operations.

The increases in costs were partially offset by a decrease in the value of Syncrude's long-term incentive plans in 2008 versus 2007. A significant portion of Syncrude's long-term incentive plans are based on the market return

PURCHASED ENERGY COSTS (BEFORE HEDGING)
($ per bbl)


8
6
4
2
0
04
05
06
07
08

PRODUCTION COSTS
($ per bbl)


32
24
16
8
0
04
05
06
07
08

performance of several Syncrude owners' shares and Units, of which performance was weaker in 2008 relative to 2007.

Non-Production Costs

Non-production costs consist primarily of development expenditures relating to capital programs, which are expensed, such as: commissioning costs; pre-feasibility engineering, technical and support services; research and development ("R&D"); and regulatory and stakeholder consultation expenditures. Accordingly, non-production costs can vary depending on the number of projects underway and the stage of development of the projects. Non-production costs totalled $78 million in 2008, an increase of $15 million compared with 2007, primarily as a result of additional R&D activities at Syncrude.

Crown Royalties

Crown royalties increased to $599 million, or $15.44 per barrel, in 2008 from $485 million, or $11.83 per barrel in 2007. The change in Crown royalties in 2008 versus 2007 was due to increased revenues net of allowed operating costs, non-production costs and capital expenditures.

Under the Generic Oil Sands Royalty regime that was in place in Alberta during 2008 and 2007, the Crown royalty was calculated as the greater of one percent of gross plant gate revenue before hedging, or 25 percent of net revenues, calculated as gross plant gate revenue before hedging, less allowed Syncrude operating, non-production and capital costs. In 2009, key changes will be implemented in the calculation of Syncrude's Crown royalties.

In 2008, Canadian Oil Sands and the other Syncrude owners exercised their pre-existing option to convert to a bitumen-based Crown royalty. Effective January 1, 2009, Syncrude will calculate Crown royalties based on deemed bitumen revenues less allowed bitumen operating, non-production and capital costs, rather than paying Crown royalties based on the production of SCO. As part of the conversion to a bitumen-based royalty, only costs related to producing bitumen rather than the fully upgraded SCO can be deducted. In addition, deductible costs in calculating Crown royalties will be reduced in future years by approximately $5 billion ($1.8 billion net to the Trust) resulting in additional future Crown royalties of approximately $1.25 billion plus interest ($459 million plus interest net to the Trust) over a 25-year period. The cost reductions relate to capital expenditures that were deducted in computing Crown royalties on SCO in prior years and are no longer associated with the royalty base.

In 2008, Canadian Oil Sands and the other Syncrude owners also reached an agreement with the Alberta government on terms to transition the Syncrude Project to Alberta's New Royalty Framework. Under the agreement, the Syncrude owners will pay the greater of 25 percent of net deemed bitumen revenues, or one percent of gross deemed bitumen-based revenues, plus an additional royalty of up to $975 million ($358 million net to the Trust) for the period January 1, 2010 to December 31, 2015. The additional royalty of $975 million is reduced proportionally if bitumen production is less than 345,000 barrels per day over the period and is payable in six annual installments in respect of the following periods:

($ millions)	2010	2011	2012	2013	2014	2015	Total
Syncrude	$ 75	$ 75	$ 100	$ 150	$ 225	$ 350	$ 975
Canadian Oil Sands' Share	$ 27	$ 27	$ 37	$ 55	$ 83	$ 129	$ 358

After 2015, the Syncrude Project will be subject to the New Royalty Framework that applies to the entire oil sands industry. Currently, the royalty regime is based on a sliding scale rate that responds to Canadian dollar equivalent WTI ("C$-WTI") price levels. The minimum royalty will start at one percent of deemed bitumen revenue and increase when C$-WTI oil is above $55 per barrel, to nine percent of deemed bitumen revenue at $120 per barrel or higher. The net royalty rate will start at 25 percent of net deemed bitumen revenue and rise for every dollar of C$-WTI increase above $55 per barrel up to 40 percent of net deemed bitumen revenue at $120 per barrel or higher.

Copies of the Syncrude Royalty Amending Agreement and the Syncrude Bitumen Royalty Option Agreement are available on our website at www.cos-trust.com or at www.sedar.com.

The Trust's interest expense on its long-term debt decreased in 2008 as a result of reduced average net debt outstanding.

Interest Expense, Net

($ millions)	2008	2007	$ Change	% Change
Interest expense on long-term debt	$ 76	$ 91	$ (15)	(16)
Interest income and other	(8)	(6)	(2)	33
Interest expense, net	$ 68	$ 85	$ (17)	(20)

Depreciation, Depletion and Accretion Expense

($ millions)	2008	2007	$ Change	% Change
Depreciation and depletion expense	$ 430	$ 340	$ 90	26
Accretion expense	14	11	3	27
	$ 444	$ 351	$ 93	26

DEPRECIATION AND DEPLETION EXPENSE
($ per bbl)



12
9
6
3
0
04
05
06
07
08

The Trust depreciates and depletes production assets and future development costs on a unit-of-production basis, based on proved plus probable reserves.

D&D expense in 2008 rose by $90 million compared to 2007, reflecting a higher per barrel D&D rate. In 2008 our D&D rate increased to $11.07 per barrel of production versus $8.31 per barrel in 2007. The increase was a result of higher projected capital cost estimates in the Trust's December 31, 2007 independent reserves report.

Based on the results of the Trust's 2008 independent reserves report, the Trust's 2009 D&D rate is $11.27 per barrel. With the exception of 2008 production, the Trust's proved plus probable reserves of 1.8 billion barrels have not changed significantly from the December 31, 2007 reserve estimates. The Trust's December 31, 2008 independent reserve report is summarized in our AIF dated March 13, 2009 which can be found at www.sedar.com or on our website at www.cos-trust.com.

Asset Retirement Obligation

Canadian Oil Sands' ARO liability, which represents the present value of our share of the estimated environmental reclamation costs of the Syncrude project, increased to $235 million at December 31, 2008 versus $226 million at December 31, 2007. The change was due to increased cost estimates and accretion expense less reclamation costs incurred during the year.

Foreign Exchange Gains

($ millions)	2008	2007
Unrealized foreign exchange loss (gain)	$ **204**	$ (153)
Realized foreign exchange loss (gain)	**(45)**	36
Total foreign exchange loss (gain)	$ **159**	$ (117)

Unrealized foreign exchange ("FX") losses and gains are primarily the result of revaluations of our U.S. dollar denominated long-term debt caused by fluctuations in U.S. and Canadian dollar exchange rates. During 2008, the unrealized FX loss resulted from the weakening of the Canadian dollar relative to the U.S. dollar to $0.82 U.S./Cdn at December 31, 2008 from $1.01 U.S./Cdn at December 31, 2007. At December 31, 2008 the Trust had $874 million in U.S. dollar debt outstanding. The unrealized FX gains in 2007 were due to the strengthening of the Canadian dollar relative to the U.S. dollar to $1.01 U.S./Cdn at December 31, 2007 from $0.86 U.S./Cdn at December 31, 2006.

Realized FX losses and gains are primarily the result of the repayment of U.S. dollar denominated debt, the settlement of U.S. dollar denominated receivables and the revaluation of U.S. dollar cash balances. During 2008, the Trust recognized FX gains primarily on the settlement of U.S. dollar denominated accounts receivable. During 2007, the Trust realized an FX gain of $18 million on the settlement of long-term debt and realized FX losses of $54 million on the settlement of U.S. dollar denominated accounts receivable and cash balances.

Future Income Tax and Other

Canadian Oil Sands' future income taxes on its Consolidated Balance Sheet represent the net difference between tax values and accounting values, referred to as temporary differences, tax-effected at substantively enacted tax rates expected to apply when the differences reverse. Canadian Oil Sands recorded a future income tax recovery of $93 million in 2008 on the reduction of temporary differences compared with a future income tax expense of $579 million in 2007. The 2007 future tax expense was primarily the result of a one-time $701 million future income tax expense recorded on the enactment of federal legislation to tax income trusts, offset by a tax recovery of $193 million associated with reductions in corporate tax rates enacted during 2007.

During 2008, legislation to adjust the deemed provincial component of the tax on distributions from income and royalty trusts commencing in 2011 was passed in the House of Commons. Under this legislation, we expect the provincial component of the tax applicable to Canadian Oil Sands will be reduced from 13 percent to 10 percent, as substantially all of Canadian Oil Sands' activities are in Alberta. For accounting purposes, the adjustment is not considered substantively enacted because the related income tax regulations have not been finalized. If the proposal becomes enacted, we expect to record a future income tax recovery based on the temporary differences at that time.

On July 14, 2008, the Department of Finance released draft legislation for income and royalty trust conversions. The draft legislation is designed to permit income and royalty trusts to convert into public corporations without triggering adverse Canadian tax consequences to the income or royalty trust and its Unitholders (the "SIFT conversion rules"). On November 28, 2008, the Minister of Finance introduced changes in the House of Commons to the SIFT conversion rules and on December 4, 2008 issued explanatory notes on these changes. For Canadian taxpayers, the effect of this proposed legislation is to allow a tax-free rollover of holdings in a trust as it converts to a corporate structure. It also accelerated the safe haven guidelines to immediately allow cumulative new equity issues of up to 100 percent of an entity's October 31, 2006 market capitalization. As of December 31, 2008, this legislation was not enacted.

With the taxation of income trusts commencing January 1, 2011, Canadian Oil Sands has evaluated alternatives as to the best structure for its Unitholders in the future. Based on current information, and pending the enactment of the SIFT conversion rules, as amended, we will likely convert to a corporation. We plan to retain the flow-through advantages of a trust structure until 2011 unless circumstances arise that favour a faster transition. Canadian Oil Sands continues to be a long-term value investment in the oil sands and does not rely on the tax efficiency of a flow-through trust model to sustain its business. Our long-life reserves and virtually non-declining production profile provide a solid foundation to generate future cash from operating activities.

In 2007 Canadian Oil Sands recorded an additional future income tax liability on its Consolidated Balance Sheet totalling $327 million, with a corresponding increase to property, plant and equipment, as a result of the 1.25 percent Syncrude working interest acquisition and the subsequent dissolution of the partnership in which the working interest was held. The future income tax liability represents the temporary differences between the book values of the net assets and the related tax pools acquired.

CRITICAL ACCOUNTING ESTIMATES

A critical accounting estimate is considered to be one that requires assumptions be made about matters that are uncertain at the time the accounting estimate is made and would have a material impact on the financial results if different assumptions were used. Canadian Oil Sands makes numerous estimates in its financial results in order to provide timely information to users. The following estimates are, however, considered critical:

a) Canadian Oil Sands must estimate the reserves it expects to recover in the future and the related net revenues expected to be generated from those reserves. Our reserves and future net revenues are evaluated and reported in a reserve report prepared by independent petroleum reserve evaluators who determine their evaluations using various factors and assumptions, such as: forecasts of mining and extraction recovery and upgrading yield based on geological and engineering data, projected future rates of production, projected operating costs, royalties and taxes, projected crude oil prices and oil price differentials and timing and amounts of future development costs, all of which are estimates. We believe that the factors and assumptions used in the estimates are reasonable based on the information available at the time that the estimates are prepared. Estimates of reserves and future net revenues are critical to asset impairment tests and D&D calculations. The reserve report is reviewed by Management, the Reserves, Marketing Operations and Environmental, Health and Safety Committee as well as the Board of Directors.

   As circumstances change and new information becomes available, the reserve report data could change. Future actual results could vary greatly from our estimates, which could cause material changes in our unit-of-production D&D rates and asset impairment tests, all of which use the reserves and/or future net revenues in the respective calculations.

b) In 2008 Canadian Oil Sands recorded its ARO liability and corresponding asset based on the estimated discounted fair value of its share of Syncrude's future expenditures that will be required for reclamation of each of Syncrude's mine sites that have been disturbed. In determining the fair value, Canadian Oil Sands must estimate the amount of the future cash payments, the timing of when those payments will be required, and then apply an appropriate credit-adjusted risk-free rate. Given the long reserve life of Syncrude's leases, the reclamation expenditures will be made over approximately the next 60 years, and therefore it is difficult to estimate the timing and amount of the reclamation payments that will be required as they will occur far into the future.

Any changes in the anticipated timing or the amount of the payments subsequent to the initial obligation being recorded results in a change to our ARO liability and corresponding asset. Such changes will impact the accretion of the obligation and the depreciation of the asset and will correspondingly impact net income.

In addition, due to the indeterminate useful life of Syncrude's upgrader facilities and the uncertainty in estimating the timing and amount of the reclamation expenditures, if any, related to Syncrude's sulphur blocks, no amounts have been recognized in the Trust's ARO liability for those components. Actual future reclamation costs related to the upgrading facilities and the sulphur blocks may materially impact future ARO estimates and the Trust's cash from operating activities in the years these reclamation costs are incurred.

c) Canadian Oil Sands accrues its obligations for Syncrude Canada's post-employment benefits utilizing actuarial and other assumptions to estimate the projected benefit obligation, the return on plan assets and the expense accrual related to the current period. The basic assumptions utilized are outlined in Note 9(a) to the audited Consolidated Financial Statements. A 0.25 change in the discount rate related to Syncrude Canada's defined benefit pension plan would result in an approximate increase/decrease of $25 million in our employee future benefit liability.

In addition, actuarial gains and losses are deferred and amortized into income over the expected average remaining service lives of employees, which was estimated to be 12 years. Actual costs related to Syncrude Canada's employee benefit plans could vary greatly from the amounts accrued for the pension obligation and the plan assets. If Canadian Oil Sands had recognized the actuarial losses immediately in income, pension and other post-employment expense would have decreased from $33 million to approximately $32 million in 2008. In addition, the accrued benefit liability on the Consolidated Balance Sheet would have increased from $110 million to $258 million. Canadian Oil Sands does not have a pension plan for its own employees. Therefore, all of the employee future benefit liabilities and expenditures relate to its working interest share of Syncrude Canada's pension benefit plan and post-employment plan obligations.

d) Canadian Oil Sands must estimate its future tax liability at the end of each reporting period based on estimates of temporary differences, when those temporary differences are expected to reverse and the tax rates at which they will reverse. Actual tax rates at which the temporary differences will reverse and the amount and timing of reversal of the temporary differences may, however, differ from our estimates and may result in material changes in our future income tax liability and future income tax expense or recovery.

CHANGE IN ACCOUNTING POLICIES

In its audited Consolidated Financial Statements for the year ended December 31, 2007 ("Audited 2007 Financial Statements"), Canadian Oil Sands adopted the requirements of the Canadian Institute of Chartered Accountants ("CICA") Section 3862 Financial Instruments – Disclosures, Section 3863 Financial Instruments – Presentation, and Section 1535 – Capital Disclosures. These standards were effective January 1, 2008, however, early adoption was encouraged by the CICA.

In June 2007, the CICA issued a new accounting standard Section 3031 Inventories, which replaces the existing standard for inventories, Section 3030. The main features of the new section are as follows:

- measurement of inventories at the lower of cost and net realizable value;
- consistent use of either first-in, first-out or a weighted-average cost formula to measure cost; and
- reversal of previous write-downs to the lower of cost and the revised net realizable value when there is a subsequent increase to the value of inventories.

The new inventory standard was effective for the Trust beginning January 1, 2008. Application of the new standard did not impact the Trust's financial statements.

NEW ACCOUNTING PRONOUNCEMENTS

Goodwill and Intangible Assets

In February 2008, the CICA issued a new accounting standard, Section 3064 – Goodwill and Intangible Assets, which replaces Section 3062 – Goodwill and Other Intangible Assets, and Section 3450 – Research and Development costs. The new section establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets. The section is effective for the Trust beginning January 1, 2009. Application of the new section is not expected to have a material impact on the Trust's financial statements.

International Financial Reporting Standards

On February 13, 2008, the CICA Accounting Standards Board announced that Canadian public reporting issuers will be required to report under International Financial Reporting Standards ("IFRS") starting in 2011. IFRS will effectively replace Canadian GAAP for these issuers and comparative IFRS information for the 2010 fiscal year will be required. Canadian Oil Sands is assessing the impact on our business of adopting IFRS in 2011.

As part of its assessment, the Trust is identifying potential differences between Canadian GAAP and existing IFRS at December 31, 2008, as well as proposed IFRS which may be in effect in 2011. Management is reviewing the impact that these differences will have on accounting policies, information technology and data systems, internal control over financial reporting, disclosure controls and procedures, financial reporting and business activities. Management has not fully determined the impact of adopting IFRS on its financial statements; however, it should be noted that the current financial statements may be significantly different when presented in accordance with IFRS. The potential impacts on the consolidated financial statements from the adoption of IFRS will depend on the particular circumstances prevailing on January 1, 2011, as well as the accounting policy choices adopted by Canadian Oil Sands.

The adoption of IFRS will also impact Syncrude's financial reporting and reporting of results to the Trust. Syncrude has established an implementation project to manage its transition to IFRS. Canadian Oil Sands and the other Syncrude owners are responsible for approving Syncrude's implementation plans and ensuring that information to be provided by Syncrude meets the owners' needs. Areas of impact that have been identified for Syncrude include the accounting and reporting of property, plant and equipment held on behalf of the joint venture participants, pensions and stock-based compensation. The impact of adopting IFRS on Syncrude has not been quantified at this time.

LIQUIDITY AND CAPITAL RESOURCES

As at December 31 *($ millions)*	2008	2007
Long-term debt	**$ 1,258**	$ 1,218
Cash and cash equivalents	**(279)**	(268)
Net debt	**$ 979**	$ 950
Unitholders' equity	**$ 3,910**	$ 4,172
Total capitalization [1]	**$ 4,889**	$ 5,122
Net debt to total capitalization *(percent)*	**20**	19

[1] *Net debt plus Unitholders' equity. Net debt, total capitalization, as well as net debt to total capitalization are non-GAAP measures.*

During 2008, the Trust's long-term debt increased by $40 million as a result of unrealized foreign exchange losses on U.S. dollar denominated debt more than offsetting debt repayments of $150 million and the repayment of $16 million in credit facility borrowings.

As at December 31, 2008, the Trust had $840 million of unutilized credit facilities, and $67 million in letters of credit issued against a separate line of credit. On June 29 and August 10, 2009, Canadian Oil Sands has $200 million of medium term notes and U.S.$250 million senior notes maturing, respectively. The Trust currently anticipates refinancing these notes using its available credit facilities, or by accessing the debt capital markets.

Canadian Oil Sands has set a long-term net debt target of approximately $1.6 billion by the end of 2010. The Trust's actual net debt will fluctuate, however, as factors such as crude oil prices, Syncrude's operational performance, distributions, FX rates, and the ability to access capital markets in a prudent and cost-effective manner vary from our assumptions, as outlined in the "Unitholder Distributions" section of this MD&A.

NET DEBT AT DECEMBER 31
($ billions)


2.0
1.5
1.0
0.5
0
04
05
06
07
08

NET DEBT TO TOTAL CAPITALIZATION AT DECEMBER 31
(percent)


40
30
20
10
0
04
05
06
07
08

Performance Management Ratios

	2008	2007
Return on average Unitholders' equity *(percent)* [1]	**38**	18
ROCE *(percent)* [2]	**34**	25

[1] *Calculated as comprehensive income divided by average Unitholders' equity.*

[2] *Return on average productive capital employed is calculated as net income before net interest expense, future income taxes and unrealized foreign exchange gains and losses, divided by average net debt plus Unitholders' equity, excluding major expansion projects not yet in use. In 2008 and 2007, no such major expansion projects were excluded.*

A key non-GAAP benchmark used to evaluate the Trust's performance is return on average productive capital employed ("ROCE"), which is a measure of the returns the Trust realizes on its assets that are in productive use. In calculating ROCE, we exclude major expansion projects that are not yet used in production. In 2008 and 2007 there were no such major expansion projects excluded. The Trust's ROCE and return on average Unitholders' equity were higher in 2008 compared with 2007 due primarily to the increase in comprehensive income before net interest, unrealized foreign exchange and future income taxes, respectively.

UNITHOLDER DISTRIBUTIONS

($ millions)	**2008**	2007
Cash from operating activities	**$ 2,241**	$ 1,377
Net income	**$ 1,523**	$ 743
Unitholder distributions	**$ 1,804**	$ 791
Excess of cash from operating activities over Unitholder distributions [1]	**$ 437**	$ 586
Shortfall of net income over Unitholder distributions [2]	**$ (281)**	$ (48)

[1] *Cash from operating activities less Unitholder distributions.*

[2] *Net income less Unitholder distributions.*

ROCE
(percent)



40
30
20
10
0
04
05
06
07
08

RETURN ON AVERAGE UNITHOLDERS' EQUITY
(percent)



40
30
20
10
0
04
05
06
07
08

In 2008, cash from operating activities exceeded Unitholder distributions by $437 million and along with opening cash balances, funded the Trust's distributions, capital expenditures, reclamation trust fund contributions and debt repayments.

Unitholder distributions in 2008 exceeded net income primarily as a result of DD&A and unrealized foreign exchange losses, which are non-cash items that do not affect the Trust's cash from operating activities or ability to pay distributions over the near term.

The Trust uses debt and equity financing to the extent that cash from operating activities and existing cash balances are insufficient to fund capital expenditures, reclamation trust contributions, debt repayments, acquisitions, distributions, and working capital changes from financing and investing activities.

On January 28, 2009, the Trust declared a quarterly distribution of $0.15 per Unit in respect of the first quarter of 2009 for a total distribution of approximately $72 million. Quarterly distributions are approved by our Board of Directors after considering the current and expected economic conditions, ensuring financing capacity for Canadian Oil Sands' capital requirements and with the objective of maintaining an investment grade credit rating.

In establishing the distribution amount for the first quarter of 2009, the Trust considered the recent decreases in crude oil prices and the turmoil in worldwide credit markets. If oil prices continue to decrease, cash from operating activities and our ability to internally fund distributions and capital expenditures will decline. In addition, as a result of ongoing credit market turmoil, there is risk around the ability of the Trust to access the capital markets in a prudent and cost effective manner. During this period of risk, we believe that it is prudent to reduce distributions in order to maintain liquidity and financial flexibility. The Trust also has approximately $500 million in debt maturities in 2009 that it plans to refinance through existing credit facilities or in the debt capital markets. Despite average WTI market prices of approximately $39 U.S. per barrel in February 2009, the Trust continues to generate cash from operating activities, is largely undrawn on its $840 million of credit facilities and is positioned to execute its financial and operating strategies.

The February distribution also reflects the Trust's plan of managing its capital structure in anticipation of trust taxation in 2011. The Trust has been distributing a fuller amount of its cash from operating activities, and had been targeting a long-term net debt of about $1.6 billion by the end of 2010. While we believe this net debt target reflects efficient capital management and will help conserve tax pools prior to trust taxation, achievement of that target must also consider a prudent liquidity position and capital market access. The target is based on Syncrude's existing productive capacity and will be reconsidered in light of Canadian Oil Sands' future capital requirement plans and any growth opportunities.

In determining the Trust's distributions, Canadian Oil Sands also considers funding for its significant operating obligations, which are included in cash from operating activities. Such obligations include the Trust's share of Syncrude's pension and reclamation funding, which amounted to $55 million and $38 million in 2008 and 2007, respectively. We do not anticipate significant increases in funding for pension or reclamation items in 2009.

Debt covenants do not specifically limit the Trust's ability to pay distributions and are not expected to influence the Trust's liquidity in the foreseeable future. Aside from covenants relating to restrictions on Canadian Oil Sands' ability to sell all or substantially all of its assets or to change the nature of its business, the most restrictive financial covenant limits total debt-to-total capitalization at an amount less than 55 percent. With a current net debt-to-total capitalization of approximately 20 percent, a significant increase in debt or decrease in equity would be required to restrict the Trust's financial flexibility.

Cash from operating activities and net income can fluctuate from period to period reflecting, among other things, variability in operational performance, WTI prices, SCO differentials to WTI prices and FX rates. The Trust strives to smooth out the impacts of these fluctuations on distributions by taking a longer term view of the operating and business environment, our net debt level relative to our target, and our capital expenditure and other commitments. In that regard, the Trust may distribute more or less in a period than is generated in cash from operating activities or net income. The variable nature of cash from operating activities introduces risk in the ability to sustain or provide stability in distributions. Expectations regarding the stability or sustainability of distributions are unwarranted and should not be implied. Further, the taxation of income trusts commencing January 1, 2011 likely will reduce future cash from operating activities, which may alter distribution levels.

Premium Distribution, Distribution Re-Investment and Optional Unit Purchase Plan (DRIP)

In January 2009, Canadian Oil Sands reinstated its Premium Distribution, Distribution Re-Investment and Optional Unit Purchase Plan ("DRIP"). The DRIP allows eligible Unitholders to direct their distributions to the purchase of additional Units at 95 percent of the average market price, as defined in the DRIP. Alternatively, eligible Unitholders may elect under the premium distribution component to have their distributions invested in new Units and exchanged through the DRIP broker for a premium distribution equal to 102 percent of the amount that the Unitholder would otherwise have received on the distribution date (subject to proration and withholding tax reductions in certain circumstances). The DRIP also allows those Unitholders who participate in either the regular distribution re-investment or premium distribution component of the DRIP to purchase additional Units from treasury at the average market price in minimum amounts of $1,000 per remittance and maximum amounts of $100,000, in a given quarter, all subject to an overall annual limit of two percent of the outstanding Trust Units being offered for purchase in this manner.

The Trust reinstated its DRIP to help preserve balance sheet equity during this period of lower crude oil prices and credit market risk. As well, the DRIP supports distributions while providing Unitholders with several options to manage their distribution payments in a cost-effective, convenient manner. Only Canadian resident Unitholders are eligible to participate in the DRIP at this time.

CAPITAL EXPENDITURES

With the completion of Syncrude's Stage 3 project in 2006, Canadian Oil Sands' expansion capital expenditures have declined and capital costs for 2008 and 2007 were primarily related to sustaining capital. The Trust defines expansion capital expenditures as the costs incurred to grow the productive capacity of the operation, such as the Stage 3 project, while sustaining capital is effectively all other capital. Sustaining capital expenditures may fluctuate considerably year-to-year due to the timing of equipment replacement and other factors. The productive capacity of Syncrude's operations is described in the "Review of Syncrude Operations" section of this MD&A.

In 2008, capital expenditures totalled $281 million versus $183 million in 2007. The Syncrude Emissions Reduction ("SER") project accounted for $73 million and $69 million of the capital spent in 2008 and 2007, respectively, with the remaining expenditures relating to other sustaining capital activities including the replacement of trucks and shovels and infrastructure activities. Sustaining capital expenditures on a per barrel basis were approximately $7.23 and $4.46 in 2008 and 2007, respectively.

Syncrude is undertaking the SER project to retrofit technology into the operation of Syncrude's original two cokers to reduce total sulphur dioxide and other emissions. After the completion of the SER project, stack emissions of sulphur compounds are anticipated to be about 60 percent lower than 2008 approved levels. In 2008, Syncrude completed its review of the SER project and revised its cost estimates for the project to $1.6 billion ($590 million net to the Trust) from $772 million ($284 million net to the Trust). This significant cost increase reflects several causes including estimation errors, delays in the expected completion date and inflationary pressures. The Trust's share of the SER project expenditures incurred to date is approximately $181 million, with the majority of the remaining costs expected to be incurred over the next three years as construction is coordinated with equipment turnaround schedules.

Sustaining capital expenditures, including the SER project, are estimated to average approximately $10 per barrel for 2009 and over the next few years are expected to average $10 to $15 per barrel. The additional expenditures are a result of large environmental and infrastructure projects. Over the longer term, sustaining capital expenditures are expected to average approximately $6 per barrel excluding inflation. The per barrel estimates are based on annual Syncrude production increasing from 106 million barrels in 2008 to 129 million barrels at design capacity.

Syncrude's next significant growth stage is anticipated to be the Stage 3 debottleneck, which is estimated to increase Syncrude's productive capacity by about 50,000 barrels per day. Following the debottleneck, the Stage 4 expansion is expected to grow Syncrude capacity by a further 100,000 barrels per day, post-2016. However, Syncrude is re-evaluating its plans to increase production well beyond the 500,000 barrels per day estimated following the Stage 4 expansion. The objective is to develop an expansion plan that maintains an appropriate resource life of about 50 years based on an independent estimate of Syncrude's reserves and resources as of December 31, 2008. The

CAPITAL EXPENDITURES
($ millions)



1,000
750
500
250
0
04
05
06
07
08

scoping engineering work on the Stage 3 debottleneck and subsequent expansion stages have been approved by the Syncrude owners and are being pursued. Spending will ramp up as the engineering work progresses. The timing of the expansions will depend on the engineering and construction execution plans. It is probable that the debottleneck will be delayed beyond our previously disclosed 2012 projected startup, as could other expansion timing. We plan to provide more information on timing over the next year or two as the scoping work progresses. No cost estimates have been provided for these projects nor have they been approved by the Syncrude owners, as they are still in the early planning stages.

The amount and timing of future capital expenditures is dependent upon the business environment and future projects may be delayed or cancelled in times of low commodity prices.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

The following table outlines the significant financial obligations and commitments that are assumed in the normal course of operations and were known as of February 26, 2009. These obligations and commitments represent future cash payments that the Trust is required to make under existing contractual agreements that it has entered into either directly, or as a 36.74 percent owner in Syncrude:

	Payments due by period [8]				
($ millions)	Total	< 1 year	1 – 3 years	4 – 5 years	After 5 years
Long-term debt [1]	$ 1,861	$ 575	$ 165	$ 447	$ 674
Capital expenditure commitments [2]	456	202	254	–	–
Pension plan solvency deficiency payments [3]	107	14	36	17	40
Management services agreement [4]	142	17	51	34	40
Pipeline commitments [5]	589	21	62	41	465
Asset retirement obligations [6]	774	12	43	25	694
Other obligations [7]	238	152	42	12	32
	$ 4,167	$ 993	$ 653	$ 576	$ 1,945

[1] *Actual payments differ from the carrying value, as the amounts are stated at amortized cost plus interest payment commitments on the long-term debt. While there is approximately $500 million of debt maturing in 2009, Canadian Oil Sands' intention is to refinance such debt.*

[2] *Capital expenditure commitments are primarily comprised of our share of Syncrude's Emissions Reduction project.*

[3] *We are responsible for funding our share of Syncrude Canada's registered pension plan solvency deficiency, which was confirmed in the December 31, 2006 actuarial valuation that was completed in 2007.*

[4] *Reflects our share of Syncrude Canada's annual fixed service fees under the agreement.*

[5] *Reflects our share of the AOSPL pipeline commitment as a Syncrude Joint Venture owner.*

[6] *Reflects our share of the undiscounted estimated cash flows required to settle Syncrude's environmental obligations upon reclamation of the Syncrude Joint Venture properties.*

[7] *These obligations primarily include our share of the minimum payments required under Syncrude's commitments for natural gas purchases. Other items include, but are not limited to, annual disposal fees for the flue gas desulphurization unit and tire supply agreements.*

[8] *Amounts due in U.S. dollars are translated at the December 31, 2008 exchange rates.*

The Trust's commitments and obligations have increased relative to the prior year end, primarily as a result of increased cost estimates for the SER project, new natural gas purchase commitments by Syncrude, changes in the value of the Trust's long-term debt, and fewer payments on 2008 commitments.

Canadian Oil Sands accrues its obligations for Syncrude Canada's post-employment benefits utilizing actuarial and other assumptions to estimate the projected benefit obligation, the return on plan assets and the expense accrual related to the current period. As a result of market performance, during the last quarter of 2008 there was a significant decline in the actual return of Syncrude's defined benefit pension plan assets compared with the expected return. There was also an offsetting decline in the value of Syncrude's accrued benefit obligation due to changes in corporate interest rates used to discount those obligations. Syncrude Canada's last actuarial valuation of its pension plan was completed during 2007, which established funding requirements until December 31, 2009. Syncrude's next required valuation for funding purposes will be as of December 31, 2009, however, Syncrude will assess the requirement for an earlier valuation when it files its 2008 pension results.

UNITHOLDERS' CAPITAL AND TRADING ACTIVITY

Canadian Oil Sands issues Unit options ("options") as part of its long-term incentive plan for employees. There were 421,250 options granted in 2008 with an average exercise price of $39.97 per option and a fair value of approximately $2 million, which will be amortized into income over a three-year vesting period. On February 3, 2009, another 441,672 options were granted with a fair value of approximately $2 million. There were 1.3 million options outstanding at February 26, 2009, representing less than one percent of Units outstanding. Each option represents the right of the optionholder to purchase a Unit at the exercise price determined at the date of grant. All option exercise prices are reduced by distributions over a threshold amount. The options vest by one-third following the date of grant in each of the first three years and expire seven years from the date of grant.

As at December 31, 2008, there were 117,726 performance Unit rights ("PUPs") outstanding with an accrued value of approximately $3 million. On February 3, 2009 an additional 111,127 PUPs were granted with a fair value of approximately $2 million. The PUPs are earned based on total Unitholder return at the end of three years compared to a peer group, with the actual Unit equivalents earned ranging from zero to double the target award. More detail on the Trust's stock-based compensation plans can be found in Note 15(a) to the audited Consolidated Financial Statements, as well as the Trust's Management Proxy Circular dated March 13, 2009 which is available on our website at www.cos-trust.com or at www.sedar.com.

Canadian Oil Sands Units trade on the Toronto Stock Exchange under the symbol COS.UN. The Trust had a market capitalization of approximately $10 billion with 482 million Units outstanding and a closing price of $21.10 per Unit on December 31, 2008. A table summarizing the Units issued in 2008 is included in Note 14(a) of the audited Consolidated Financial Statements.

SUSTAINABLE DEVELOPMENT

Waterfowl Incident at Syncrude's Aurora Mine Tailings Pond

In April 2008, a flock of ducks landed and drowned on one of Syncrude's tailings ponds. As a result, Environment Canada, along with Alberta Environment and Alberta Sustainable Resource Department, initiated an investigation into the incident. On February 9, 2009, Syncrude Canada was charged under subsection 5.1(1) of the *Migratory Birds Convention Act, 1994* (MBCA) and section 155 of the *Alberta Environmental Protection and Enhancement Act* (EPEA). Syncrude Canada takes the matter seriously and is working diligently to ensure measures are in place to prevent this tragic event from reoccurring.

Greenhouse Gas Emissions Reduction Requirements

In 2007, through the Specified Gas Emitters Regulation, Alberta became the first province in Canada to regulate greenhouse gases ("GHG") by establishing intensity targets for Large Final Emitters of carbon dioxide ("CO_2"). Effectively, the regulation requires Syncrude, beginning in the second half of 2007, to reduce per barrel emissions of GHG by 12 percent from the average of its annual per barrel emissions between 2003 and 2005. If Syncrude is unable to meet this target directly, it must purchase offset credits or pay into a government fund dedicated to the development of emissions reduction technology.

For 2007, Syncrude met 90 percent of its reduction target under the new regulation and offset the remainder through the payment of approximately $1 million to the Alberta government's technology fund. Syncrude's emissions calculation method and its data were externally verified.

For 2008, Syncrude accrued approximately $0.10 per barrel for compliance with the Specified Gas Emitters Regulation, which is reflected in the Trust's operating costs. The cost estimate remains preliminary pending Syncrude's actual CO_2 emission intensity level and clarification from the Alberta government regarding details of implementation.

On March 10, 2008, Canada's federal government provided further detail on its regulatory framework to reduce GHG and air pollutant emissions originally announced on April 26, 2007. The draft regulations are currently expected to be finalized in 2009 and take effect on January 1, 2010. The draft regulations for oil sands projects require existing projects to reduce emissions intensity by 18 percent in 2010 from the 2006 level and two percent thereafter. New oil sands facilities coming on-stream over the period 2004 to 2011 also will be required to meet clean fuel standards and will be encouraged to implement mechanisms to capture CO_2 emissions. In addition to the reduction of existing GHG emissions, the capture and storage of CO_2 emissions ("CCS") will be a requirement for all oil sands projects coming on-stream post 2012. The draft regulations are expected to impact both current Syncrude operations and its future expansion projects, however, the full impact of the regulations cannot be quantified until they are finalized.

Syncrude continues to explore and implement measures to reduce energy intensity in its operations, which reduces both CO_2 emissions and operating costs. Syncrude also is exploring the viability of developing a large scale CO_2 capture, transportation and storage network through participation in the Integrated CO_2 Network ("ICON").

Reclamation

In March 2008, the Alberta government certified a parcel of reclaimed land north of Fort McMurray. The 104 hectares, known as Gateway Hill, was submitted by Syncrude to the Alberta government in 2003 for certification. Alberta's Environmental Protection and Enhancement Act requires operators to conserve and reclaim specified land and obtain a reclamation certificate. These certificates are issued to operators when their site has been successfully reclaimed.

Syncrude is the first in the oil sands industry to receive certification for land that has been reclaimed. Syncrude has reclaimed more than 4,500 hectares, representing the largest share in the oil sands industry.

Tailings Management

Syncrude's reclamation efforts also include tailings systems management. Tailings systems are designed to separate water from sand and clay to enable incorporation of solids into reclamation landscapes and recycling of water back into the operations. Syncrude and most other oil sands producers use a method called consolidated tails technology; however, additional tailings management technologies may be required in order to meet the approved closure and reclamation plan. Syncrude is exploring methods to improve and supplement the effectiveness of its tailings systems.

On February 5, 2009, the Alberta Energy Resources Conservation Board ("ERCB") released Directive 074: Tailings Performance Criteria and Requirements for Oil Sands Mining Schemes. This directive provides new industry-wide criteria to supplement existing regulations by requiring operators to:

- Reduce fluid fine tailings by capturing a minimum amount of fines in Dedicated Disposal Areas ("DDA");
- Form and manage DDAs to ensure the formation of trafficable deposits that are ready for reclamation five years after active deposition has ceased; and
- Submit to the ERCB annual compliance reports for DDAs, annual tailing plans and pond status reports starting September 30, 2011. DDA plans must also be submitted two years prior to construction.

Syncrude is assessing the impact of this directive on its current and future operations.

Syncrude filed an amendment to its regulatory approval to modify the design of the existing Southwest Sand Storage ("SWSS") facility, permitting interim storage of increased volumes of mature fine tailings and to incorporate supplemental technologies to reduce tailings inventories. Changes to the design of the SWSS facility will be required to increase its fluid storage capacity. The change in design would not increase the footprint of the structure but rather elevate the fluid level within it. Pending regulatory approval, Syncrude intends to make use of this increase in capacity in 2009.

RISK MANAGEMENT

Canadian Oil Sands approaches the management of risk systematically through a process designed to identify, categorize and assess risks. Syncrude Canada, as operator of the joint venture, identifies and assesses the operational and environmental, health and safety ("EH&S") risks that may impact its operations. The Trust then augments Syncrude Canada's analysis with further consideration of risks specific to Canadian Oil Sands. Risks are categorized based on their probability of occurrence and their potential impact on Canadian Oil Sands' future Consolidated Statement of Cash Flows ("Cash Flows"), corporate reputation and EH&S performance. Syncrude and Canadian Oil Sands take a number of actions once the risks have been identified and categorized, including avoidance, mitigation, risk transfer and acceptance. The Board of Directors of Canadian Oil Sands Limited is presented annually with a summary of Management's assessment of the risks and strategies with respect to such risks. The Board of Directors reviews such assessment and recommendations and provides oversight of this risk management process.

There are a number of risks impacting Canadian Oil Sands that affect Cash Flows and therefore the distributions ultimately paid to Unitholders. Cash Flows are highly sensitive to a number of factors including: Syncrude production; sales volumes; oil and natural gas prices; price differentials; foreign currency exchange rates; operating, administrative, and financing expenses; non-production costs; Crown royalties; and regulatory and environmental risks. They are also impacted by sustaining and growth capital expenditures and Canadian Oil Sands' financing requirements thereof. Sensitivities to the most significant items affecting cash from operating activities are provided in the "2009 Outlook" section of this MD&A.

The following discusses the significant risks that impact Canadian Oil Sands' cash from operating activities, corporate reputation and EH&S performance. More information regarding Canadian Oil Sands' risks is available in its AIF dated March 13, 2009 which is available on our website at www.cos-trust.com or at www.sedar.com.

Commodity Price Risk

Crude Oil Price Risk

Our cash flows are impacted by changes in both the U.S. dollar denominated crude oil prices and U.S./Canadian FX rates. Over the last two years, daily WTI prices have experienced significant volatility, ranging from $145 U.S. per barrel in July 2008 to $34 U.S. per barrel in December 2008. Prior to 2007, Management had hedged oil prices and exchange rates to reduce revenue and cash flow volatility to the Trust during periods of significant capital spending and financing requirements.

Subsequent to 2006, Canadian Oil Sands' financing requirements declined along with net debt levels and expansion capital expenditures and Canadian Oil Sands chose to remain un-hedged and exposed to crude oil price fluctuations. Canadian Oil Sands did not have any crude oil price hedges in place for 2008 or 2007. Instead, a strong balance sheet has been used to mitigate the risk around crude oil price movements. As at February 26, 2009, and based on current expectations, the Trust remains un-hedged on its crude oil price exposure; however, it may hedge this exposure in the future depending on the business environment and its growth opportunities.

In the past few years, various oil sands projects have come on stream, are under development, or are being contemplated. This activity will affect the supply of synthetic crude oil in the market. While some oil sands projects have recently been postponed or cancelled, there is no guarantee that sufficient demand or pipeline capacity will exist to absorb the increased supply without eroding the selling price. This could result in a deterioration of the price differential that Canadian Oil Sands realizes compared with benchmark prices such as WTI. Based on the expected supply of, and demand for, light synthetic crude oil in 2009, we are estimating a price discount for our product of $4.00 per barrel relative to Canadian dollar WTI prices.

In response to this growing volume of synthetic crude oil, including Syncrude's own increasing volumes, we have expanded the markets for our product and introduced an improvement to product quality as part of our last expansion completed in 2006.

Natural Gas Price Risk

Purchased natural gas is a significant component of the bitumen production and upgrading processes. Increases in natural gas prices, therefore, introduce the risk of higher operating costs. Similar to crude oil prices, monthly average AECO natural gas prices have experienced significant movements over the last two years, ranging from a high of $11.15 per GJ during July 2008 to a low of $4.11 per GJ during August 2007. To the extent crude oil and natural gas prices move together, the risk of natural gas price increases is mitigated as the Trust is significantly more levered to oil price increases. The main risk involves a de-linking of crude oil and natural gas price movements. The Trust has previously used hedge positions to mitigate natural gas price risk and will continue to assess the strategy as a means to manage short-term operating costs. No natural gas hedges were utilized in 2008 or 2007 and as at February 26, 2009, there were no natural gas hedges in place.

While natural gas assets acquired in 2006 through the acquisition of Canada Southern Petroleum are not currently in production and there are no development plans at this time, the acquisition of these natural gas interests may provide Canadian Oil Sands with a partial long-term hedge against significant future natural gas price increases.

Operational Risk

Currently, our investment in Syncrude represents our only producing asset. The results of the Trust, therefore, depend exclusively on the Syncrude operations. The Syncrude Project is a 24-hour per day, 365-day per year operation which includes complex, inter-dependent facilities. The shutdown of any part of Syncrude's operation could significantly impact the production of SCO. Causes of production shortfalls and/or interruptions may include, but are not limited to: design errors, equipment failures, bitumen constraints, operator errors, weather related shutdowns or catastrophic events such as fire, earthquake, storms, explosions or dam failures. There is also the risk that the Syncrude plant will not achieve its design capacity on a sustained basis and/or will not be able to produce SCO with the expected quality specifications, which would impact the Trust's financial returns.

At times productivity of the mining operations may be reduced due to maintenance, weather conditions or unplanned outages such that internally produced bitumen may not be sufficient to supply enough feed for the upgrading facility to meet its production capacity. While Syncrude has the ability to import purchased bitumen, there are physical restrictions on the amount of bitumen that can be transported into Syncrude's facilities and there is a risk that sufficient quantities of bitumen may not be available or economic. Further, the cost of purchased bitumen may be higher than Syncrude's own production costs. Partially offsetting this risk is the opportunity at periods in time, such as during coker turnarounds, for the mining operations to produce more bitumen than is required by the upgrading facility, which results in Syncrude building bitumen inventory for later use. Syncrude's bitumen inventory capabilities, however, are limited.

Extreme cold weather can affect both ongoing operations and capital projects by reducing worker productivity, producing mechanical failure, and potentially increasing natural gas consumption. Major incidents or unscheduled outages during winter months may curtail production and result in significant increases to operating costs.

The Syncrude Project benefits from its operational risk management programs as well as support from Imperial Oil Resources/ExxonMobil through the MSA. These organizations apply robust engineering and design standards and utilize maintenance and inspection procedures to mitigate operational risk. Sustained, safe and reliable operations are critical to achieving targets for production and operating costs.

In addition, we are exposed to the risks associated with major construction projects. These risks include the possibility that projects will not be completed on time and/or will not achieve their design objectives. Complications could arise when new systems are integrated with existing systems and facilities.

Canadian Oil Sands reduces exposure to some operational risks by maintaining appropriate levels of insurance, primarily business interruption ("BI") and property insurance. We have purchased total coverage of U.S. $1.0 billion of BI and property insurance in case Syncrude experiences an event causing a loss or interruption of production, such as a fire or explosion at the operating facilities. The BI insurance is subject to a 60-day self-retention period and the property insurance contains a $50 million deductible at the Syncrude level. While such insurance assists in mitigating some operational upsets, insurance is unlikely to fully protect against catastrophic events or prolonged shutdowns.

We also face risks associated with competition amongst other oil sands producers for limited resources, in particular skilled labour, in the Fort McMurray area where Syncrude and other oil sands producers operate. The demand for these resources contributes to cost inflation for products and services to operate and expand Syncrude's facilities. In addition to paying its employees and contract staff competitive industry compensation, Syncrude Canada has a very strong record for safety performance and is an innovative and socially responsible company committed to the environment and dedicated to its employees, Aboriginal peoples, and the communities of northern Alberta. We believe these qualities assist in retaining skilled labour. Additionally, Syncrude Canada implemented an employee retention program in 2006 that will result in cash payments in early 2009, which may provide savings associated with an experienced workforce. This program was renewed in 2009. To deal with the increased demands on local infrastructure, such as housing, Syncrude cooperates, where they are able to, with other industry participants to share resources, such as camps.

There may also be increased activity in global industries such as the mining sector, which is competing for constrained supplies and labour. While we do not expect any specific shortage to impact our current 2009 production outlook, the ability to achieve higher levels of production may be limited by unexpected supply or labour constraints.

Capital Expenditure Risk

Inherent in the mining of oil sands and production of synthetic crude oil is a need to make substantial capital expenditures. As discussed above, inflationary pressures in the mining industry in general and the Fort McMurray area specifically, are resulting in higher costs. This cost pressure impacts capital expenditures associated with expansion projects and sustaining capital expenditures. Further, there is a risk that maintenance at Syncrude will be required more often than currently planned or that significant capital projects could arise that were not previously anticipated.

In addition to potential capital cost increases, we are exposed to financing risks associated with funding our share of Syncrude's capital program. We have historically minimized this risk by accessing diverse funding sources, including credit facilities and cash from operating activities. In addition, we believe that the Trust has the ability to access public debt and equity markets given our asset base and current credit ratings. For further discussion, see the "Liquidity Risk" disclosure within the "Financial Market Risk" section of this MD&A.

There is also risk associated with estimating costs for major projects. Canadian Oil Sands often discloses estimates for Syncrude's major projects, which encompass the conceptual stage through to final scope design, including detailed engineering cost estimates. These projects, however, typically evolve over time and updates for timing and cost estimates are often provided during project construction. At each stage of these major projects, cost estimates involve uncertainties. Accordingly, actual costs can vary from the estimates.

Financial Market Risk

Canadian Oil Sands is subject to financial market risk as a result of fluctuations in foreign currency exchange rates, interest rates, liquidity and credit.

Foreign Currency Risk

Canadian Oil Sands' results are affected by fluctuations in the U.S./Cdn currency exchange rates as we generate revenue from oil sales based on a U.S. dollar WTI benchmark price, while operating costs and capital costs are denominated primarily in Canadian dollars. Over the last two years, the U.S. to Canadian dollar exchange rate has experienced significant volatility, ranging from a low of $0.77 U.S./Cdn in December 2008 to a high of $1.09 U.S./Cdn in November 2007. Our revenue exposure is partially offset by U.S. dollar obligations, such as interest costs on U.S. dollar denominated debt and our share of Syncrude's U.S. dollar vendor payments. In addition, when our U.S. senior notes mature, we have exposure to U.S. dollar exchange rates on the principal repayment of the notes. This repayment of U.S. dollar debt acts as a partial economic hedge against the U.S. dollar denominated revenue payments we receive from our customers.

In the past, the Trust has hedged foreign currency exchange rates by entering into fixed rate currency contracts. The Trust did not have any foreign currency hedges in place at December 31, 2008, and as at February 26, 2009, we do not intend to enter into any new currency hedge positions. The Trust may, however, hedge foreign currency exchange rates in the future, depending on the business environment and growth opportunities.

As at December 31, 2008, portions of Canadian Oil Sands' cash and cash equivalents, accounts receivable, accounts payable and long-term debt were denominated in U.S. dollars. Based on these U.S. dollar financial instrument closing balances, 2008 net income and other comprehensive income would have increased/decreased by approximately $8 million for every $0.01 decrease/increase in the value of the U.S./Canadian exchange rate.

Interest Rate Risk

Canadian Oil Sands' results, particularly our net interest expense, are impacted by U.S. and Canadian interest rate changes because our credit facilities and investments are exposed to floating interest rates. As at December 31, 2008, no amounts were drawn on the credit facilities. The Trust did not have a significant exposure to interest rate risk in 2008 based on the amount of floating rate debt or investments outstanding during the year.

Liquidity Risk

Liquidity risk is the risk that Canadian Oil Sands will not be able to meet its financial obligations as they fall due. Canadian Oil Sands actively manages its liquidity through daily and longer term cash, debt and equity management strategies. Such strategies encompass, among other factors: having adequate sources of financing available through its bank credit facilities, estimating future cash generated from operations based on reasonable production and pricing assumptions, analysis of economic hedging opportunities, and compliance with debt covenants.

Information regarding the amount of available credit facilities and contractual maturities of Canadian Oil Sands' long-term debt can be found in Notes 10 and 11, respectively, to the Consolidated Financial Statements. Canadian Oil Sands was in compliance with its debt covenants as at December 31, 2008.

In addition, we are exposed to liquidity risk to the extent we have financing requirements related to significant capital or operating commitments. Over the long-term, Canadian Oil Sands manages these risks by spreading out the maturities of its various debt tranches and maintaining a prudent capital structure.

During the last half of 2008, global credit markets tightened with a decline in liquidity and higher borrowing costs. While Canadian Oil Sands continues to generate cash from operating activities and has $840 million of credit facilities to support liquidity, access to capital markets has become constrained and more expensive. During 2009, two tranches of Canadian Oil Sands' debt totalling approximately $500 million will mature. The Trust is considering the risk that financial markets do not improve during 2009 and has identified potential mitigating strategies. These may include accessing the capital markets prior to these maturities and/or further distribution cuts, depending on the circumstances and market conditions.

The timing of cash outflows relating to financial liabilities are outlined below:

		Cash outflow by period			
($ millions)	Total	< 1 year	1 – 3 years	4 – 5 years	After 5 years
Accounts payable and accrued liabilities	$ 284	$ 284	$ –	$ –	$ –
Long-term debt [1]	1,861	575	165	447	674

[1] *Actual payments differ from the carrying value, which is stated at amortized cost. While there is approximately $500 million of debt maturing in 2009, Canadian Oil Sands' intention is to refinance such debt. Amount includes interest.*

Credit Risk

Canadian Oil Sands is exposed to credit risk primarily through its trade accounts receivable balances with customers, with financial counterparties with whom the Trust has invested its cash and purchased term deposits from and with its insurance providers in the event of an outstanding claim. The maximum exposure to any one customer or financial counterparty is controlled through a credit policy that limits exposure based on credit ratings. The policy also specifically limits the exposure to customers with a credit rating below investment grade to a maximum of 25 percent of Canadian Oil Sands' consolidated accounts receivable. This credit risk concentration is monitored on a regular basis. Risk is further mitigated as accounts receivable with customers typically are settled in the month following the sale, and investments with financial counterparties are typically short-term in nature and are placed with institutions that have a credit rating of "A" or better. Despite these controls, risk of a credit related loss has increased in the current economic environment.

The Trust's maximum credit exposure related to customer receivables was $167 million at December 31, 2008 (2007 – $377 million). At December 31, 2008, over 90 percent of our accounts receivable balance was due from investment grade energy producers and refinery-based customers, and over 90 percent of our cash and cash equivalents, were invested in term deposits from a range of high-quality senior Canadian banks, totalled $260 million (2007 – $301 million). The Trust did not have any material derivative contracts in place as at December 31, 2008. At present, there are no financial assets that are past their maturity or impaired due to credit risk-related defaults.

Syncrude Joint Venture Ownership

Syncrude is a joint venture that is currently owned by seven participants with varying interests. Major capital decisions for new projects require unanimous support of the Syncrude owners, while other matters require only the approval of a majority of the working interests and three Syncrude owners. Historically, Canadian Oil Sands and the Syncrude owners have sought consensus on all significant matters. There can be no assurance, however, that unanimous agreement will be reached on major capital programs or that future expansions will be executed as currently planned. Additionally, while the obligations of the Syncrude joint venture owners are stated to be joint and not several under the terms of the joint venture agreement, a number of the environmental regulatory requirements impose joint and several liability on all land owners and, as such, the Syncrude joint venture owners. Mitigating this is the credit strength of the other joint venture owners, as well as the ability of the joint venture owners to take the production of any defaulting joint venture owner to satisfy any such obligations.

Pipeline Transportation and Delivery Infrastructure

All of our Syncrude production is currently transported through the Alberta Oil Sands Pipeline Limited ("AOSPL") system, which delivers crude oil to Edmonton, Alberta. Disruptions in service on this system could adversely affect our crude oil sales and cash from operating activities. The AOSPL system feeds into various other crude oil pipelines which deliver our SCO to refinery customers throughout Canada and the U.S. Interruptions in the availability of these pipeline systems may limit the ability to deliver production volumes and could adversely impact sales volumes or the prices received for our product. These interruptions may be caused by the inability of the pipeline to operate or by capacity constraints if the supply of feedstock into the system exceeds the infrastructure capacity. While we believe long-term take-away capacity will exceed crude oil supply out of Alberta, there can be no certainty that investments will be made to provide this capacity. There is also no certainty that short-term operational constraints on the pipeline system, arising from pipeline interruptions and/or increased supply of crude oil, will not occur as capacity is believed to be tight. In addition, planned or unplanned shutdowns of our refinery customers may limit our ability to deliver our SCO with negative implications on revenues and cash from operating activities.

We manage exposure to these risks by allocating deliveries to multiple customers via multiple pipelines, however, pipeline choices are limited. We also maintain knowledge of the infrastructure operational issues and expansion proposals through industry organizations in order to assess and respond to delivery risks. In addition, Canadian Oil Sands has obtained access to crude oil storage as a means of dealing with short-term restrictions on pipeline capacity.

Environmental Risk

We are exposed to the risk of a negative impact of Syncrude's operations on the environment. Syncrude's commitment to operational, environmental and social excellence targets global best practices and is aligned with the mitigation of environmental impacts. The Syncrude facility incorporates technologies to reduce emissions, improve energy efficiency and upgrade the entire production stream to help refiners meet higher specifications for environmental and product quality.

The Syncrude operations involve use of water and the emission of greenhouse gases so legislation that significantly restricts or penalizes current production levels would have a material impact on our operations. The costs of meeting such environmental thresholds would increase operating costs and/or capital costs, and as such, may impact the profitability of the operations.

Syncrude expects its efforts to reduce its energy consumption will contribute to lower CO_2 emissions per barrel of SCO production. Total CO_2 emissions may, however, increase as production rises and the risk exists that these mitigation efforts will not meet societal expectations or new environmental regulations.

Syncrude expects to reduce total sulphur dioxide ("SO_2") emissions by up to 60 percent from today's approved Alberta Environmental regulatory levels of 245 tonnes per day. Syncrude also expects to reduce other emissions such as particulate matter and metals through investments in sulphur reduction technology. As part of the Stage 3 expansion, Syncrude equipped its third fluid coker with a flue gas desulphurizer that captures SO_2. Syncrude has an agreement in place to provide the sulphur from the desulphurization unit to a third party for use in the manufacture of ammonium sulphate fertilizer.

Syncrude also has initiated the SER project, which is expected to significantly reduce total SO_2 and other emissions, such as particulate matter and metals. It will involve retrofitting sulphur reduction technology into the operation of Syncrude's original two Base Plant cokers. Procurement and construction expenditures are scheduled for the next three years. The resulting SO_2 emissions also are expected to be below new maximum emission levels that will take effect following the completion of the SER project.

Syncrude produces and stores significant amounts of sulphur in inventory blocks at its plant site as there has historically been a limited market for the sulphur. There can be no assurance that future environmental regulations pertaining to the use, storage, handling and/or sale of sulphur will not adversely impact the unit costs of production of our SCO. Syncrude is exploring the ability to store sulphur blocks underground. Initial information indicates that this may be a viable and environmentally-friendly solution for dealing with the excess sulphur. Syncrude continues to research alternatives for addressing this issue, which also affects other sulphur producers in the petroleum industry.

In 2005, the Trust entered an agreement with a major sulphur marketer to sell our share of Syncrude's sulphur production. The agreement provided for the sale of sulphur once certain port infrastructure was constructed, if the price exceeded an established minimum plant gate price. The construction of port infrastructure has been delayed pending approvals and project support. Sales under this contract may begin in 2011 if the buyer proceeds with the construction of the port infrastructure later this year. In the meantime, interim sales of sulphur may occur from time to time based on demand and pricing.

Syncrude owners are liable for their share of ongoing environmental obligations for the ultimate reclamation of the Syncrude Project. We are currently funding our share of Syncrude's ongoing environmental obligations through cash from operating activities. Each of the Syncrude owners has directly posted letters of credit with the Province of Alberta to secure the ultimate mining reclamation obligations, of which Canadian Oil Sands' share was approximately $67 million as at December 31, 2008. In addition to the letters of credit, Canadian Oil Sands maintains a reclamation trust fund to help meet this future reclamation liability.

In 2008, we contributed approximately $6 million, including earned interest, versus approximately $7 million in 2007 to our reclamation trust account, resulting in a December 31, 2008 ending balance of approximately $43 million. The funding requirement of the reclamation trust is more fully described in Note 12 to the audited Consolidated Financial Statements.

Legal and regulatory regimes regarding emissions and environmental protection in the U.S. may also impact the Trust. Environmental legislation in importing jurisdictions in the U.S. may directly affect costs associated with sales of Syncrude production in those jurisdictions. For example, legislation regulating carbon fuel standards in California and other states could result in increased costs to the Trust if purchases of emission permits or credits are required in order to conduct sales in those jurisdictions. The legal and regulatory regimes applicable to American refineries may also have significant, indirect consequences on Canadian Oil Sands' marketing of Syncrude products to the extent that the capacity of refining companies to handle Syncrude products is negatively impacted.

There are also various consultation processes underway by the Province of Alberta with regard to water usage in the oil and gas industry and the oil sands sector, in particular. Again, as no conclusions or recommendations have been issued by such regulatory review body, we cannot assess the impact of any such proposals on our operations.

Foreign Ownership

Under current legislation, mutual fund trusts must be established "primarily for the benefit of Canadians". Historically, the federal government has taken this to mean that not more than 50 percent of Unitholders can be non-Canadian residents. While some royalty trusts rely upon specific tax language which provides a "technical exception" to this provision, the basis upon which Canadian Oil Sands Trust was established in 1995 does not fit within such technical language. The Trust Indenture, under which the Trust was created, provides that no more than 49 percent of the Units of the Trust can be held by non-Canadian residents. Depending upon the nature of the Trust's operations at the time, the potential impact of exceeding this threshold may be the loss of mutual fund trust status to the Trust, which may significantly adversely impact the valuation of the Units. As such, the Trust continues to monitor, to the extent possible given the practical limitations regarding beneficial ownership information, the level of non-Canadian resident Unitholders. To the best of our knowledge, the Trust has always had less than 50 percent non-Canadian resident Unitholders.

The Trust uses declarations from Unitholders and, occasionally, geographical searches to estimate the level of Canadian and non-Canadian resident Unitholders of the Trust at certain periods throughout the year. While the Trust believes that these results are reasonable estimations at the time that they are provided, the inability of all public issuers to obtain the residency information of its beneficial holders means that issuers are reliant upon the information provided to the transfer agent. As a result, the residency information is subject to the accuracy provided by third-party data and by information system limitations. Accordingly, the reported level of Canadian ownership is subject to these limitations and the level of Canadian ownership may change at any time without notice and without our knowledge.

Based on account data at February 9, 2009, Canadian Oil Sands estimates that approximately 30 percent of our Units are held by non-Canadian residents with the remaining 70 percent being held by Canadian residents.

As part of Canadian Oil Sands' assessment of the proposed changes to the taxation of income trusts announced by the federal government on October 31, 2006, the Board of Directors may reconsider the foreign ownership restrictions in light of the proposed taxation changes. Accordingly, further clarity on this issue is required from the federal government before Canadian Oil Sands can determine the best course of action for its Unitholders should this ownership limitation arise.

Changes to Tax Legislation

Tax changes enacted by the federal or provincial government can have a material impact on Unitholder distributions. Of specific note is the new federal tax on certain distributions from existing income and royalty trusts effective in 2011. This new tax will ultimately have a material adverse impact on the cash from operating activities and, accordingly, distributions to Unitholders after the transition period in 2011. In response to these changes, and based on current expectations, Canadian Oil Sands will most likely convert to a corporation. We will also consider other options that may emerge. Implications of pending changes are difficult to evaluate in the absence of final legislation and no assurance can be provided regarding the outcome of the transition.

CONSOLIDATED RESULTS COMPARED TO PRIOR YEAR'S OUTLOOK

In its 2007 annual MD&A, the Trust provided guidance with regard to its expected cash from operating activities and capital expenditures (the "original estimate" or "original Outlook"). During 2008 the Trust revised this guidance in quarterly reports and information releases to reflect actual operating results and new material information as it became available (the "revised estimate" or "revised Outlook").

		2008 Outlook	
	2008 Actual	Original [1]	Revised [2]
Outlook assumptions:			
Syncrude production *(mmbbls)*	**106**	115	106
Canadian Oil Sands' sales *(mmbbls)*	**39**	42	39
West Texas Intermediate *(average U.S.$ per barrel)*	**$ 99.75**	$ 80.00	$ 102.00
Premium (Discount) price differential *(Cdn$/bbl)* [3]	**$ 1.94**	$ (2.50)	$ 2.75
Average foreign exchange rates *(U.S.$/Cdn$)*	**$ 0.94**	$ 1.00	$ 0.94
Cash from operating activities *(millions)*	**$ 2,241**	$ 1,588	$ 2,204
Revenues after crude oil purchases and transportation expense	**$ 4,169**	$ 3,274	$ 4,336

[1] *As provided in the Trust's 2007 annual report.*
[2] *Final outlook providing during 2008.*
[3] *Based on a volume weighted-average calculation.*

Syncrude production in 2008 of 106 million barrels was lower than Canadian Oil Sands' original estimate of 115 million barrels. The Trust had revised its estimate of annual Syncrude production to 106 million barrels during 2008 to reflect operational difficulties encountered during the first quarter.

Actual cash from operating activities exceeded the original Outlook by $653 million, primarily reflecting higher realized selling prices net of higher operating costs and Crown royalties than originally estimated. The significant increase in our actual selling price resulted in revenues that were $895 million higher than our original estimate. However, selling prices fell by the end of December resulting in a decrease in non-cash working capital which increased cash from operating activities by $202 million.

We revised our estimate of WTI prices in October 2008 to $102 U.S. per barrel and the price differential to a $2.75 per barrel premium to reflect the strength in prices during the first nine months of the year, however, WTI prices declined significantly in the last quarter of 2008. Revenues after crude oil purchases and transportation expense were $4.2 billion, approximately $0.1 billion less than our revised estimate. Forecasted cash from operating activities was not significantly impacted as a significant decrease in non-cash working capital, as well as a reduction in Crown royalties in comparison with our revised estimate, more than offset the lower revenues.

Actual capital expenditures in 2008 were $281 million compared to our original Outlook of $279 million.

2009 OUTLOOK

(millions of Canadian dollars, except volume and per barrel amounts)	
Syncrude production *(mmbbls)*	115
Canadian Oil Sands sales *(mmbbls)*	42.3
Revenues, net of crude oil purchases and transportation	$ 2,392
Operating costs	$ 1,300
Operating costs per barrel	$ 30.76
Crown royalties	$ 65
Capital expenditures	$ 440
Cash from operating activities	$ 747
Business environment assumptions	
West Texas Intermediate *(U.S.$/bbl)*	$ 50.00
Premium (Discount) to average C$-WTI prices *(Cdn$/bbl)*	$ (4.00)
Foreign exchange rate *(U.S.$/Cdn$)*	$ 0.83
AECO natural gas *(Cdn$/GJ)*	$ 6.00

Syncrude's 2009 annual production is estimated to total 115 million barrels with a range of 110 to 120 million barrels (net to the Trust, equivalent to 42 million barrels with a range of 40 to 44 million barrels). This estimate includes a turnaround of Coker 8-3 in the second quarter of 2009, a turnaround of the LC-Finer in the third quarter of 2009, a turnaround of the vacuum distillation unit with the timing not yet determined, and an allowance for some unplanned outages. The production range reflects our current best estimate of the upside and downside in volumes Syncrude could experience, depending on operational reliability, in 2009.

The production estimate also incorporates reliability issues in the mining and extraction processes that continue to limit progress towards design capacity. Syncrude is focusing resources to address this challenge, including the use of additional contractor services to accelerate overburden removal and expose more oil sands ore to optimize blending and increase feed volumes to our extraction plants.

Purchases of bitumen by Syncrude are not anticipated to be required during 2009 to achieve the budgeted production levels; however, Syncrude continues to monitor bitumen prices and upgrading capacity and purchases bitumen from time to time to optimize its operations. These purchases are not anticipated to have a material impact on Syncrude's production and Canadian Oil Sands' financial results in 2009.

2009 Cost Estimates

	Cdn$ Per Bbl	U.S.$ Per Bbl[1]
Syncrude Costs		
Operating expenses	$ 30.76	$ 25.38
Non-production costs	3.37	2.78
	34.13	28.16
Capital expenditures	10.41	8.59
Total Syncrude costs	$ 44.54	$ 36.75
Canadian Oil Sands Costs		
Interest	$ 1.73	$ 1.43
Administration, Insurance, and Other	0.78	0.64
Total Canadian Oil Sands costs	2.51	2.07
Total Syncrude and Canadian Oil Sands costs	$ 47.05	$ 38.82
Crown royalties	$ 1.55	$ 1.28

[1] *Amounts have been converted to U.S.$ at the 2009 Outlook foreign exchange rate of $0.825 U.S./Cdn for convenience of the reader.*

We expect the Trust's revenues after crude oil purchases and transportation expense in 2009 to total $2.4 billion. Annual operating expenses in 2009 are estimated at $31 per barrel, consisting of $25 per barrel of production costs and $6 per barrel of purchased energy. Purchased energy costs assume a $6 per GJ natural gas price. When combined with Syncrude non-production costs and capital expenditures, total Syncrude costs per our 2009 Outlook are estimated at $44 per barrel. Canadian Oil Sands expects to incur an additional $3 per barrel of costs to cover interest expense, administration, and insurance, resulting in 2009 Outlook total costs of $47 per barrel for Syncrude and Canadian Oil Sands. Crown royalties are estimated at an additional $1.55 per barrel.

We have assumed a $50 U.S. per barrel WTI crude oil price, an $0.825 U.S./Cdn foreign exchange rate, and a $4.00 per barrel SCO discount to C$-WTI, resulting in revenues of $57 Cdn per barrel.

Based on the above assumptions, our estimate of 2009 cash from operating activities is $747 million, or $1.55 per Unit. After considering estimated 2009 capital expenditures of $440 million, we are projecting $307 million, or $0.64 per Unit, of remaining cash from operating activities that will be available to repay debt or pay distributions.

While Syncrude's operating costs and capital expenditures are relatively fixed in nature, Syncrude will continue to pursue opportunities to reduce or defer the timing of costs. We believe we have positioned the Trust prudently in light of the current business environment to maintain the momentum of our long-term growth strategy.

Distributions paid in 2009 are expected to be 100 percent taxable as other income. The actual taxability of the distributions will be determined and reported to Unitholders prior to the end of the first quarter of 2010.

Changes in certain factors and market conditions could potentially impact Canadian Oil Sands' Outlook. The following table provides a sensitivity analysis of the key factors affecting the Trust's cash from operating activities. In addition to the factors described in the table, the supply/demand equation and pipeline access for synthetic crude oil in the North American markets could also impact the price differential for SCO relative to crude benchmarks, but these factors are difficult to predict.

2009 Outlook Sensitivity Analysis

Variable[1]	Annual Sensitivity	Cash from Operating Activities Increase $ millions	Cash from Operating Activities Increase $/Trust Unit
Syncrude operating costs decrease	Cdn$1.00/bbl	35	0.07
Syncrude operating costs decrease	Cdn$50 million	15	0.03
WTI crude oil price increase	U.S.$1.00/bbl	41	0.08
Syncrude production increase	2 million bbls	33	0.07
Canadian dollar weakening	U.S.$0.01/Cdn$	24	0.05
AECO natural gas price decrease	Cdn$0.50/GJ	16	0.03

[1] *An opposite change in each of these variables will result in the opposite cash from operating activities impacts. Canadian Oil Sands may become subject to minimum Crown royalties at a rate of one percent of gross bitumen revenue. The sensitivities presented herein assume royalties are paid at 25 percent of net bitumen revenue.*

CONTROLS ENVIRONMENT

Management is responsible for establishing and maintaining adequate internal control over financial reporting. We have established disclosure controls and procedures, internal control over financial reporting, and organization-wide policies to provide reasonable assurance that Canadian Oil Sands' consolidated financial position, results of operations and cash flows are presented fairly. Our disclosure controls and procedures are designed to provide reasonable assurance of the timely disclosure and communication of all material information.

We periodically review and update our internal control systems to reflect changes in our business environment. We did not materially change any of our internal controls during 2008.

All internal control systems, no matter how well designed, have inherent limitations. These systems, therefore, provide reasonable but not absolute assurance that financial information is accurate and complete.

Canadian Oil Sands, under the supervision and participation of Management, including the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures and the design of our internal control over financial reporting pursuant to Multilateral Instrument 52-109 "Certification of Disclosure in Issuers' Annual and Interim Filings" as of December 31, 2008. In addition, Management has evaluated the effectiveness of internal control over financial reporting as of December 31, 2008 using criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on these evaluations, Canadian Oil Sands' Management concluded that:

- Our disclosure controls and procedures were effective as of December 31, 2008 to provide reasonable assurance that material information is recorded, processed, summarized and reported within the time periods specified by the applicable Canadian securities regulators. Furthermore, our disclosure controls and procedures are designed to provide reasonable assurance that material information required to be disclosed under applicable Canadian securities regulation is communicated to our Management, including our President and Chief Executive Officer and our Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure; and
- Our internal control over financial reporting as of December 31, 2008 was designed and operated effectively to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Trust's financial statements for external purposes in accordance with GAAP.

PricewaterhouseCoopers LLP, our auditors, have expressed an unqualified opinion on the effectiveness of Canadian Oil Sands' internal control over financial reporting as of December 31, 2008, as stated in their report which appears herein.

Management's Report

FINANCIAL INFORMATION

Management is responsible for the information contained in this annual report. The Consolidated Financial Statements have been prepared in accordance with Canadian generally accepted accounting principles, and include amounts based on Management's informed judgments and estimates. Where alternative accounting methods exist, Management has chosen those that it deems to be the most appropriate based on Canadian Oil Sands' operations. The financial and operating information included in this annual report is consistent with that contained in the Consolidated Financial Statements in all material respects.

To assist Management in fulfilling its responsibilities, systems of accounting, internal controls and disclosure controls are maintained to provide reasonable, but not absolute, assurance that financial information is reliable and accurate and that assets are adequately safeguarded. In addition, Canadian Oil Sands has in place a Code of Business Conduct that applies to all of its employees and directors.

PricewaterhouseCoopers LLP, Chartered Accountants, appointed annually by the Unitholders to serve as Canadian Oil Sands' external auditors, were engaged to conduct an examination of the Consolidated Financial Statements in accordance with Canadian generally accepted auditing standards and in accordance with the standards of the Public Company Accounting Oversight Board (United States), and have expressed their opinion on these statements. Canadian Oil Sands also engages independent reserve evaluators to conduct independent evaluations of its crude oil reserves and resources. The external auditors and reserve evaluators have unrestricted access to the Management of Canadian Oil Sands, the Audit Committee, the Reserves, Marketing Operations, and Environmental, Health and Safety Committee and the Board of Directors.

The Board of Directors has appointed a five-person Audit Committee, consisting of directors who are neither employees nor officers of Canadian Oil Sands and all of whom are independent. It meets regularly with Management and external auditors to discuss controls over the financial reporting process, auditing and other financial reporting matters. In addition, the Audit Committee recommends the appointment of Canadian Oil Sands' external auditors.

The Audit Committee meets at least quarterly with Management and the external auditors to review and approve interim financial statements prior to their release and recommends the audited annual financial statements to the Board of Directors for their approval. Annually, the Board of Directors reviews and approves Canadian Oil Sands' annual financial statements, Management's Discussion and Analysis, AIF, Management Information Circular, and annual reserves estimates. The Board of Directors has approved the annual audited Consolidated Financial Statements and the Management's Discussion and Analysis based on the recommendations of the Audit Committee.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting.

Management has assessed the effectiveness of Canadian Oil Sands' internal control over financial reporting as of December 31, 2008 using criteria established in the *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, Management concluded that Canadian Oil Sands' internal control over financial reporting was effective as of December 31, 2008.

PricewaterhouseCoopers LLP, our auditors, has audited the effectiveness of Canadian Oil Sands' internal control over financial reporting as of December 31, 2008 as stated in their report which appears herein.

(signed) **"Marcel R. Coutu"**
President & Chief Executive Officer
February 26, 2009

(signed) **"Ryan M. Kubik"**
Chief Financial Officer
February 26, 2009

Independent Auditors' Report

To the Unitholders
of Canadian Oil Sands Trust

We have completed integrated audits of Canadian Oil Sands Trust's 2008 and 2007 consolidated financial statements and of its internal control over financial reporting at December 31, 2008. Our opinions, based on our audits, are presented below.

CONSOLIDATED FINANCIAL STATEMENTS

We have audited the accompanying consolidated balance sheets of Canadian Oil Sands Trust (the "Trust") as at December 31, 2008 and December 31, 2007, and the related consolidated Statements of Income and Comprehensive Income and Unitholders' Equity and Cash Flows for the years then ended. These financial statements are the responsibility of the Trust's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits of the Trust's financial statements as at December 31, 2008 and December 31, 2007 and for each of the years then ended in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. A financial statement audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Trust as at December 31, 2008 and December 31, 2007 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

INTERNAL CONTROL OVER FINANCIAL REPORTING

We have also audited the Trust's internal control over financial reporting as of December 31, 2008, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). The Trust's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report. Our responsibility is to express an opinion on the effectiveness of the Trust's internal control over financial reporting based on our audit.

We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

An entity's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. An entity's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the entity; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the entity are being made only in accordance with authorizations of management and directors of the entity; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the entity's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Trust maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008 based on criteria established in *Internal Control – Integrated Framework* issued by the COSO.

(signed) **"PricewaterhouseCoopers LLP"**
Chartered Accountants
Calgary, Alberta
February 26, 2009

Consolidated Statements of Income and Comprehensive Income

For the years ended December 31 ($ millions, except per Trust Unit amounts)	2008	2007
Revenues	$ 4,543	$ 3,633
Expenses		
Operating	1,368	1,034
Non-production	78	63
Crude oil purchases and transportation expense	374	383
Crown royalties *(Note 20)*	599	485
Administration	17	20
Insurance	6	8
Interest, net *(Note 16)*	68	85
Depreciation, depletion and accretion *(Note 7)*	444	351
Foreign exchange loss (gain)	159	(117)
	3,113	2,312
Earnings before taxes from continuing operations	1,430	1,321
Future income tax expense (recovery) *(Note 13)*	(93)	579
Net income from continuing operations	1,523	742
Income from discontinued operations	–	1
Net income	1,523	743
Other comprehensive loss, net of income taxes		
Reclassification of derivative gains to net income	(3)	(6)
Comprehensive income	$ 1,520	$ 737
Weighted-average Trust Units *(millions)*	481	479
Trust Units, end of year *(millions)*	482	479
Net income per Trust Unit[1]**:**		
Basic *(Note 14)*	$ 3.17	$ 1.55
Diluted *(Note 14)*	$ 3.16	$ 1.54

See Notes to Consolidated Financial Statements.

[1] *Discontinued operations did not have a material impact on basic or diluted net income per Trust Unit.*

Consolidated Statements of Unitholders' Equity

For the years ended December 31 ($ millions)	2008	2007
Retained earnings		
Balance, beginning of year, as previously reported	$ 1,643	$ 1,691
Net income	1,523	743
Unitholder distributions *(Note 17)*	(1,804)	(791)
Balance, end of year	1,362	1,643
Accumulated other comprehensive income		
Balance, beginning of year	24	30
Other comprehensive loss, net of income taxes	(3)	(6)
Balance, end of year	21	24
Unitholders' capital		
Balance, beginning of year	2,500	2,260
Issuance of Trust Units *(Note 14)*	24	240
Balance, end of year	2,524	2,500
Contributed surplus		
Balance, beginning of year	5	4
Exercise of employee stock options	(3)	–
Stock-based compensation *(Note 15)*	1	1
Balance, end of year	3	5
Total Unitholders' equity	$ 3,910	$ 4,172

See Notes to Consolidated Financial Statements.

Consolidated Balance Sheets

As at December 31 ($ millions)	2008	2007
Assets		
Current assets		
Cash and cash equivalents	$ 279	$ 268
Accounts receivable	184	379
Inventories *(Note 6)*	93	102
Prepaid expenses	5	6
	561	755
Property, plant and equipment, net *(Note 7)*	6,277	6,427
Other assets		
Goodwill	52	52
Reclamation trust *(Note 12)*	43	37
	$ 6,933	$ 7,271
Liabilities and Unitholders' Equity		
Current liabilities		
Accounts payable and accrued liabilities *(Note 8)*	$ 284	$ 289
Current portion of employee future benefits *(Note 9)*	17	16
	301	305
Employee future benefits and other liabilities *(Note 9)*	99	128
Long-term debt *(Note 11)*	1,258	1,218
Asset retirement obligation *(Note 12)*	235	226
Future income taxes *(Note 13)*	1,130	1,222
	3,023	3,099
Unitholders' equity *(Note 14)*	3,910	4,172
	$ 6,933	$ 7,271

Commitments, Contingencies, and Guarantees *(Notes 21, 22 and 23, respectively)*

See Notes to Consolidated Financial Statements.

Approved by the Board of Directors

(signed) **"Wesley R. Twiss"**
Director

(signed) **"C. E. (Chuck) Schultz"**
Director

Consolidated Statements of Cash Flows

For the years ended December 31 ($ millions)	2008	2007
Cash from (used in) operating activities		
Net income	$ 1,523	$ 743
Items not requiring an outlay of cash		
Depreciation, depletion and accretion	444	351
Unrealized foreign exchange loss (gain) on long-term debt	204	(153)
Future income tax expense (recovery)	(93)	578
Other	2	(3)
Net change in deferred items	(41)	26
Funds from operations	2,039	1,542
Change in non-cash working capital *(Note 24)*	202	(165)
Cash from operating activities	2,241	1,377
Cash from (used in) financing activities		
Repayment of medium term and Senior Notes *(Note 11)*	(150)	(272)
Net drawdown (repayment) of bank credit facilities *(Note 10)*	(16)	16
Unitholder distributions *(Note 17)*	(1,804)	(791)
Issuance of Trust Units *(Note 14)*	21	3
Cash used in financing activities	(1,949)	(1,044)
Cash from (used in) investing activities		
Capital expenditures	(281)	(183)
Acquisition of additional Syncrude working interest *(Note 5)*	–	(231)
Disposition of properties	–	4
Reclamation trust funding	(6)	(7)
Change in non-cash working capital *(Note 24)*	6	(1)
Cash used in investing activities	(281)	(418)
Increase (decrease) in cash and cash equivalents	11	(85)
Cash and cash equivalents, beginning of year	268	353
Cash and cash equivalents, end of year	$ 279	$ 268
Cash and cash equivalents consist of:		
Cash	$ 18	$ 4
Short-term investments	261	264
	$ 279	$ 268

Supplementary Information *(Note 24)*

See Notes to Consolidated Financial Statements.

Notes to Consolidated Financial Statements

(Tabular amounts expressed in millions of Canadian dollars, except where otherwise noted.)

Note 1. STRUCTURE OF CANADIAN OIL SANDS TRUST

Canadian Oil Sands Trust (the "Trust") is an open-ended investment trust formed under the laws of the Province of Alberta in October 1995 pursuant to a trust indenture ("Trust Indenture") that has since been amended and restated. Computershare Trust Company of Canada is appointed as Trustee under the Trust Indenture. The beneficiaries of the Trust are the holders ("Unitholders") of the Units ("Units") in the Trust.

Through its subsidiary, Canadian Oil Sands Limited ("COSL"), the Trust indirectly owns a 36.74 percent interest ("Working Interest") in the Syncrude Joint Venture ("Syncrude"). Syncrude is involved in the mining and upgrading of bitumen from oil sands in Northern Alberta and is operated by Syncrude Canada Ltd. ("Syncrude Canada").

Note 2. SUMMARY OF ACCOUNTING POLICIES

Consolidation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada ("GAAP") and include the accounts of the Trust and its subsidiaries (collectively, "Canadian Oil Sands"). The activities of Syncrude are conducted jointly with others and, accordingly, these financial statements reflect only Canadian Oil Sands' proportionate interest in such activities, which include the production, operating costs, non-production costs, Crown royalty expenses, property, plant and equipment capital expenditures, inventories, employee future benefits and other liabilities, asset retirement obligation, and associated amounts payable and receivable. Substantially all operations of Canadian Oil Sands are carried out through the joint venture.

Cash and Cash Equivalents

Investments with maturities of less than 90 days at purchase are considered to be cash equivalents and are recorded at cost, which approximates fair value.

Property, Plant and Equipment

Property, plant and equipment ("PP&E") includes oil sands assets and interests in natural gas licenses located in the Arctic Islands in Northern Canada (the "Arctic assets"). The oil sands assets are recorded at cost and include the costs of acquiring the Working Interest and costs that are directly related to the exploration, development and construction of oil sands projects. Included in the oil sands assets are asset retirement costs associated with Canadian Oil Sands' asset retirement obligations. Overburden removal, turnaround costs and repairs and maintenance are expensed in the period incurred.

Oil sands assets are depreciated and depleted using the unit-of-production method based on estimated proved plus probable reserves. For purposes of the depreciation and depletion provision, capital costs include future capital costs expected to be necessary in the mining, extraction and upgrading process to recover the estimated proved plus probable reserves.

An impairment test is applied to the oil sands assets to ensure that capitalized costs, less the cost of unproved properties, do not exceed management's estimate of future undiscounted revenues from proved and probable reserves, less transportation and operating expenses, Crown royalties, future development capital costs and general and administrative expenses. If it is determined that the net recoverable amount is less than the net carrying amount, a write-down to the fair value is taken and charged to earnings in the period. The Trust performs this test at least annually or more frequently if there is an indication that asset impairment has potentially occurred.

The Arctic assets are recorded at cost and include the costs of acquiring the varying interests in natural gas licenses located in the Arctic Islands in Northern Canada. The Arctic assets are not amortized as they are not yet developed. A test for impairment of the Arctic assets is performed at least annually or sooner if events or changes in circumstances indicate that their carrying amount may not be recoverable. If it is determined that the net recoverable amount is less than the net carrying amount, a write-down to the fair value is taken and charged to earnings in the period.

Goodwill

Goodwill is recorded at cost and represents the excess of the purchase price over the accounting fair value of the identifiable assets and liabilities acquired in a business combination. Goodwill is tested annually for impairment, or when events or changes in circumstances indicate that its carrying amount may not be recoverable. If it is determined that the net recoverable amount of the underlying assets that gave rise to the goodwill is less than the net carrying amount of such assets, a write-down to the fair value of goodwill is taken and charged to earnings in the period.

Inventories
Inventories are valued at the lower of average cost and their net realizable value.

Asset Retirement Obligation
The estimated fair value of the Trust's share of Syncrude's asset retirement obligations is recognized on the Trust's Consolidated Balance Sheet. Syncrude's reclamation obligations relate to the site restoration of each mine site. The discounted full amount of the liability is recorded upon initial land disturbance or when a reasonable estimate of the fair value of the reclamation expenditures can be determined. The fair value is determined by estimating the timing and amounts of the future reclamation expenditures, and discounting the expenditures using a credit-adjusted risk-free rate applicable to the Trust. The asset retirement cost is equal to the estimated fair value of the asset retirement obligation and is capitalized as part of the Trust's PP&E. The asset retirement obligation is accreted based on the Trust's credit-adjusted risk-free rate and the accretion expense is included in the Trust's depreciation, depletion and accretion ("DD&A") expense in the Consolidated Statements of Income and Comprehensive Income.

Actual reclamation payments are charged against the accumulated asset retirement obligation when incurred.

Revenue Recognition
Revenues from the sale of synthetic crude oil and other products are recorded when title passes from Canadian Oil Sands to a third party. Revenues are recorded inclusive of hedging gains and losses, if any, from foreign currency exchange rate and crude oil hedge contracts.

Employee Future Benefits
Canadian Oil Sands accrues its proportionate share of obligations as a joint venture owner in respect of Syncrude Canada's employee benefit plans and the related costs, net of plan assets. The cost of employee pension and other retirement benefits is actuarially determined using the projected benefit method based on length of service and reflects Syncrude's best estimate of the expected performance of the plan investment, salary escalation factors, retirement ages of employees and future health care costs. The expected return on plan assets is based on the fair value of those assets. Past service costs from plan amendments are amortized on a straight-line basis over the estimated average remaining service life of active employees ("EARSL") at the date of amendment. The excess of any net actuarial gain or loss exceeding 10 percent of the greater of the benefit obligation and fair value of the plan assets is amortized over the EARSL.

Future Income Taxes
Canadian Oil Sands follows the liability method of accounting for income taxes. Under this method, future income taxes are calculated as the difference between the accounting and income tax basis of an asset or liability, referred to as temporary differences, tax effected using substantively enacted or enacted income tax rates expected to be in effect when such temporary differences reverse. Future income tax balances recorded on the Consolidated Balance Sheet are adjusted to reflect changes in temporary differences and income tax rates, with the adjustments being recognized in net income in the period that the changes occur.

Non-Monetary Transactions
Canadian Oil Sands exchanges crude oil batches with third parties in the normal course of operations. These transactions lack commercial substance and are therefore recorded at carrying value without the recognition of a gain or loss.

Stock-Based Compensation
Canadian Oil Sands recognizes stock-based compensation expense in its Consolidated Statement of Income and Comprehensive Income for all Unit options ("options") granted with a corresponding increase to contributed surplus in Unitholders' Equity. Canadian Oil Sands determines compensation expense based on the estimated fair values of the options at the time of grant, the cost of which is recognized in net income over the vesting periods of the options.

Canadian Oil Sands also recognizes stock-based compensation expense related to its performance units ("PUPs"), which are awards granted to Canadian Oil Sands officers, other select employees and consultants and its affiliates under Canadian Oil Sands' performance Unit Incentive Plan (the "Incentive Plan"). Canadian Oil Sands determines compensation expense based on the estimated fair values of the PUPs, the cost of which is recognized in net income over the vesting periods of the PUPs. At the current time, there is no issuance of Units from treasury under this Incentive Plan and instead employees in such Incentive Plan receive cash, or cash to purchase Units in the secondary market.

As an owner in Syncrude, Canadian Oil Sands also records its share of costs for Syncrude Canada's stock-based compensation programs. Syncrude Canada's programs include Incentive Phantom Share Units Plan ("Phantom Units") and Incentive Restricted Share Units Plan ("Restricted Units"), both of which require settlement by cash payments. Compensation expense for the Phantom Units and Restricted Units is recognized over the shorter of the normal vesting period and the period to eligible retirement if vesting is accelerated on retirement. Canadian Oil Sands' share of the change in the fair values of the vested Phantom Units and Restricted Units, which are based on market-related values of various Syncrude owners' shares/units at period ends, is recognized in operating expense in the year the change occurs.

Foreign Currency Translation

Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at exchange rates in effect at the end of the period, with the resulting gain or loss recorded in the Consolidated Statements of Income and Comprehensive Income. Revenues and expenses are translated into Canadian dollars at average exchange rates. Translation gains and losses on U.S. dollar denominated long-term debt are recorded as unrealized until repayment of the debt obligations. All other translation gains and losses are classified as realized.

Net Income per Trust Unit

Canadian Oil Sands applies the treasury stock method to determine the dilutive impact, if any, of options assuming they were exercised in a reporting period. The treasury stock method assumes that all proceeds received by the Trust when options are exercised would be used to purchase Units at the average market price during the period.

Financial Instruments

All financial instruments are initially measured at fair value on the balance sheet. Subsequent measurement of financial instruments is based on their classification as follows:

Classification	*Measurement*
Held for trading	Fair value with changes recognized in net income
Held to maturity	Amortized cost using effective interest method
Loans and receivables	Amortized cost using effective interest method
Available for sale	Fair value with changes recognized in other comprehensive income
Other liabilities	Amortized cost using effective interest method

Transaction costs are added to the amount of the associated financial instrument and amortized accordingly using the effective interest rate method.

The fair values of the Trust's financial instruments, other than long-term debt, approximate their carrying values due to the short-term nature of those instruments. The fair value of long-term debt is determined based on market price indications. In fair valuing its derivatives, the Trust utilizes a valuation technique using available market prices.

Measurement Uncertainty

The preparation of the consolidated financial statements under GAAP requires management to make estimates and assumptions for many financial statement items based on its best estimates and judgments. Significant judgments and estimates relate to depreciation, depletion, impairment tests and asset retirement obligation costs as they are based on reserve engineering studies, environmental studies, new mine plans and price and cost estimates, which by their nature, are subjective and contain measurement uncertainty. The values of pension and other benefit plan accrued obligations and plan assets and the amount of pension cost charged to net income depend on certain actuarial and economic assumptions, which by their nature are subject to measurement uncertainty. The calculation of future income tax is based on assumptions, which are subject to uncertainty as to the timing and at which tax rates temporary differences are expected to reverse. Uncertainties related to various income tax positions exist because the timing of resolution and the impact on tax pool balances are not currently determinable. Accordingly, actual results may differ from estimated amounts as future events occur.

Reclassification

Certain information provided for prior years has been reclassified to conform to the presentation adopted in 2008.

Note 3. CHANGES IN ACCOUNTING POLICIES

In June 2007, the Canadian Institute of Chartered Accountants ("CICA") issued a new accounting standard – Section 3031 *Inventories*, which replaces the existing standard for inventories, Section 3030. The main features of the new section are as follows:

- Measurement of inventories at the lower of cost and net realizable value;
- Consistent use of either first-in, first-out or a weighted average cost formula to measure cost; and
- Reversal of previous write-downs to the lower of cost and the revised net realizable value when there is a subsequent increase to the value of inventories.

The new inventory standard was effective for the Trust beginning January 1, 2008. Application of the new standard did not have a significant impact on the financial statements.

Note 4. NEW ACCOUNTING PRONOUNCEMENTS

Goodwill

In February 2008, the CICA issued a new accounting standard – Section 3064 *Goodwill and Intangible Assets*, which replaces Section 3062 *Goodwill and Other Intangible Assets*, and Section 3450 *Research and Development Costs*. The new Section establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets. The Section is effective for the Trust beginning January 1, 2009. Application of the new Section is not expected to have a material impact on the Trust's financial statements.

International Financial Reporting Standards

On February 13, 2008, the CICA Accounting Standards Board confirmed that the adoption of International Financial Reporting Standards ("IFRS") would be effective for interim and annual periods beginning on or after January 1, 2011 for Canadian publicly accountable enterprises. IFRS will effectively replace Canadian GAAP for these enterprises. Comparative IFRS information for the previous fiscal year will also be required.

Canadian Oil Sands has developed a plan to convert its consolidated financial statements to IFRS beginning January 1, 2011. To date, Management has identified potential differences between GAAP and IFRS related to the accounting for portions of the Syncrude joint venture and effects of transitional provision of IFRS for first time adopters. Management is reviewing the impact that these differences will have on accounting policies, information technology and data systems, internal control over financial reporting, disclosure controls and procedures, financial reporting, and business activities.

Note 5. ACQUISITION OF ADDITIONAL SYNCRUDE WORKING INTEREST

On January 2, 2007, a subsidiary of the Trust closed an acquisition with Talisman Energy Inc. ("Talisman") to purchase an additional 1.25 percent indirect working interest in Syncrude for $476 million. The transaction price was comprised of $238 million in cash and 8,189,655 Units issued from treasury with an approximate value at the time of entering the acquisition agreement of $29 per Unit.

The acquisition has been accounted for as a purchase of assets. The Trust has allocated the purchase price based on fair values to the assets and liabilities as follows:

Net assets and liabilities assumed		
Property, plant and equipment	$	668
Cash		8
Working capital		1
Employee future benefits and other liabilities		(8)
Asset retirement obligation		(6)
Future income taxes		(187)
	$	476
Consideration		
Cash	$	238
Issuance of Trust Units		237
Acquisition costs		1
	$	476

The working interest was acquired through the acquisition of Talisman's interest in a partnership between Talisman and a subsidiary of the Trust. Immediately following the acquisition of Talisman's partnership interest, the partnership was dissolved. The dissolution resulted in an adjustment that increased Canadian Oil Sands' future income tax liability by $140 million as well as increased its property, plant and equipment on the Consolidated Balance Sheet.

Note 6. INVENTORIES

As at December 31	2008	2007
Materials and supplies	**$ 72**	$ 69
Product and linefill	**21**	33
	$ 93	$ 102

Note 7. PROPERTY, PLANT AND EQUIPMENT, NET

As at December 31, 2008	Cost	Accumulated Depreciation and Depletion	Net Book Value
Oil sands assets	**$ 7,942**	**$ 1,830**	**$ 6,112**
Arctic assets	**165**	**–**	**165**
	$ 8,107	**$ 1,830**	**$ 6,277**
As at December 31, 2007			
Oil sands assets	$ 7,662	$ 1,400	$ 6,262
Arctic assets	165	–	165
	$ 7,827	$ 1,400	$ 6,427

The Arctic assets are not subject to amortization as they have not yet been developed.

DD&A expense is comprised of the following:

For the years ended December 31	2008	2007
Depreciation and depletion expense	**$ 430**	$ 340
Accretion expense	**14**	11
	$ 444	$ 351

Note 8. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

As at December 31	2008	2007
Due to Syncrude Joint Venture/Syncrude Canada Ltd.	**$ 250**	$ 225
Accrued liabilities	**9**	42
Interest payable	**25**	22
	$ 284	$ 289

Amounts due to the Syncrude Joint Venture/Syncrude Canada Ltd. typically include commercial trade payables and Crown royalties payable.

Note 9. EMPLOYEE FUTURE BENEFITS AND OTHER LIABILITIES

As at December 31	2008	2007
Employee future benefits (a)	**$ 110**	$ 113
Accrued variable compensation and other (b)	**61**	56
	171	169
Less current portion comprised of:		
Employee future benefits	**(17)**	(16)
Accrued variable compensation and other (included in accounts payable and accrued liabilities)	**(55)**	(25)
	$ 99	$ 128

a) Employee Future Benefits

Syncrude Canada has a defined benefit and two defined contribution plans providing pension benefits and other retirement and post-employment benefit ("OPEB") plans covering most of its employees. Other post-employment benefits include certain health care and life insurance benefits for retirees, their beneficiaries and covered dependants. The OPEB plan is not funded.

Defined Benefit Plan

Syncrude measures its accrued benefit obligation and the fair value of plan assets for accounting purposes as at December 31 of each year. The most recent actuarial valuation of the pension plans for funding purposes was completed in 2007 and was as of December 31, 2006. The next required valuation will be as of December 31, 2009.

Canadian Oil Sands' share of Syncrude Canada's defined benefit plan accrued liability, based on its 36.74 percent ownership at December 31, 2008 and December 31, 2007, is comprised of its share of Syncrude Canada's accrued benefit obligation, partially offset by its share of Syncrude Canada's defined benefit plan assets as follows:

	Pension Benefit Plan		Other Post-Employment Benefits		Total	
As at December 31	2008	2007	2008	2007	2008	2007
Accrued benefit obligation:						
Balance, beginning of year	**$ 584**	$ 533	**$ 50**	$ 39	**$ 634**	$ 572
Acquired *(Note 5)*	**–**	18	**–**	1	**–**	19
Current service cost	**23**	24	**1**	1	**24**	25
Interest cost	**31**	28	**3**	2	**34**	30
Transferred in	**3**	5	**–**	–	**3**	5
Benefits paid	**(24)**	(21)	**(2)**	(1)	**(26)**	(22)
Actuarial loss (gain)	**(114)**	(3)	**(11)**	8	**(125)**	5
Balance, end of year	**$ 503**	$ 584	**$ 41**	$ 50	**$ 544**	$ 634
Fair value of plan assets:						
Actuarial fair value, beginning of year	**$ 374**	$ 339	**$ –**	$ –	**$ 374**	$ 339
Acquired *(Note 5)*	**–**	12	**–**	–	**–**	12
Actual return on plan assets	**(99)**	8	**–**	–	**(99)**	8
Employer contributions	**33**	30	**–**	–	**33**	30
Contributions – transfers	**3**	5	**–**	–	**3**	5
Benefits paid	**(23)**	(20)	**–**	–	**(23)**	(20)
Actuarial fair value, end of year	**288**	374	**–**	–	**288**	374
Funded status – Plan deficit	**(215)**	(210)	**(41)**	(50)	**(256)**	(260)
Unamortized net actuarial loss [1]	**145**	134	**3**	15	**148**	149
Unamortized past service costs [1]	**–**	–	**(2)**	(2)	**(2)**	(2)
Accrued benefit liability	**$ (70)**	$ (76)	**$ (40)**	$ (37)	**$ (110)**	$ (113)

[1] *Amortized over the expected average remaining service lives of employees covered by the plan, which is generally 12 years.*

The asset allocation for Syncrude Canada's plan assets was as follows:

	Percentage of plan assets	
As at December 31	2008	2007
Equity securities	**68**	68
Debt securities	**32**	32
	100	100

Elements of defined benefit costs recognized in the year:

For the years ended December 31	Pension Benefit Plan 2008	Pension Benefit Plan 2007	Other Post-Employment Benefits 2008	Other Post-Employment Benefits 2007	Total 2008	Total 2007
Current service cost	**$ 23**	$ 24	**$ 1**	$ 1	**$ 24**	$ 25
Interest cost	**31**	28	**3**	2	**34**	30
Actual return on plan assets	**99**	(8)	**–**	–	**99**	(8)
Actuarial loss (gain)	**(114)**	(3)	**(11)**	8	**(125)**	5
Elements of employee future benefits costs before adjustments to recognize the long-term nature of employee future benefit costs	**$ 39**	$ 41	**$ (7)**	$ 11	**$ 32**	$ 52
Adjustments to recognize the long-term nature of employee future benefit costs:						
Difference between expected return and actual return on plan assets	**(132)**	(23)	**–**	–	**(132)**	(23)
Difference between actuarial loss (gain) recognized for year and actual actuarial loss (gain) on accrued benefit obligation for year	**121**	9	**12**	(8)	**133**	1
	(11)	(14)	**12**	(8)	**1**	(22)
Defined benefit costs recognized in net income	**$ 28**	$ 27	**$ 5**	$ 3	**$ 33**	$ 30

Significant Assumptions

The significant assumptions adopted in measuring Syncrude Canada's accrued benefit obligations are as follows:

	Pension Benefit Plan 2008	Pension Benefit Plan 2007	Other Post-Employment Benefits 2008	Other Post-Employment Benefits 2007
Accrued benefit obligation as of December 31:				
Discount rate	**6.5%**	5.3%	**6.5%**	5.3%
Rate of compensation increase	**5.0%**	5.0%	**5.0%**	5.0%
Benefit costs for years ended December 31:				
Discount rate	**5.3%**	5.0%	**5.3%**	5.0%
Expected long-term rate of return on plan assets	**8.5%**	8.5%	**N/A**	N/A
Rate of compensation increase	**5.0%**	5.0%	**5.0%**	5.0%

For measurement purposes, a 10 percent annual rate of increase in the cost of supplemental health care benefits was assumed for 2007 and 2008. The rate will remain at 10 percent for 2009 before decreasing by 0.5 percent each year thereafter to an ultimate rate of five percent in 2019. In addition, an annual rate increase of four percent in dental rates was used in 2008 and 2007.

Sensitivity Analysis

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans under other post-employment benefits. A one percent increase in assumed health care cost trend rates would have increased the Trust's accrued benefit obligation by $5 million, and a similar decrease in rates would have decreased the Trust's obligation by $4 million. A one percent change in such rates would not have had a material impact on the Trust's current service and interest costs.

Defined Contribution Plans

Canadian Oil Sands' share of Syncrude Canada's defined contribution pension plans was approximately $2 million in each of 2008 and 2007.

Total Cash Payments

Canadian Oil Sands' share of Syncrude's total cash payments for employee future benefits for 2008 was $38 million (2007 – $34 million), consisting of cash contributed by Syncrude Canada to its funded pension plans, cash to fund pension payments in excess of registered plan limits, cash payments directly to beneficiaries for its unfunded OPEB plans and cash contributed to its defined contribution plans.

b) Accrued Variable Compensation and Other

Syncrude Canada has short-term and long-term incentive plans that are cash settled. These plans include Syncrude Canada's employee retention program (Note 21) and stock-based compensation plans (Note 15). Accrued variable compensation and other consists primarily of the long-term portion of these plans. The accrued obligations for these plans are measured at their estimated fair values.

Note 10. BANK CREDIT FACILITIES

As at December 31, 2008	
Extendible revolving term facility (a)	$ 40
Line of credit (b)	67
Operating credit facility (c)	800
	$ 907

The credit facilities of COSL, the operating subsidiary of the Trust, are unsecured. These credit agreements contain covenants relating to the restriction on Canadian Oil Sands' ability to sell all or substantially all of its assets or to change the nature of its business. In addition, Canadian Oil Sands has agreed to maintain its total debt-to-total book capitalization at an amount less than 60 percent, or 65 percent in certain circumstances involving acquisitions.

a) Extendible Revolving Term Facility

The $40 million extendible revolving term facility is a 364-day facility expiring April 23, 2009. This facility may be extended on an annual basis with the agreement of the bank. Amounts borrowed through this facility bear interest at a floating rate based on bankers' acceptances plus a credit spread, while any unused amounts are subject to standby fees. As at December 31, 2008, no amounts were drawn on this facility.

b) Line of Credit

The $67 million line of credit is a one-year revolving letter of credit facility. Letters of credit drawn on the facility mature April 30th each year and are automatically renewed, unless notification to cancel is provided by Canadian Oil Sands or the financial institution providing the facility at least 60 days prior to expiry. Letters of credit on this facility bear interest at a credit spread.

Letters of credit of approximately $67 million have been written against the line of credit as at December 31, 2008.

c) Operating Credit Facility

The $800 million operating facility is a multi-year facility, expiring April 27, 2012. Amounts borrowed through this facility bear interest at a floating rate based on either prime interest rates or bankers' acceptances plus a credit spread. Unused amounts are subject to standby fees. As at December 31, 2008, no amounts were drawn on this facility.

Note 11. LONG-TERM DEBT

As at December 31	2008	2007
5.75% Medium Term Notes due April 9, 2008 (a)	**$ –**	$ 149
5.55% Medium Term Notes due June 29, 2009 (b)	**200**	200
4.8% Senior Notes due August 10, 2009 (c)	**304**	246
5.8% Senior Notes due August 15, 2013 (d)	**364**	293
7.9% Senior Notes due September 1, 2021 (e)	**301**	243
8.2% Senior Notes due April 2, 2027 (f)	**89**	71
Credit facilities drawn, excluding letters of credit (Note 10)	**–**	16
	$ 1,258	$ 1,218

All of Canadian Oil Sands' medium term notes and senior notes are unsecured, rank pari passu with other senior unsecured debt of COSL, and contain certain covenants that place limitations on the sale of assets and the granting of liens or other security interests. The medium term notes are guaranteed by the Trust.

a) 5.75% Medium Term Notes
The Trust repaid $150 million of 5.75% Medium Term Notes on April 9, 2008.

b) 5.55% Medium Term Notes
On June 29, 2004, COSL issued $200 million of 5.55% unsecured Medium Term Notes, maturing June 29, 2009. Interest is payable on the notes semi-annually on June 29 and December 29.

c) 4.8% Senior Notes
On August 9, 2004, COSL issued U.S.$250 million of 4.8% Senior Notes, maturing August 10, 2009. Interest is payable on the notes semi-annually on February 10 and August 10.

d) 5.8% Senior Notes
On August 6, 2003, COSL issued U.S.$300 million of 5.8% Senior Notes, maturing August 15, 2013. Interest is payable on the notes semi-annually on February 15 and August 15.

e) 7.9% Senior Notes
On August 24, 2001, COSL issued U.S.$250 million of 7.9% Senior Notes, maturing September 1, 2021. Interest is payable on the notes semi-annually on March 1 and September 1. COSL has agreed to maintain its senior debt to book capitalization at an amount less than 55 percent.

f) 8.2% Senior Notes
On April 4, 1997, COSL issued U.S.$75 million of 8.2% Senior Notes, maturing April 1, 2027, and retired U.S.$1.05 million during 2000. Interest is payable on the notes semi-annually on April 1 and October 1.

h) Future Payments
Future payments payable under long-term debt, the total of which differs from the amortized cost balance recorded on the Consolidated Balance Sheet, are as follows:

2009	$ 506
2013	367
After five years	397
	$ 1,270

Canadian Oil Sands intends to refinance on a long-term basis the notes that are maturing in 2009. Of the $840 million in total credit facilities at December 31, 2008 the Trust had $800 million that do not expire until April 27, 2012 and may be used to refinance these obligations. In accordance with EIC-122 *Balance Sheet Classification of Callable Debt Obligations and Debt Obligations Expected to be Refinanced*, debt maturing in 2009 has not been reclassified to current liabilities.

Note 12. ASSET RETIREMENT OBLIGATION AND RECLAMATION TRUST

For the years ended December 31		2008		2007
Asset retirement obligation, beginning of year	$	**226**	$	173
Acquired *(Note 5)*		**–**		6
Liabilities settled		**(14)**		(1)
Accretion expense		**14**		11
Change in estimate		**9**		37
Asset retirement obligation, end of year	$	**235**	$	226

Canadian Oil Sands and each of the other Syncrude owners are liable for their share of ongoing environmental obligations related to the ultimate reclamation of the Syncrude properties on abandonment. The Trust estimates reclamation expenditures will be made over approximately the next 60 years and has applied an average credit-adjusted risk-free discount rate of six percent (2007 – six percent) in deriving the asset retirement obligation.

Syncrude's upgrader facilities have indeterminate useful lives and therefore the fair values of the related asset retirement obligations cannot be reasonably determined. Also, the timing and amount of the reclamation expenditures, if any, related to Syncrude's sulphur blocks are not determinable at the present time. The asset retirement obligations pertaining to the upgrader facilities and the sulphur blocks will be recognized in the year in which the settlement amounts and dates can be reasonably estimated.

The total undiscounted estimated cash flows required to settle the Trust's share of Syncrude's obligation was $774 million at December 31, 2008 (2007 – $743 million) as a result of revised cost estimates.

The reclamation expenditures will be funded from Canadian Oil Sands' cash from operating activities and reclamation trust. In addition to this regular funding for reclamation expenditures, Canadian Oil Sands deposits $0.1322 per barrel of production attributable to its Working Interest to a reclamation trust established for the purpose of funding the operating subsidiary's share of environmental and reclamation obligations. As at December 31, 2008, including interest earned on investments, the balance of the reclamation trust was $43 million (2007 – $37 million).

The Trust has posted letters of credit with the Province of Alberta in the amount of $67 million (2007 – $61 million) to secure its pro rata share of the reclamation obligations of the Syncrude participants.

Note 13. FUTURE INCOME TAXES

The tax provision recorded on the consolidated financial statements differs from the amount computed by applying the combined Canadian federal and provincial income tax statutory rate to earnings before taxes as follows:

For the years ended December 31		2008		2007
Earnings before taxes	$	**1,430**	$	1,322
Statutory rates				
Federal		**29.50%**		31.00%
Federal abatement		**-10.00%**		-10.00%
Federal surtax		**0.00%**		1.12%
Alberta provincial rate		**10.00%**		10.00%
		29.50%		32.12%
Expected taxes at statutory rate	$	**422**	$	425
Add (Deduct) the tax effect of:				
Net income attributable to the Trust – tax sheltered		**(532)**		(254)
Substantive enactment of trust taxation		**–**		701
Statutory rate adjustment for future rate reductions		**–**		(283)
Non-taxable portion of capital losses (gains)		**21**		(17)
Other		**(4)**		7
Provision for taxes	$	**(93)**	$	579

In 2007, *Bill C-52 Budget Implementation Act, 2007*, containing legislation to apply a new tax to publicly traded trusts in Canada, was substantively enacted by the Canadian federal government. Upon enactment of the legislation the Trust recorded an additional $701 million future income tax expense and future income tax liability on temporary differences.

During 2007, the federal government substantively enacted tax rate reductions, which lowered tax rates expected to apply in the future to corporations and trusts.

The amount shown on the Consolidated Balance Sheet as future income taxes represents the temporary difference of the Trust and its subsidiaries at substantively enacted tax rates expected to apply when the differences reverse.

Future income taxes are comprised of the following:

As at December 31	2008	2007
Capital and other assets in excess of tax value	**$ (1,654)**	$ (1,809)
Net liabilities in excess of tax value	**524**	587
Balance at December 31	**$ (1,130)**	$ (1,222)

As at December 31, 2008, the following are the estimated balances available for deduction against future taxable income:

As at December 31	2008
Canadian Oil Sands Trust:	
Canadian Development Expense	**$ 89**
Canadian Oil Sands Limited:	
Undepreciated Capital Costs ("UCC") [1]	
Federal UCC	**$ 1,709**
Provincial UCC	**$ 1,568**
Scientific Research and Exploration Development	**$ 14**

[1] *Approximately 58 percent are deductible at an accelerated rate up to income from a mine, and the remaining balance is deductible at the declining balance rate of 25 percent annually.*

Note 14. UNITHOLDERS' EQUITY

a) Unitholders' Capital

The Trust is authorized to issue an unlimited number of ordinary Units pursuant to the Trust Indenture. The Units represent a beneficial interest in the Trust, share equally in all distributions from the Trust and carry equal voting rights. No conversion or pre-emptive rights, and limited retraction rights are attached to the Units. Units are redeemable at the option of the Unitholder at a price that is the lesser of 90 percent of the average closing price of the Units on the principal trading market for the 10 trading days after the date of tender for redemption and the closing market price on the date of tender for redemption, subject to restrictions on the amount to be redeemed each quarter.

In 2008, a total of 2.2 million Units were issued (2007 – 8.5 million) for proceeds of $24 million (2007 – $240 million).

The following table summarizes the Units that have been issued:

Date	Number of Units (Millions)	Proceeds
Balance, January 1, 2007	470.9	$ 2,260
Issued for acquisition of additional Syncrude working interest (non-cash)	8.2	237
Issued on exercise of employee options	0.3	3
Balance, December 31, 2007	479.4	2,500
Issued on exercise of employee options	2.2	24
Balance, December 31, 2008	481.6	$ 2,524

The Trust has a Unitholder Rights Plan (the "Rights Plan") designed to provide the Trust and its Unitholders with sufficient time to explore and develop alternatives for maximizing Unitholder value if a takeover bid is made for the Trust. One right has been issued and attached to each issued and outstanding Unit. Rights issued under the Rights Plan become exercisable when a person, and any related parties, has acquired or begins a takeover bid to acquire 20 percent or more of the Units without complying with certain provisions in the Rights Plan. Should such an acquisition or announcement occur, each right entitles the holder, other than the acquiring person, to purchase Units at a 50 percent discount to the market price.

b) Net Income per Unit

The following table summarizes the Units used in calculating net income per Unit:

As at December 31 *(millions)*	**2008**	2007
Weighted-average Trust Units outstanding, Basic	**481**	479
Effect of options	**1**	2
Weighted-average Trust Units outstanding, Diluted	**482**	481

Note 15. STOCK-BASED COMPENSATION

Canadian Oil Sands' stock-based compensation includes stock option and performance unit plan grants for COSL employees pursuant to a long-term incentive program. In addition, Syncrude Canada has stock-based compensation plans for which Canadian Oil Sands records its Working Interest.

a) Canadian Oil Sands' Stock-based Compensation Plans

Canadian Oil Sands maintains two stock-based compensation plans as described below.

Option Plan

As of December 31, 2008 all remaining outstanding options under the Unit Option and Distribution Equivalent Plan had been exercised. As at December 31, 2008 Canadian Oil Sands had 828,261 options issued under its Unit Incentive Option Plan. The initial exercise price is based on the price of the Units on the preceding day prior to the issuance of the options. Other than exceptions relating to retirement, death or termination, each option has a term of seven years and vests in equal amounts over a three-year period. For options outstanding, the exercise price is reduced in future periods by the amount of distributions in excess of a threshold set by the Board of Directors at the time of the grant.

The following options were issued and outstanding:

Date	Number of Options (Millions)	Weighted-Average Exercise Price
Outstanding at January 1, 2007	2.7	$ 11.01
Granted in 2007	0.2	$ 29.93
Exercised in 2007	(0.3)	$ (8.24)
Outstanding at December 31, 2007	2.6	$ 12.85
Granted in 2008	0.4	$ 39.97
Exercised in 2008	(2.2)	$ 9.73
Outstanding at December 31, 2008	0.8	$ 32.83
Exercisable at December 31, 2007	2.1	$ 9.93
Exercisable at December 31, 2008	0.2	$ 26.80

Exercise Price – As at December 31, 2008	Number of Options Outstanding (Millions)	Weighted-Average Remaining Life (Years)	Weighted-Average Exercise Price
$19.89 – $29.03	0.4	4.6	$ 26.08
$31.62 – $43.41	0.4	6.2	$ 39.51
	0.8	5.4	$ 32.83

The fair value of each option is estimated on the grant date using an option-pricing model. The weighted-average fair values of the options granted and the weighted-average assumptions used in their determination are as noted below:

For the year ended December 31	**2008**	2007
Risk-free interest rate *(%)*	**3.95**	3.75
Expected life *(years)*	**4.5**	4.5
Expected volatility *(%)*	**28**	29
Expected distribution per Unit *($)*	**3.00**	1.20
Fair value per stock option *($)*	**4.15**	6.00

Performance Unit Incentive Plan

Canadian Oil Sands has granted Performance Unit Rights ("PUPs") pursuant to its Incentive Plan during 2007 and 2008. The PUPs are earned on the third anniversary of the date of grant, at which time the holder is entitled to receive an amount either in the form of Units purchased in the secondary market or in cash, equal to the aggregate current market value of the number of Units subject to the PUPs. No Units are to be issued from treasury. The number of Units granted under the PUPs is dependent on the total unitholder return generated by the Trust at the end of the three years compared to a peer group, with the actual Unit equivalents earned ranging from zero to double the target award. At December 31, 2008 a total of 117,726 PUPs were outstanding (2007 – 69,298) however no PUPs were vested at December 31, 2008 or 2007.

Canadian Oil Sands recorded approximately $2 million of Administration expense in 2008 (2007 – $3 million) related to its stock-based compensation plans.

b) Syncrude Canada's Stock-based Compensation Plans

Syncrude Canada maintains two stock-based compensation plans as described below.

Incentive Restricted Share Units Plan

Syncrude Canada implemented its Restricted Units program in 2006 which awards Restricted Units to certain employees. The Restricted Units vest three years after the date of issuance and require settlement by cash payments. Employees who retire prior to the vesting period may be eligible to receive pro-rated Restricted Units based upon the ratio of service provided during the vesting period relative to the full vesting period. At the end of the vesting period, the cash settlement is based on the weighted-average price of the shares or Units of the Syncrude owners at that time and the total shareholder return of the owners' shares or Units as compared to a relative peer group. At December 31, 2008 a total of 424,499 Restricted Units were outstanding (2007 – 179,303), however no Restricted Units were vested at December 31, 2008 or 2007.

Incentive Phantom Share Units Plan

Syncrude Canada implemented a stock-based compensation plan during 2002 which awarded Phantom Units to certain employees. The Phantom Units have value if the composite value of the weighted-average stock price of 70 percent of the Trust's Units and 30 percent of various other joint venture owners' public shares at the time of exercise by Syncrude Canada employees exceeds the issue price of the awards. The Phantom Units issued up to 2005 had a term of seven years and vest based on a graded vesting schedule: after the first year of issuance, 50 percent of the Phantom Units are exercisable, 25 percent the following year and the last 25 percent after year three. Subject to exceptions relating to early retirement, death or termination, each Phantom Unit issued under this plan after 2005 has a term of seven years and vests in equal amounts over a three-year period. When the awards are exercised they are settled in cash. At December 31, 2008 a total of 1.3 million Phantom Units were outstanding (2007 – 1.0 million) and a total of 0.3 million Phantom Units were exercisable (2007 – 0.3 million).

In 2008, Canadian Oil Sands recorded a $9 million recovery in operating expenses related to its share of Syncrude Canada's stock-based compensation expense as a result of declines in the plan value (2007 – $14 million expense).

Note 16. INTEREST, NET

For the years ended December 31		2008		2007
Interest expense on long-term debt	**$**	**76**	$	91
Interest income and other		**(8)**		(6)
Interest expense, net	**$**	**68**	$	85

Note 17. UNITHOLDER DISTRIBUTIONS

The Consolidated Statements of Unitholder Distributions are provided to assist Unitholders in reconciling cash from operating activities to Unitholder distributions.

Pursuant to Section 5.1 of the Trust Indenture, the Trust distributes all the income received or receivable by the Trust in a quarter less expenses and any other amounts required by law or under the terms of the Trust Indenture to be withheld. The Trust primarily receives income by way of a royalty and interest on intercompany loans from its operating subsidiary, COSL. The royalty is designed to capture the cash generated by COSL, after the deduction of all costs and expenses including operating and administrative costs, income taxes, capital expenditures, debt interest and principal repayments, working capital and reserves for future obligations deemed appropriate. The amount of royalty income that the Trust receives in any period has a considerable amount of flexibility through the use of discretionary reserves and debt borrowings or repayments (either intercompany or third party). Quarterly distributions are determined by the Board of Directors after considering the current and expected economic and operating conditions, ensuring financing capacity for Syncrude's expansion projects and/or Canadian Oil Sands' acquisitions, and with the objective of maintaining an investment grade credit rating.

For the years ended December 31		2008		2007
Cash from operating activities	**$**	**2,241**	$	1,377
Add (Deduct):				
Capital expenditures		**(281)**		(183)
Acquisition of additional Syncrude working interest		**–**		(231)
Disposition of properties		**–**		4
Change in non-cash working capital [1]		**6**		(1)
Reclamation trust funding		**(6)**		(7)
Change in cash and cash equivalents and financing, net [2]		**(156)**		(168)
Unitholder distributions	**$**	**1,804**	$	791
Unitholder distributions per Trust Unit	**$**	**3.75**	$	1.65

[1] *From investing activities.*

[2] *Primarily represents the change in cash and cash equivalents and net financing to fund the Trust's share of investing activities.*

Note 18. CAPITAL MANAGEMENT

The Trust's capital consists of cash and cash equivalents, debt and Unitholders' equity. The balance of each of these items at December 31 was as follows:

As at December 31		2008		2007
Long-term debt	**$**	**1,258**	$	1,218
Cash and cash equivalents		**(279)**		(268)
Net debt	**$**	**979**	$	950
Unitholders' equity	**$**	**3,910**	$	4,172
Total capitalization [1]	**$**	**4,889**	$	5,122
Net debt to total capitalization *(%)*		**20**		19

[1] *Net debt plus Unitholders' equity.*

Net debt to total capitalization increased in 2008 to 20 percent from 19 percent. This was primarily a result of cash from operating activities, distributions, debt repayments during the year and unrealized foreign exchange losses from the revaluations of the U.S. dollar denominated long-term debt and changes in Unitholders' equity.

The Trust's objective for managing capital is to maximize long-term Unitholder value by:

- Ensuring financing capacity for Syncrude's expansion projects and/or acquisitions of oil sands-related assets that are expected to add value to our Unitholders;
- Maintaining an investment grade credit rating to support financing of future expansions and acquisition opportunities, and to allow the Trust to remain un-hedged on its crude oil price exposure; and
- Distributing to Unitholders any cash that is not required for financing Syncrude's operations or capital investment growth opportunities that may offer Unitholders better value.

As disclosed in Notes 10 and 11, the Trust is bound by certain debt covenants; however, these covenants do not specifically limit the Trust's ability to pay distributions. The Trust monitors its total debt-to-total book capitalization as it must be less than 55 percent according to certain financial covenants. With a net debt-to-total capitalization of 20 percent at December 31, 2008, the Trust is well within its limits and a significant increase in debt or decrease in equity would be required to negatively impact the Trust's financial flexibility.

As a result of the Canadian trust taxation legislation passed in June 2007 and effective January 1, 2011, the Trust is subject to certain capital growth restrictions referred to as "normal growth" equity rules. These rules limit the amount of Unitholders' capital that can be issued by the Trust in each of the next two years, based on the Trust's market capitalization on October 31, 2006, as follows:

($ billions)		
Opening Cumulative Normal Growth Capital January 1, 2007	$	5.7
Issued on Talisman acquisition		(0.2)
Annual normal growth capital for 2007		2.9
Annual normal growth capital for 2008		2.9
Ending Cumulative Normal Growth Capital at December 31, 2008	$	11.3
Normal growth capital allowed in:		
2009	$	2.9
2010	$	2.9

If the maximum equity growth allowed is exceeded, the Trust may be subject to trust taxation prior to 2011. However, in 2008 the Department of Finance released draft legislation that would accelerate the safe haven guidelines to immediately allow cumulative new equity issues of up to 100 percent of an entity's October 31, 2006 market capitalization. As of December 31, 2008, this legislation was not enacted.

In addition to growth capital restrictions, the Trust also monitors its foreign ownership levels to the extent possible given the practical limitations regarding beneficial ownership information. The Trust Indenture, under which the Trust was created, provides that no more than 49 percent of the Units of the Trust can be held by non-Canadian residents. The potential impact of breaching this threshold may be the loss of mutual fund trust status, which may significantly adversely impact the valuation of the Units. At December 31, 2008, the Trust's best estimate of the foreign ownership level was 32 percent, based on account data at November 14, 2008.

Note 19. FINANCIAL INSTRUMENTS

Fair Values

The Trust's financial instruments include cash and cash equivalents, accounts receivable, reclamation trust short-term investments, accounts payable and accrued liabilities and debt. The fair values of the Trust's financial instruments that are included in the Consolidated Balance Sheet, with the exception of the Senior Notes and medium term notes, approximate their recorded amount due to the short-term nature of those instruments. The carrying values of the Trust's financial instruments at December 31, 2008 are as follows:

	Held for Trading	Loans and Receivables	Available for Sale	Other Liabilities	Total Carrying Value
Cash and cash equivalents	$ 279	$ –	$ –	$ –	$ 279
Accounts receivable	–	184	–	–	184
Reclamation trust	–	–	43	–	43
Accounts payable and accrued liabilities	–	–	–	284	284
Long-term debt	–	–	–	1,258	1,258
	$ 279	$ 184	$ 43	$ 1,542	$ 2,048

The fair values of the Senior Notes and medium term notes based on third-party market indications are as follows:

As at December 31		2008		2007
	Carrying Amount	**Estimated Fair Value**	Carrying Amount	Estimated Fair Value
5.75% medium term notes due April 9, 2008	**$ –**	**$ –**	$ 149	$ 150
5.55% medium term notes due June 29, 2009	**200**	**202**	200	201
4.8% Senior Notes due August 10, 2009 (U.S.$250 million)	**304**	**302**	246	246
5.8% Senior Notes due August 15, 2013 (U.S.$300 million)	**364**	**330**	293	302
7.9% Senior Notes due September 1, 2021 (U.S.$250 million)	**301**	**279**	243	269
8.2% Senior Notes due April 1, 2027 (U.S.$73.95 million)	**89**	**77**	71	81
	$ 1,258	**$ 1,190**	$ 1,202	$ 1,249

Financial Instrument Risk Management

Canadian Oil Sands provides a detailed risk management discussion, including its exposure and management of crude oil price risk, natural gas price risk, credit risk, liquidity risk and market risk (being foreign currency risk and interest rate risk) in its 2008 annual Management's Discussion and Analysis under the headings "Financial Market Risk" and "Credit Risk" included in the "Risk Management" section.

Note 20. CROWN ROYALTIES

In 2008, Canadian Oil Sands and the other Syncrude joint venture owners exercised their pre-existing option to convert to a bitumen-based Crown royalty. Effective January 1, 2009, Syncrude will calculate Crown royalties based on deemed bitumen revenues less allowed bitumen operating, non-production and capital costs, rather than paying Crown royalties based on the production of synthetic crude oil ("SCO"). As part of the conversion to a bitumen-based royalty, only costs related to producing bitumen rather than the fully upgraded SCO can be deducted. In addition, deductible costs in calculating Crown royalties will be reduced in future years by approximately $5 billion ($1.8 billion net to the Trust) resulting in future Crown royalties of approximately $1.25 billion plus interest ($459 million plus interest net to the Trust) over a 25 year period. The cost reductions relate to capital expenditures that were deducted in computing Crown royalties on SCO in prior years and that are no longer associated with the royalty base.

Also in 2008, Canadian Oil Sands and the other Syncrude owners reached an agreement with the Alberta government on terms to transition the Syncrude Project to Alberta's New Royalty Framework. Under the agreement, the Syncrude owners will pay the greater of 25 percent of net deemed bitumen revenues, or one percent of gross deemed bitumen-based revenues, plus an additional royalty of up to $975 million ($358 million net to the Trust) for the period January 1, 2010 to December 31, 2015. The additional royalty of $975 million is reduced proportionally on bitumen production of less than 345,000 barrels per day over the period and is payable in six annual installments in respect of the following periods:

	2010	2011	2012	2013	2014	2015	Total
Syncrude	$ 75	$ 75	$ 100	$ 150	$ 225	$ 350	$ 975
Canadian Oil Sands Share	$ 27	$ 27	$ 37	$ 55	$ 83	$ 129	$ 358

Note 21. COMMITMENTS

Canadian Oil Sands is obligated to make future cash payments under existing contractual agreements that it has entered into either directly or as an owner in Syncrude. The following commitments that relate to Syncrude reflect Canadian Oil Sands' Working Interest in the joint venture.

a) Management Services Agreement

Effective November 1, 2006, Syncrude Canada entered into a comprehensive Management Services Agreement with Imperial Oil Resources Ltd. ("Imperial Oil") to provide operational, technical and business management services to Syncrude Canada. The agreement has an initial term of 10 years, with five-year renewal provisions. Either Syncrude Canada or Imperial Oil has the option to cancel the agreement on 24 months notice for any reason. Canadian Oil Sands' 36.74 percent share of the annual fixed fee payable to Imperial Oil for the first 10 years under the agreement is $17 million per year. After the first three years through to year 10, variable performance fees will also apply based on the achievement of certain performance targets. Such variable fees may be comparable to the fixed fee component if Syncrude Canada realizes a corresponding benefit through higher production and/or lower per barrel operating costs.

b) Natural Gas Purchase Commitments

Syncrude has entered into purchase commitments for natural gas deliveries at floating market-related prices. There is one long-term natural gas supply contract that expires on October 31, 2010. Canadian Oil Sands' 36.74 percent share of this commitment is for 18 million gigajoules.

c) Pension Plan Solvency Deficiency Payments

The latest actuarial valuation completed in 2007 for Syncrude Canada's defined benefit pension plan requires payments to fund the pension plan solvency deficiency. Canadian Oil Sands' share of these funding requirements is $107 million over the next 14 years.

d) Expenditure Commitments
Canadian Oil Sands is committed to remaining costs of approximately $404 million related to its share of Syncrude's Emissions Reduction project, the majority of which are expected to be incurred over the next three years.

Syncrude introduced an employee retention incentive program for permanent Fort McMurray-based employees which began on April 1, 2006 and ends on March 31, 2009. Syncrude's estimated commitment related to the program is $128 million, or $47 million net to Canadian Oil Sands. A similar plan has also been put in place for the three-year period starting April 1, 2009 and ending March 31, 2012.

Syncrude has various vendor commitments owing in 2009 and 2010 for non-capital items of which the more significant purchases total $43 million, or $16 million net to Canadian Oil Sands.

e) Pipeline Commitments
Canadian Oil Sands has a long-term agreement with Alberta Oil Sands Pipeline Limited ("AOSPL") to transport production from the Syncrude plant gate to Edmonton, Alberta. The agreement provides for reimbursement on a cost of service basis, including operating expenses, cash taxes paid, and a return on the depreciated rate base. The agreement commits Canadian Oil Sands to pay its proportionate share of the cost of service whether or not it ships any volumes on the pipeline. The projected cost of service for 2009 is $21 million and it is expected to average $22 million through to 2035.

Note 22. CONTINGENCIES

a) Tax Disputes
For the period prior to 2000, the tax filings for COSL's predecessors, Canadian Oil Sands Investments Inc. ("COSII") and Athabasca Oil Sands Investments Inc. ("AOSII"), have been reassessed and closed. AOSII's and COSII's 2000, 2001, and 2002 tax returns have been reassessed by the Canada Revenue Agency ("CRA") and Notices of Objection have been filed pertaining to the Syncrude Remission Order and other items. A similar action had been previously instituted by Imperial Oil ("IMO") and accordingly, Canadian Oil Sands' action is being held in abeyance until the IMO action is determined. During 2008 IMO received a favourable ruling in respect of this dispute; however, CRA has appealed the decision. The resolution of this dispute regarding the Syncrude Remission Order is not expected to result in significant additional cash taxes being paid, but an unfavorable resolution would reduce the amount of tax pools available for carry forward. Timing of the resolution of this issue and the impact on tax pool balances could not be determined at December 31, 2008.

b) General
Various suits and claims arising in the ordinary course of business are pending against Syncrude Canada, the operator of the Syncrude Project for the Syncrude joint venture owners. While the ultimate effect of such actions cannot be ascertained at this time, in the opinion of the Trust's management and in consultation with its legal counsel, the liabilities that could reasonably be expected to arise from such actions would not be significant in relation to the operations of Syncrude. Syncrude Canada, as well as Canadian Oil Sands and the other Syncrude owners, also have claims pending against various parties, the outcomes of which are not yet determinable.

Note 23. GUARANTEES

Canadian Oil Sands has posted performance standby letters of credit with the Province of Alberta which are renewed annually. The letters of credit guarantee to the Province of Alberta the reclamation obligations of Canadian Oil Sands' interest in future reclamation of the Syncrude mine sites. The Province of Alberta can draw on the letters of credit if Syncrude fails to perform its reclamation duties on its mine sites. The maximum potential amount of payments Canadian Oil Sands may be liable for pursuant to these letters of credit is $67 million.

Note 24. SUPPLEMENTARY INFORMATION

a) Change in Non-cash Working Capital

For the years ended December 31		2008		2007
Operating activities				
Accounts receivable	**$**	**195**	$	(135)
Inventories		**9**		(18)
Prepaid expenses		**1**		1
Accounts payable and accrued liabilities		**(5)**		(15)
Less: A/P change reclassed to investing and other		**2**		2
	$	**202**	$	(165)
Investing activities				
Accounts payable and accrued liabilities	**$**	**6**	$	(1)

b) Interest and taxes paid

For the years ended December 31		2008		2007
Income tax paid	**$**	**–**	$	1
Interest charges paid	**$**	**74**	$	94

c) Major Customers

In connection with the marketing and sale of Canadian Oil Sands' own synthetic crude oil for the year ended December 31, 2008, the Trust had one customer (2007 – three) which individually accounted for more than 10 percent of consolidated revenues. This customer is a major international integrated energy company with a high quality investment grade credit rating. Sales to this customer were approximately $837 million (2007 – $647 million).

Note 25. SUBSEQUENT EVENT

Premium Distribution, Distribution Reinvestment and Optional Unit Purchase Plan

The Trust reinstated its Premium Distribution, Distribution Re-Investment and Optional Unit Purchase Plan ("DRIP") in January 2009. The DRIP allows eligible Unitholders to direct their distributions to the purchase of additional Units at 95 percent of the weighted average market price, as defined in the DRIP. Alternatively, eligible Unitholders may elect under the premium distribution component to have their distributions invested in new Units and exchanged through the DRIP broker for a premium distribution equal to 102 percent of the amount that the Unitholder would otherwise have received on the distribution date (subject to proration and withholding tax reductions in certain circumstances). Finally, the DRIP allows those Unitholders who participate in either the regular distribution re-investment or premium distribution component of the DRIP to purchase additional Units from treasury at the average market price in minimum amounts of $1,000 per remittance and maximum amounts of $100,000, in a given quarter, all subject to an overall annual limit of two percent of the issued and outstanding Units being offered for purchase in this manner.

Glossary

Alberta oil sand(s) deposits The four deposits, Athabasca, Peace River, Cold Lake and Wabasca, have total resources in place estimated at 1.7 trillion to 2.5 trillion barrels. The Athabasca Oil Sands deposit, Alberta's largest and most accessible source of bitumen, contains more than one trillion barrels of bitumen over an area encompassing more than 30,000 square kilometers.

Bitumen The molasses-like substance that comprises up to 18% of oil sands. Bitumen, in its raw state, is black, asphalt-like oil. It requires upgrading or blending to make it transportable by pipeline and usable by conventional refineries.

Carbon dioxide (CO_2) A non-toxic gas produced from decaying materials, respiration of plant and animal life, and combustion of organic matter, including fossil fuels; carbon dioxide is the most common greenhouse gas produced by human activities.

Cokers Vessels in which bitumen is cracked into its fractions and from which coke is withdrawn in the process of converting bitumen to upgraded crude oil.

Conventional oil Petroleum found in liquid form, flowing naturally, or capable of being pumped without further processing or dilution.

Debottleneck An undertaking to systematically remove plant capacity limitations through modifications of existing facilities and/or addition of capital facilities; commonly provides a 10 to 20% capacity improvement versus a major capital intensive expansion.

Feedstock(s) Raw material supplied to refinery, oil sands upgrader, or petrochemical plant.

Flue gas scrubber/desulphurizer Equipment that removes sulphur dioxide and other emissions.

Fluid coking A major part of the upgrading process whereby high temperatures in a coker break down the complex bitumen molecules, rejects carbon and causes bitumen molecules to reformulate into lighter fractions that become the main ingredients in upgraded crude oil.

Greenhouse gases Any of the various gases that contribute to the greenhouse effect.

Oil sand(s) A composition of sand, bitumen, mineral rich clays and water.

Oil sand(s) lease A long-term agreement with the provincial government which permits the leaseholder to extract bitumen, other metals and minerals contained in the oil sands in the specified lease area.

Ore grade The percentage of bitumen by weight in the oil sands.

Overburden Layer of rocky, clay-like material that lies under muskeg and above oil sands deposits.

Sulphur dioxide (SO_2) A compound of sulphur and oxygen produced by burning sulphur.

Synthetic crude oil A high-quality product resulting from the mining, extraction and upgrading of bitumen.

Tailings A combination of water, sand, silt and fine clay particles that is a by-product of removing bitumen from oil sand.

Tailings Systems Separation of water from sand and clay to enable incorporation of solids into reclamation landscapes and recycling of water back into the operations.

Total volume to bitumen in place (TV/BIP) The ratio of total ore plus overburden volume to total bitumen in place.

Turnaround A unit shutdown essential for good maintenance of the mining, producing and upgrading facilities. A turnaround reduces production but does not usually halt it entirely as the various operating units are often duplicated.

Upgrading The conversion of heavy bitumen into a lighter crude oil by increasing the ratio of hydrogen to carbon, either by removing carbon (coking) or adding hydrogen (hydroprocessing).

RESERVES AND RESOURCES DEFINITIONS

Proved Reserves Reserves that can be estimated with a high degree of certainty to be recoverable. NI 51-101 further identifies the certainty level for proved reserves as "at least a 90% probability that the quantities actually recovered will equal or exceed the estimated proved reserves".

Proved plus Probable Reserves Additional reserves that are less certain to be recovered than proved reserves. NI 51-101 defines the certainty level as "at least a 50% probability that the quantities actually recovered will equal or exceed the sum of the estimated proved plus probable reserves." Therefore, under NI 51-101, the proved plus probable reserves represent a "best estimate" or "expected reserves".

Contingent Resources Quantities of petroleum estimated, as of a given date, to be potentially recoverable from known accumulations using established technology or technology under development, but which are not currently considered to be commercially recoverable due to one or more contingencies.

Prospective Resources Quantities of petroleum estimated, as of a given date, to be potentially recoverable from undiscovered accumulations by application of future development projects. Prospective resources have both an associated chance of discovery and a chance of development.

Best Estimate Term used to describe an uncertainty category for resources estimates referring to the best estimate of the quantity that will actually be recovered. It is equally likely that the actual remaining quantities recovered will be greater or less than the "best estimate". The best estimate of Contingent and Prospective Resources is prepared independent of the risks associated with achieving commercial production.

FINANCIAL METRICS

Netback Net realized selling price, after hedging, less operating costs and Crown royalties.

Net debt to cash from operating activities Net debt divided by cash from operating activities.

Net debt to total capitalization Net debt divided by net debt plus Unitholders' equity.

Return on average Unitholders' equity Net income divided by average Unitholders' equity.

Return on average productive capital employed Net income before net interest expense, future income taxes and unrealized foreign exchange gains and losses, divided by average net debt plus Unitholders' equity, excluding major expansion projects not yet in use.

ABBREVIATIONS

American Petroleum Institute specific gravity: **API**
barrel(s): **bbl, bbls**
barrel(s)/day: **bbl/d, bbls/d, bpd**
carbon dioxide: **CO_2**
gigajoule: **GJ**
greenhouse gases: **GHG(s)**
millions of barrels: **mmbbls**
sulphur dioxide: **SO_2**
Syncrude crude oil: **SCO**
thousands of barrels: **mbbls**
West Texas Intermediate: **WTI**

Statistical Summary

($ millions, except as indicated)	2008	2007	2006	2005	2004
FINANCIAL					
Revenues, after crude oil purchases and transportation expense	**4,169**	3,250	2,432	1,967	1,352
Operating costs	**1,368**	1,034	907	731	601
Non-production costs	**78**	63	70	85	48
Crown royalties	**599**	485	232	19	18
Administration	**17**	20	17	12	9
Insurance	**6**	8	6	8	9
Interest, net	**68**	85	98	104	95
Depreciation, depletion and accretion	**444**	351	255	198	172
Foreign exchange loss (gain)	**159**	(117)	(5)	(29)	(80)
Future income tax expense (recovery) and other	**(93)**	579	17	8	(29)
Income (loss) from discontinued operations	**–**	1	(1)	–	–
Net income	**1,523**	743	834	831	509
Per Trust Unit [1] *($)*	**3.17**	1.55	1.79	1.81	1.14
Cash from operating activities	**2,241**	1,377	1,142	949	594
Per Trust Unit [1] *($)*	**4.66**	2.87	2.45	2.07	1.33
Unitholder distributions	**1,804**	791	512	184	180
Per Trust Unit [1] *($)*	**3.75**	1.65	1.10	0.40	0.40
Capital expenditures	**281**	183	300	800	942
RESERVES *(billions of SCO bbls, net to Canadian Oil Sands)*					
Proved reserves	**1.0**	1.0	1.0	1.0	1.0
Proved plus probable reserves	**1.8**	1.8	1.8	1.8	1.8
Contingent resources	**2.0**	2.1	1.4	1.4	1.4
Prospective resources	**0.8**	0.8	N/A	N/A	N/A
AVERAGE DAILY SALES *(bbls)* [2]	**105,986**	112,298	91,844	75,994	84,575
OPERATING NETBACK *($/bbl)*					
Revenues, after crude oil purchases and transportation expense	**107.47** [3]	79.29	72.56	70.91	43.68
Operating costs	**35.26**	25.23	27.07	26.34	19.40
Crown royalties	**15.44**	11.83	6.93	0.71	0.58
Netback	**56.77**	42.23	38.56	43.86	23.70
FINANCIAL RATIOS					
Net debt to cash from operating activities *(times)*	**0.4**	0.7	1.1	1.7	2.8
Net debt to total capitalization *(%)*	**20.0**	18.6	24.6	32.8	39.0
Return on average productive capital employed *(%)*	**33.9**	24.7	24.4	37.1	21.5
Return on average Unitholders' equity *(%)*	**37.7**	18.3	22.7	27.6	21.4
$/TRUST UNIT PRICES [1]					
High	**55.25**	38.88	38.75	28.60	13.64
Low	**18.15**	25.09	24.32	12.42	8.05
Close	**21.10**	38.71	32.61	25.20	13.52
Trading volume *(millions of Trust Units)*	**463.6**	373.8	406.6	356.9	389.2
Number of Trust Units outstanding *(millions)*	**481.6**	479.4	470.9	462.6	457.2

[1] *Trust Unit information has been adjusted to reflect the 5:1 Unit split that occurred on May 3, 2006.*

[2] *The Trust's sales volumes differ from its production volumes due to changes in inventory, which are primarily in-transit pipeline volumes, and are net of purchased crude oil volumes.*

[3] *Revenue includes sulphur sales. Average net realized SCO selling price after transportation and hedging was $106.91 per barrel.*

Unitholder Information

OFFICERS

C. E. (Chuck) Shultz
Chairman of the Board

Marcel R. Coutu
President and Chief Executive Officer

Ryan M. Kubik
Chief Financial Officer

Trevor R. Roberts
Chief Operations Officer

Allen R. Hagerman, FCA
Executive Vice President

Trudy M. Curran
General Counsel & Corporate Secretary

Robert P. Dawson
Treasurer

Darren K. Hardy
Vice President, Operations

Laureen C. DuBois
Controller

Siren Fisekci
Director, Investor Relations

Scott W. Arnold
Assistant Treasurer

BOARD OF DIRECTORS

C. E. (Chuck) Shultz [2, 3]
(Chairman of the Board)
Chairman and Chief Executive Officer
Dauntless Energy Inc.
Calgary, Alberta

Ian A. Bourne [1, 2]
Calgary, Alberta

Marcel R. Coutu
President and Chief Executive Officer
Canadian Oil Sands Limited

Donald J. Lowry [1, 2]
President and Chief Executive Officer
Epcor Utilities Inc.
Edmonton, Alberta

The Right Honourable Donald F. Mazankowski [1]
Edmonton, Alberta

Wayne M. Newhouse [2, 3]
Calgary, Alberta

Brant G. Sangster [1, 3]
Calgary, Alberta

Wesley R. Twiss [2, 3]
Calgary, Alberta

John B. Zaozirny, Q.C. [1, 3]
Canaccord Capital
Calgary, Alberta

[1] Member of the Corporate Governance and Compensation Committee
[2] Member of the Audit Committee
[3] Member of the Reserves, Marketing Operations and Environmental, Health and Safety Committee

Toronto Stock Exchange
COS.UN

Registrar and Transfer Agent
Computershare Trust Company of Canada, with offices in Vancouver, Calgary, Toronto, Montreal and Halifax, is the registrar and Transfer Agent for Canadian Oil Sands Trust. Computershare is also Trustee of the Trust.

Computershare Trust Company of Canada
710, 530 – 8th Avenue SW
Calgary, Alberta, T2P 3S8
Attention: Corporate Trust Department
Telephone: 1 (800) 564-6253
Fax: (403) 267-6598
E-mail: service@computershare.com

Auditors
PricewaterhouseCoopers LLP
Chartered Accountants
Calgary, Alberta

Independent Qualified Reserve Evaluators
GLJ Petroleum Consultants Ltd.
Calgary, Alberta

Internal Auditors
Deloitte & Touche LLP
Calgary, Alberta

Canadian Oil Sands Limited
2500 First Canadian Centre
350 – 7th Avenue SW
Calgary, Alberta T2P 3N9
Telephone: (403) 218-6200
Fax: (403) 218-6201

Investor and Media Relations Contact
Siren Fisekci
Telephone: (403) 218-6220
Fax: (403) 218-6201
E-mail: investor_relations@cos-trust.com

NOTICE OF MEETING

Canadian Oil Sands' 2008 Annual and Special Meeting will be held in the Metropolitan Conference Centre, The Ballroom, 333 – 4th Avenue SW, Calgary, Alberta, Canada on Wednesday, April 29, 2009 at 2:30 pm (MST). All Unitholders are invited to attend, and those unable to do so are requested to sign and return the form of proxy mailed with this report to ensure representation at the meeting.

DRIP

Canadian Oil Sands Trust offers a Premium Distribution, Distribution Reinvestment & Optional Unit Purchase Plan (DRIP) that provides Unitholders with several options to manage their distribution payments in a cost-effective, convenient manner. For more information please visit our website at www.cos-trust.com/investor/DRIP, or contact the Trust or Computershare at the numbers provided above. Only Canadian resident Unitholders are eligible to participate in the DRIP at this time.

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Canadian Oil Sands Limited
2500 First Canadian Centre
350 – 7 Avenue S.W.
Calgary, Alberta
Canada T2P 3N9

Telephone +1 403 218-6200
www.cos-trust.com

TSX: COS.UN